As filed with the Securities and Exchange Commission on June 14, 2000.

                                                     Registration No. 333-
                                                                      811-
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


                                    FORM N-4

       REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]

                         Pre-Effective Amendment No.                     [ ]

                         Post Effective Amendment No.                    [ ]

           REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

                                Amendment No. 2                          [X]


                           ------------------------

                FIRST AMERITAS VARIABLE ANNUITY SEPARATE ACCOUNT
                                  (REGISTRANT)

                 FIRST AMERITAS LIFE INSURANCE CORP. of NEW YORK
                                   (DEPOSITOR)
                           400 Rella Blvd., Suite 304
                          Suffern, New York 10901-4253
                                 1-800-215-1096
                            ------------------------

                                DONALD R. STADING
                          Secretary and General Counsel
                 First Ameritas Life Insurance Corp. of New York
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                 (402) 467-7465

Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

It is proposed that this filing will become effective:
     [ ]  immediately upon filing pursuant to paragraph b
     [ ]  on ------------- pursuant to paragraph b of Rule 485
     [X]  60 days after filing pursuant to paragraph (a)(1) of Rule 485
     [ ] on pursuant to paragraph (a)(1) of Rule 485

                            -----------------------

If appropriate, check the following box:
     |_| this post-effective amendment designates a new effective date for a previously filed post-effective amendment.


                      TITLE OF SECURITIES BEING REGISTERED:
                       SECURITIES OF UNIT INVESTMENT TRUST



                                        OVERTURE ACCLAIM!
                          CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4

PART A
FORM N-4          ITEM                             HEADING IN PROSPECTUS

Item 1.           Cover Page.......................Cover Page
Item 2.           Definitions......................Definitions
Item 3.           Synopsis or Highlights...........Fee Table; Fund Expense Summary; Example
Item 4.           Condensed Financial Information..Condensed Financial Information; Performance Data
Item 5.           General Description of Registrant,
                  Depositor and Portfolio Companies
                  a) Depositor.....................First Ameritas Life Insurance Corp. of New York
                  b) Registrant....................The Separate Account
                  c) Portfolio Company.............The Funds
                  d) Prospectus....................The Funds
                  e) Voting........................Voting Rights
                  f) Administrator.................N/A
Item 6.           Deductions and Expenses
                  a) Deductions....................Fee Table; Charges and Deductions
                  b) Sales Load....................Fee Table; Withdrawal Charge
                  c) Special purchase plans........Administrative Charges
                  d) Commissions...................Distribution of the Policies
                  e) Portfolio company deductions and
                  expenses.........................The Funds; Fee Table: Fund Expense Summary
                  f) Registrant's expenses.........N/A
Item 7.           General Description of Variable
                  a) Rights........................The Policy; Distributions Under the Policy; General
                                                                             Provisions; Voting Rights
                  b) Provisions and limitations....The Policy; Allocation of Premium; Transfers
                  c) Changes in contracts or
                  operations.......................Addition, Deletion, or Substitution of Investment;
                                                                            The Policy; Voting Rights
                  d) Contractowners inquiries......Ameritas Variable Life Insurance Company
Item 8.           Annuity Period
                  a) Level of benefits.............Allocation of Premium; Annuity Income Options
                  b) Annuity commencement date.....Annuity Date
                  c) Annuity payments..............Annuity Income Options
                  d)Assumed investment return......N/A
                  e) Minimums......................Annuity Income Options
                  f) Rights to change options or
                  transfer investment base.........Annuity Income Options
Item 9.           Death Benefit
                  a) Death benefit calculation.....Death of Annuitant Prior to Annuity Date: Death of
                                                                        Owner; Annuity Income Options
                  b) Forms of benefits.............Death of Annuitant Prior to Annuity Date: Death of
                                                                        Owner; Annuity Income Options
Item 10.          Purchases and Contract Values
                  a) Procedures for purchases......Cover Page; Policy Application and Premium Payment;
                                                                                Allocation of Premium
                  b) Accumulation unit value.......Accumulation Value
                  c) Calculation of accumulation unit
                  value............................Accumulation Value
                  d) Principal underwriter.........Distribution of the Policies





Item 11.          Redemptions
                  a) Redemption procedures.........Full and Partial Withdrawals
                  b) Texas Optional Retirement
                  Program..........................N/A
                  c) Delay.........................Full and Partial Withdrawals; Deferment of Payment
                  d) Lapse.........................N/A
                  e) Revocation of rights..........Refund Privilege
Item 12.          Taxes
                  a) Tax consequences..............Federal Tax Matters
                  b) Qualified plans...............Federal Tax Matters
                  c) Impact of taxes...............Taxes
Item 13.          Legal Proceedings................Legal Proceedings
Item 14.          Table of Contents for Statement of
                  Additional Information...........Statement of Additional Information

PART B
FORM N-4          ITEM                             HEADING IN STATEMENT OF ADDITIONAL INFORMATION

Item 15.          Cover Page.......................Cover Page
Item 16.          Table of Contents................Table of Contents
Item 17.          General Information and History
                  a) Name change/Suspended Sales...N/A
                  b) Attribution of Assets.........N/A
                  c) Control of Depositor..........General Information and History
Item 18.          Services
                  a) Fees, expenses and costs......N/A
                  b) Management-related services...AVLIC
                  c) Custodian and independent public
                  accountant.......................Safekeeping of Separate Account Assets; Experts
                  d) Other custodianship...........N/A
                  e) Administrative servicing agentN/A
                  f) Depositor as principal
                  underwriter......................N/A
Item 19.          Purchase of Securities Being Offered
                  a) Manner of Offering............N/A
                  b) Sales load....................N/A
Item 20.          Underwriters
                  a) Depositor or affiliate as principal
                  underwriter......................Distribution of the Policy
                  b)continuous offering............Distribution of the Policy
                  c) Underwriting commissions......Distribution of the Policy
                  d) Payments of underwriter.......N/A
Item 21.          Calculation of Performance Data..Calculation of Performance Data
Item 22.          Annuity Payments.................N/A
Item 23.          Financial Statements
                  a) Registrant....................Financial Statements
                  b) Depositor.....................Financial Statements

                           P R O F I L E   O F   T H E
                O V E R T U R E ANNUITY III-PLUS V A R I A B L E
                          A N N U I T Y C O N T R A C T

                                ___________, 2000

 THIS PROFILE SUMMARIZES IMPORTANT POINTS YOU SHOULD CONSIDER BEFORE PURCHASING
     THIS POLICY. THE POLICY IS MORE FULLY DESCRIBED IN THE PROSPECTUS WHICH
                            ACCOMPANIES THIS PROFILE.
                      PLEASE READ THE PROSPECTUS CAREFULLY.

1.  THE ANNUITY CONTRACT
    The variable annuity Policy offered by First Ameritas Life Insurance Corp. of New York (First Ameritas) is a Policy between you, the Owner, and First Ameritas, an insurance company. The Policy provides a means for investing on a tax-deferred basis in 31 investment Subaccounts and a Fixed Account of First Ameritas. The Policy is intended for retirement savings or other long-term investment purposes and provides for a Death Benefit and guaranteed income options.
    This Policy offers 31 Subaccounts which are listed below. These Subaccounts are designed to offer a better return than the Fixed Account, however, this is NOT guaranteed. You can also lose your money.
    The Fixed Account offers an interest rate guaranteed by the insurance company, First Ameritas. This interest rate is set as declared effective for the month of issue, and is guaranteed for the remainder of the Policy Year. In subsequent Policy Years, amounts in the Fixed Account earn interest at the rate declared in the month of the last Policy anniversary. While your money is in the Fixed Account, your principal and all interest earned is guaranteed by First Ameritas.
    You can put money into any or all of the Subaccounts and the Fixed Account. You can transfer between Subaccounts up to 15 times a year without charge. After 15 transfers, the charge is $10 for each additional transfer. There are restrictions on the Fixed Account.
    The Policy, like all deferred annuity policies, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you or the annuitant begin receiving regular payments from your Policy.
    The money you can accumulate during the accumulation phase will determine the income payments during the income phase.

2.  ANNUITY PAYMENTS
    (THE INCOME PHASE)
    If you want to receive regular income from your annuity, you can choose one of five options: (1) monthly payments of interest only; (2) monthly payments for a fixed amount until depleted; (3) monthly payments for a certain period up to 20 years (as you select); (4) monthly payments for your life (assuming you are the annuitant) that may include a guaranteed period; and (5) monthly payments for your life and for the life of another person (usually your spouse). The annuity options are fixed only. Once you begin receiving regular payments, you cannot change your payment plan. Additional rules and options may apply to qualified plan Policies, such as an Individual Retirement Annuity ("IRA").

3.  PURCHASE
    You can buy this Policy with $2,000 or more under most circumstances. Your registered representative can help you fill out the proper forms. You can add $500 or more any time during the accumulation phase.

4.  INVESTMENT OPTIONS
    Besides the Fixed Account, you can put your money in any or all of the Subaccounts identified in the chart, below. These Subaccounts invest in Portfolios described in the Fund prospectuses. Depending upon market conditions, you can make or lose money in any of these Subaccounts.

5.  EXPENSES
    The Policy has insurance features and investment features, and there are costs related to each.
    First Ameritas currently deduct a $36 Policy fee each year from your Policy (guaranteed to be no more than $40 per year). First Ameritas currently waives this charge if the Accumulation Value of your Policy is at least $50,000. First Ameritas also deducts insurance charges of an annualized 1.40% of the daily value of your Policy. Investment charges range from .28% to 1.75% of the average daily value of the Subaccounts depending upon the Subaccount.
    If required by state law, First Ameritas will assess a state premium tax charge at the time of premium receipt or when you make a complete withdrawal or begin receiving regular income payments. State premium tax will not be more than 2%.
    The following chart is to help you understand the charges in the Policy. The column "Total Annual Charges" shows the maximum allowed Policy fee, based on an assumed average contract size of $60,000 (although we currently waive this fee if the contract size exceed $50,000), the 1.02% insurance charge and the investment charge for each Subaccount. The next two columns show you examples of the charges, in dollars, you would pay on a $1,000 investment in a Policy that earns 5% annually if you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. For year 1, the Total Annual Charges are assessed. For year 10, the example shows the aggregate of all the annual charges assessed for the first 10 years, but there is no withdrawal charge.

POLICY EXPENSES
    The premium tax is assumed to be 0% in both examples.

                                                      TOTAL ANNUAL
                                       TOTAL ANNUAL    PORTFOLIO       TOTAL        EXAMPLES:
 INVESTMENT MANAGER                     INSURANCE       CHARGES       ANNUAL      TOTAL ANNUAL
      SUBACCOUNT PORTFOLIO               CHARGES     (REFLECTS ANY    CHARGES   EXPENSES AT END OF:
                                                     REIMBURSEMENT)
                                                                                 1 YEAR   10 YEARS
AMERITAS INVESTMENT CORP.
       Ameritas Money Market              1.53%          0.28%         1.81%      $78      $208
       Ameritas Index 500                 1.53%          0.30%         1.83%      $78      $210
       Ameritas Growth                    1.53%          0.81%         2.34%      $83      $263
       Ameritas Income & Growth           1.53%          0.70%         2.23%      $82      $252
       Ameritas Small Capitalization      1.53%          0.92%         2.45%      $85      $274
       Ameritas MidCap Growth             1.53%          0.86%         2.39%      $84      $268
       Ameritas Emerging Growth           1.53%          0.87%         2.40%      $84      $269
       Ameritas Research                  1.53%          0.88%         2.41%      $84      $270
       Ameritas Growth With Income        1.53%          0.90%         2.43%      $84      $272
CALVERT ASSET MANAGEMENT COMPANY, INC.
       CVS Social Small Cap Growth        1.53%          1.15%         2.68%      $87      $297
       CVS Social Mid Cap Growth          1.53%          1.02%         2.55%      $86      $284
       CVS Social International Equity    1.53%          1.50%         3.03%      $90      $330
       CVS Social Balanced                               0.86%         2.39%      $84      $268
FIDELITY MANAGEMENT & RESEARCH COMPANY (all portfolios are Service Class 2)
       VIP Equity-Income                  1.53%          0.83%         2.36%      $84      $265
       VIP Growth                         1.53%          0.93%         2.46%      $85      $275
       VIP High Income                    1.53%          0.95%         2.48%      $85      $277
       VIP Overseas                       1.53%          1.16%         2.69%      $87      $298
       VIP Asset Manager                  1.53%          0.89%         2.42%      $84      $271
       VIP Investment Grade Bond          1.53%          0.82%         2.35%      $84      $264
       VIP Asset Manager: Growth          1.53%          0.98%         2.51%      $85      $280
       VIP Contrafund                     1.53%          0.95%         2.48%      $85      $277
FRED ALGER MANAGEMENT INC.
       Alger American Balanced            1.53%          0.93%         2.46%      $85      $275
       Alger American Leveraged AllCap    1.53%          0.93%         2.46%      $85      $275
MASSACHUSETTS FINANCIAL SERVICES COMPANY
       MFS Utilities                      1.53%          0.91%         2.44%      $84      $273
       MFS Global Governments             1.53%          0.91%         2.44%      $84      $273
       MFS New Discovery                  1.53%          1.07%         2.60%      $86      $289
MORGAN STANLEY ASSET MANAGEMENT
       UIF Emerging Markets Equity        1.53%          1.75%         3.28%      $93      $354
       UIF Global Equity                  1.53%          1.15%         2.68%      $87      $297
       UIF International Magnum           1.53%          1.15%         2.68%      $87      $297
       UIF Asian Equity                   1.53%          1.20%         2.73%      $87      $302
       UIF U.S. Real Estate               1.53%          1.10%         2.63%      $86      $292

For more detailed information, see the Fee Table in the prospectus.


6.  TAXES
    Your earnings are generally not taxed until you take them out. If you take money out, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are generally considered partly a return of your original investment so that part of each payment is not taxable as income.

7.  ACCESS TO YOUR MONEY
    You can take money out anytime during the accumulation phase. Each Policy Year you can take the greater of up to 10% of the Accumulation Value or any accumulated earnings without a charge. Withdrawals more than that may be charged up to 8% of each withdrawal. After First Ameritas has had a payment for 9 years, there is no charge for withdrawal of that payment. Of course, you may have to pay income tax and a tax penalty on any money you take out. Each payment you add to your Policy has its own 9 year charge period.

8.  PERFORMANCE
    The value of the Policy will vary up or down depending upon the investment performance of the Subaccounts you choose after deducting Policy expenses. The Policy has been offered and the Subaccounts commenced operations only since the effective date of this Profile and Prospectus. Past performance is not a guarantee of future results.

9.  DEATH BENEFIT
     If the Annuitant dies before reaching the income phase, the person you have chosen as the Annuitant's beneficiary will receive a Death Benefit. If there are Joint Annuitants named on the Policy, this benefit is paid on the death of the second of the Annuitants to die. This Death Benefit will be the greater of: (1) the money you have put in, less any money you have taken out, or (2) the current value of your Policy. If available, an optional Guaranteed Minimum Death Benefit Rider can be purchased to guaranty that the Death Benefit will be the value of your Policy at the most recent annual Policy anniversary, if greater, plus any money you have added since that anniversary, minus any money you have taken out since that anniversary, with adjustments.

10. OTHER INFORMATION
    FREE LOOK. You may cancel the Policy within 10 days after receiving it (or whatever period is required by the state). Since law requires us to refund any premium paid, we will put your money in the Money Market Subaccount during the free-look period and return your original payment.

    NO PROBATE. Usually, when an Annuitant dies, the person you have chosen as the Annuitant's beneficiary will receive the Death Benefit without going through probate.

    WHO SHOULD PURCHASE THE POLICY? This Policy is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You would not buy this Policy if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in. Withdrawals from the Policy made prior to age 59 1/2 could subject you to a 10% penalty levied by the Internal Revenue Service.

    Additionally, if the Policy is purchased through an IRA, TSA or other tax-qualified retirement plan, you should understand that the tax deferred accrual feature of the Policy is unnecessary and does not provide any additional tax deferred treatment of earnings. The Policy does provide certain advantageous features that are not available in other alternative investment options for these types of plans, such as lifetime income options, family protection through the Death Benefit, and guaranteed fees. The Policy may impose higher fees than alternative investment options as a result of offering these features.

ADDITIONAL OPTIONAL FEATURES. This Policy has additional features that might interest you. These include:

    o You can arrange to have money automatically sent to you each month while your Policy is still in the accumulation phase. Of course, you must pay taxes on money you receive. We call this feature SYSTEMATIC WITHDRAWAL OPTION.

    o You can arrange to have a regular amount of money automatically invested in Subaccounts each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature DOLLAR COST AVERAGING.

    o You can arrange to have First Ameritas automatically readjust the money between Subaccounts periodically to keep the blend you select. We call this feature PORTFOLIO REBALANCING.

    o You can arrange to have First Ameritas periodically reallocate the earnings (not the principal amount) among the Subaccounts. We call this feature EARNINGS SWEEP.


    These features may not be suitable for your particular situation.

11. INQUIRIES

    If you need more information, please contact us at:


                            FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK LOGO


                                 -----------------------------------------------
                                 First Ameritas Life Insurance Corp. of New York
                                                               Suffern, New York


                                                        Service Office: P.O. Box
                                                        Lincoln, Nebraska 68501-
                                                                  1-877-380-1586

                            FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK LOGO



PROSPECTUS


ANNUITY III-PLUS                                               Suffern, New York
FLEXIBLE PREMIUM VARIABLE ANNUITY                       Service Office: P.O. Box
                                                        Lincoln, Nebraska 68501-
                                                                  1-877-380-1586

This Prospectus describes a flexible premium variable annuity policy contract ("Policy") offered by First Ameritas Life Insurance Corp. of New York ("First Ameritas"). The Policy provides a vehicle for individuals to invest on a tax-deferred basis for retirement savings or other long-term purposes.

The Policy controls the rights and benefits you have. You may purchase a Policy for $25,000 or more. Minimum additional subsequent premiums may be $1,000 or more; smaller amounts may be accepted by automatic bank draft or at the discretion of First Ameritas.

You may direct that premiums accumulate on a variable basis in one or more of the 31 Subaccounts of the First Ameritas Life Insurance Corp. of New York Variable Annuity Separate Account ("Separate Account") or on a fixed basis in the Fixed Account, or on a combination variable and fixed basis. The Separate Account uses its assets to purchase shares in one or more of the following Portfolios of mutual funds:

CALVERT VARIABLE SERIES, INC.    VARIABLE INSURANCE PRODUCTS FUND    CALVERT VARIABLE SERIES, INC.
AMERITAS PORTFOLIOS              (ALL SERVICE CLASS 2)              ("CALVERT SOCIAL PORTFOLIOS")
("AMERITAS PORTFOLIOS")          ("FIDELITY PORTFOLIOS")               CVS Social Small Cap Growth
  Ameritas Money Market            VIP Equity-Income                   CVS Social Mid Cap Growth
  Ameritas Index 500               VIP Growth                          CVS Social International Equity
  Ameritas Growth                  VIP High Income                     CVS Social Balanced
  Ameritas Income & Growth         VIP Overseas
  Ameritas Small Capitalization    VIP Asset Manager
  Ameritas MidCap Growth           VIP Investment Grade Bond
  Ameritas Emerging Growth         VIP Asset Manager: Growth
  Ameritas Research                VIP Contrafund(R)
  Ameritas Growth With Income                                    MORGAN STANLEY ASSET MANAGEMENT'S
                                                                 UNIVERSAL INSTITUTIONAL FUNDS, INC.
                                                                 ("MORGAN STANLEY UIF PORTFOLIOS")
THE ALGER AMERICAN FUND           MFS(R)VARIABLE INSURANCE          UIF Emerging Markets Equity
("ALGER AMERICAN FUND")           TRUST ("MFS TRUST")               UIF Global Equity
 Alger American Balanced            MFS Utilities                   UIF International Magnum
 Alger American Leveraged AllCap    MFS Global Governments          UIF Asian Equity
                                    MFS New Discovery               UIF U.S. Real Estate

The Owner bears the entire investment risk for monies placed in the Separate Account under this Policy prior to the Annuity Date.

This prospectus contains information you should know before investing. A Statement of Additional Information, which has the same date as this prospectus, has been filed with the Securities and Exchange Commission; it is incorporated herein by reference and is available free by writing First Ameritas at the address above or by calling a Client Service Representative at 1-877-380-1586. The table of contents of the Statement of Additional Information appears at the end of this prospectus.

Prospectuses for the mutual fund options identified above can be obtained without charge by calling 1-877-380-1586.

Read the prospectuses carefully and retain them for future reference.

These securities are not deposits with, or obligations of, or guaranteed or endorsed by, any financial institution; nor is it insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. These securities involve investment risk, including the possible loss of principal.

The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding registrants that file electronically with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AUTHORITY HAS APPROVED THESE SECURITIES, OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Please Read This Prospectus Carefully And Retain It For Future Reference.

                              ______________, 2000

                                  ANNUITY III-P
                                        1

TABLE OF CONTENTS
                                                                        PAGE(S)

DEFINITIONS............................................................... 3
FEE TABLE................................................................. 5
FUND EXPENSE SUMMARY...................................................... 6
CONDENSED FINANCIAL INFORMATION........................................... 9
PERFORMANCE DATA..........................................................10
FIRST AMERITAS, THE SEPARATE ACCOUNT AND THE FUNDS........................10
         First Ameritas Life Insurance Corp. of New York
         The Separate Account
         The Funds
         Addition, Deletion or Substitution of Investments
THE FIXED ACCOUNT.........................................................13
POLICY FEATURES...........................................................13
         Control of the Policy
         Policy Purchase and Premium Payment
         Allocation of Premium
         Accumulation Value
         Transfers Among the Portfolios and the Fixed Account
         Systematic Programs
         Withdrawals and Surrenders
         Free Look Privilege
CHARGES AND DEDUCTIONS....................................................18
         Administrative Charges
         Mortality and Expense Risk Charge
         Tax Charges
         Fund Investment Advisory Fees and Expenses
ANNUITY PERIOD............................................................19
         Annuity Date
         Annuity Income Options
FEDERAL TAX MATTERS.......................................................20
         Introduction
         Taxation of Annuities in General
GENERAL PROVISIONS........................................................22
         Annuitant's Beneficiary
         Death of Annuitant
         Guaranteed Minimum Death Benefit (GMDB) Rider
         Death of Owner
         Deferment of Payment
         Contestability
         Misstatement of Age or Sex
         Reports and Records
DISTRIBUTION OF POLICIES..................................................24
SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS..............................25
THIRD PARTY SERVICES......................................................25
VOTING RIGHTS.............................................................25
LEGAL PROCEEDINGS.........................................................25
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION..................26

     The Policy, certain provisions, and certain Portfolios are not available in all states.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO ONE MAY MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.


                                  ANNUITY III-P
                                        2

DEFINITIONS

ACCUMULATION UNIT - A unit used to measure the value of the Policy prior to the Annuity Date. Similar, though not identical, to a share owned in a mutual fund account.

ACCUMULATION UNIT PRICE - The value of each Accumulation Unit is calculated each Valuation Period. Similar, though not identical, to the share price (net asset value) of a mutual fund.

ACCUMULATION VALUE - The value of all amounts accumulated under the Policy prior to the Annuity Date. On the Issue Date, the Accumulation Value is equal to the initial premium, less any premium tax, plus any interest credited based on the Money Market Portfolio value as of the Policy Date.

ANNUITANT - The person upon whose life expectancy the Policy is written.If there are Joint Annuitants, the Policy is based on the life expectancies of the Joint Annuitants. The Annuitant(s) may also be the Owner(s) of the Policy.

ANNUITANT'S BENEFICIARY - The person who will receive any benefits paid upon the death of the Annuitant, or if there are Joint Annuitants, upon the death of the second to die of the Annuitants.

ANNUITY DATE - The date on which Annuity Payments are scheduled begin.

ANNUITY INCOME OPTION - One of several ways in which Annuity Payments may be made.

ANNUITY PAYMENT - One of a series of payments paid to the Annuitant(s) under an Annuity Income Option.

DEATH BENEFIT - The greater of the Accumulation Value or the Premium Payments made, less withdrawals, or the Guaranteed Minimum Death Benefit, if applicable.

EFFECTIVE DATE - The Valuation Date on which premiums are applied to purchase a Policy.

FIRST AMERITAS ("we, us, our") - First Ameritas Life Insurance Corp. of New York, a New York stock insurance company. Our Home Office address is 400 Rella Boulevard, Suite 214, Suffern, New York 10901. Our Service Office where you should contact us regarding Policy matters is P.O. Box , Lincoln, Nebraska 68501-, or you may call us toll-free at 1-877-380-1586. Our website address is www.first.ameritas.com.

FIXED ACCOUNT - A part of First Ameritas's general account to which all or a portion of premiums may be allocated for accumulation at fixed rates of interest.

ISSUE DATE - The date all financial, contractual and administrative requirements have been met to issue the Policy. The free look period begins on this date.

JOINT ANNUITANTS - Two Annuitants named by the Owner in the Policy Application. (The option to name Joint Annuitants may not be available in all states.) On the Annuity Date, Annuity Payments may be made to the named Annuitants while they are both living, then to the surviving Annuitant. Joint Annuitants are not permitted on Qualified Policies prior to the income phase.

NET PREMIUM - The Premium Payment less the premium tax (if imposed by the state in which the Policy is delivered).

NONQUALIFIED POLICIES - Policies that do not qualify for special federal income tax treatment.

OWNER ("you, your") - The person or entity in whose name the Policy is issued (or as subsequently changed) who has the privileges stated in the Policy while an Annuitant is living, including the right to make allocations or change beneficiaries. If a Policy has been absolutely assigned, the assignee is the Owner. A collateral assignee is not the Owner.

OWNER'S DESIGNATED BENEFICIARY - The person the Owner designated to own the Policy upon the Owner's death where the Owner and Annuitant are not the same.


                                  ANNUITY III-P
                                        3

POLICY - The no sales load/no surrender charge variable annuity contract offered by First Ameritas and described in this prospectus.

POLICY DATE - This date is determined on the Issue Date. It is the date within two days after First Ameritas received the application and initial premium. The date is used to determine Policy anniversary dates and Policy Years.

POLICY YEAR - The period from one Policy anniversary date until the next Policy anniversary date.

PORTFOLIO - One of the separate investment Portfolios of the Funds in which the Separate Account invests. Each Portfolio is a Subaccount of the Separate
Account. In this prospectus, Portfolio will also be used to refer to the Subaccount that invests in the corresponding Portfolio.

PREMIUM PAYMENT - An amount paid to purchase a Policy or to increase the investment in the Policy.

QUALIFIED POLICIES - Policies owned inside certain qualified plans, as defined under applicable tax laws, as amended, such as IRAs, Tax Sheltered Annuities ("TSAs") and Pension Trusts.

SATISFACTORY PROOF OF DEATH - All of the following must be submitted: (1) A certified copy of the death certificate; (2) A Claimant Statement; (3) The Policy; and (4) Any other information that First Ameritas may require to establish the validity of the claim.

SEPARATE ACCOUNT - First Ameritas Variable Annuity Separate Account, an account established by First Ameritas to receive and invest premiums paid under the Policy. Assets in the Separate Account are segregated from the general assets of First Ameritas.

SUBACCOUNT - A subdivision of the Separate Account which invests in shares of a specified Portfolio of the Funds.

VALUATION DATE - Each day that the New York Stock Exchange (NYSE) is open for trading.

VALUATION PERIOD - The period between two successive Valuation Dates, commencing at the close of trading on the NYSE on one Valuation Date and ending at the close of trading on the next Valuation Date.


                                  ANNUITY III-P
                                        4

FEE TABLE

The following illustrates the expenses you will bear as owner, excluding possible state premium taxes. For a complete discussion of expenses, see the section on Charges and Deductions and the Funds' prospectuses.

OWNER TRANSACTION EXPENSES *

 Sales Load Imposed.......................................................  None

CONTRACT OWNER TRANSACTION EXPENSES
 Sales Load Imposed on Purchases..........................................    0%
 Contingent Deferred Sales Charge - on premiums paid only (Maximum).......  6.0%

          YEAR                 %             YEAR               %

            1.................6               5..................4
            2.................6               6..................3
            3.................6               7..................2
            4.................5              8+..................0

TRANSFER FEE (after 15 free transfers per Policy Year)...................    $10

ANNUAL POLICY FEE (maximum of $40) $30in North Dakota ..........$0

SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average account value)
 Mortality and Expense Risk Fees (M&E)...................................  1.25%
 Daily Administrative Fee (as a percentage of average account value).....  0.15%
 Total Separate Account Annual Expenses..................................  1.40%


* If the optional Guaranteed Minimum Death Benefit Rider is elected, 02% of the Accumulation Value is deducted on each Policy monthly anniversary (equal to an annual rate of .24%).


                                  ANNUITY III-P
                                        5

FUND EXPENSE SUMMARY

Fee information about the Funds was provided to First Ameritas by the Funds. First Ameritas has not independently verified such information.

Unless noted otherwise, the amount of expenses borne by each Portfolio for the fiscal year ended December 31, 1999, was as follows:


                                 INVESTMENT                            WAIVERS           TOTAL
SUBACCOUT PORTFOLIO              ADVISORY &   12B-1  OTHER   TOTAL     AND/OR   (REFLECTING WAIVERS AND/OR
                                 MANAGEMENT EXPENSES        EXPENSES  REIMBURSE-  REIMBURSEMENTS, IF ANY)
                                    FEES                               MENTS
AMERITAS PORTFOLIOS
       Ameritas Money Market       0.25%       -     0.08%   0.33%     0.05%         0.28%
       Ameritas Index 500          0.29%       -     0.11%   0.40%     0.10%         0.30%
       Ameritas Growth             0.80%       -     0.10%   0.90%     0.09%         0.81%
       Ameritas Income & Growth    0.68%       -     0.12%   0.79%     0.09%         0.70%
       Ameritas Small
         Capitalization            0.90%       -     0.10%   1.00%     0.08%         0.92%
       Ameritas MidCap Growth      0.85%       -     0.12%   0.97%     0.11%         0.86%
       Ameritas Emerging Growth    0.80%       -     0.18%   0.98%     0.11%         0.87%
       Ameritas Research           0.80%       -     0.62%   1.42%     0.54%         0.88%
       Ameritas Growth With Income 0.80%       -     0.46%   1.26%     0.36%         0.90%
CALVERT SOCIAL FUND PORTFOLIOS
       CVS Social Small Cap Growth 1.00%       -    0.58%(2) 1.58%       -           1.58%
       CVS Social Mid Cap Growth   0.90%       -    0.21%(2) 1.11%       -           1.11%
       CVS Social International
         Equity                    1.10%       -    0.50%(2) 1.60%       -           1.60%
       CVS Social Balanced         0.70%       -    0.19%(2) 0.89%       -           0.89%
FIDELITY PORTFOLIOS (all portfolios are Service Class 2)
       VIP Equity-Income           0.48%     0.25%   0.10%   0.83%       -          0.83%(4)
       VIP Growth                  0.58%     0.25%   0.10%   0.93%       -          0.93%(4)
       VIP High Income             0.58%     0.25%   0.12%   0.95%       -           0.95%
       VIP Overseas                0.73%     0.25%   0.18%   1.16%       -          1.16%(4)
       VIP Asset Manager           0.53%     0.25%   0.11%   0.89%       -          0.89%(4)
       VIP Investment Grade Bond   0.43%     0.25%   0.14%   0.82%       -           0.82%
       VIP Asset Manager: Growth   0.58%     0.25%   0.15%  0.98%        -          0.98%(4)
       VIP Contrafund              0.58%     0.25%   0.12%   0.95%       -          0.95%(4)
 ALGER AMERICAN PORTFOLIOS
       Alger American Balanced     0.75%       -     0.18%   0.93%       -           0.93%
       Alger American Leveraged
        AllCap                     0.85%       -     0.08%   0.93%       -           0.93%
MFS TRUST PORTFOLIOS
       MFS Utilities               0.75%       -    0.16%(6) 0.91%       -           0.91%
       MFS Global Governments      0.75%       -    0.30%(6) 1.05%     0.14%        0.91%(7)
       MFS New Discovery           0.90%       -    1.59%(6) 2.49%     1.42%        1.07%(7)
MORGAN STANLEY UIF PORTFOLIOS
       UIF Emerging Markets Equity 1.25%       -     2.62%   2.62%     0.83%        1.79%(8)
       UIF Global Equity           0.80%       -     1.48%   1.48%     0.33%        1.15%(8)
       UIF International Magnum    0.80%       -     1.67%   1.67%     0.51%        1.16%(8)
       UIF Asian Equity            0.80%       -     3.03%   3.03%     1.76%        1.27%(8)
       UIF U.S. Real Estate        0.80%       -     1.90%   1.90%     0.80%        1.10%(8)


(1) The Portfolio's aggregate expenses are limited for a period of one year following November 1, 1999 (October 29, 1999 for Ameritas Money Market). Following this one year period, expenses of the Ameritas Portfolios will not be permitted to exceed an expense ratio which is .10% greater than the prior expense ratio of the corresponding replaced fund, unless an amendment to the investment advisory contract is approved modifying or eliminating the expense guarantee. Total expenses, both before and after waivers and/or reimbursements, have been restated to reflect the above.

(2) "Other Expenses" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly would be as follows:
                CVS Social Small Cap Growth        1.15%
                CVS Social Mid Cap Growth          1.02%
                CVS Social International Equity    1.50%
                CVS Social Balanced                0.86%
(3) Total expenses have been restated to reflect expenses expected to be incurred in 2000, resulting from a change in 1999 to the administrative services agreement, as approved by the shareholders.


                                  ANNUITY III-P
                                        6

(4) A portion of the brokerage commissions that certain Funds pay was used to reduce Fund expenses. In addition, through arrangements with certain Funds custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable Fund's expenses. After these reductions, the total operating expenses presented in the table would have been:
                VIP Equity-Income: Service Class 2            0.82%
                VIP Growth: Service Class 2                   0.91%
                VIP Overseas: Service Class 2                 1.13%
                VIP Asset Manager: Service Class 2            0.88%
                VIP Asset Manager: Growth: Service Class 2    0.97%
                VIP Contrafund: Service Class 2               0.92%

(5) Fred Alger Management, Inc. ("Alger Management") has agreed to reimburse the portfolios to the extent that the aggregate annual expenses (excluding interest, taxes, fees for brokerage services and extraordinary expenses) exceed respectively: Alger American Balanced, 1.25%, and Alger American Leveraged AllCap, 1.50%. Included in "Other Expenses" of Leveraged AllCap is 0.01% of interest expense.

(6) Each MFS Trust series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the series' expenses). "Other Expenses" do not take into account these expense reductions and are therefore higher than the actual expenses of the series. Had these reductions been taken into account, "Total (reflecting waivers and/or reimbursements, if any)" would be lower and would equal 0.90% for Utilities Series and Global Governments Series and 1.05% for New Discovery Series.

(7) MFS has contractually agreed, subject to reimbursement, to bear expenses for the Global Governments Series and New Discovery Series such that the each series "Other Expenses" (after taking into account the expense offset arrangement described at (4), above) do not exceed 0.15% of the average daily net assets of the series during the current fiscal year. Utilities Series has no such limitation. These contracted fee arrangements will continue until at least May 1, 2001, unless changed with the consent of the board of trustees which oversees the series.

(8)  The Portfolios'  investment  adviser has  voluntarily  agreed to reduce its management fee and/or reimburse each Portfolio so that total annual operating expenses for each Morgan Stanley UIF Portfolio will not exceed:
                UIF Emerging Markets Equity Portfolio         1.75%
                UIF Global Equity Portfolio                   1.15%
                UIF International Magnum Portfolio            1.15%
                UIF Asian Equity Portfolio                    1.20%
                UIF U.S. Real Estate Portfolio                1.10%
 The investment adviser reserves the right to terminate any waiver and/or reimbursement at any time and without notice.

 In determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a Portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on borrowing are excluded from annual operating expenses. If these expenses were incurred, the Portfolios' total expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratios shown above.

 For the year ended December 31, 1999, after giving effect to the above voluntary management fee waiver and/or expense reimbursement, the total expenses for each Portfolio, including certain investment related expenses, were as stated in the table.

Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a Portfolio, if a reimbursement occurs, it has the effect of lowering the Portfolio's expense ratio and increasing its total return.

First Ameritas may receive administrative fees from the investment advisers of certain Funds. First Ameritas currently does not assess a separate charge against the Separate Account or the Fixed Account for any federal, state or local income taxes. First Ameritas may, however, make such a charge in the future if income or gains within the Separate Account will incur any federal, or any significant state or local income tax liability, or if the federal, state or local tax treatment of First Ameritas changes.


                                  ANNUITY III-P
                                        7

EXAMPLES OF EXPENSES: The following table contains examples of the overall expenses you would pay, in different situations, over different time periods. These examples are based on cerain assumptions, so your actual expenses will, in all likelihood, be different. In addition, the examples do not reflect any premium tax charges which apply in some states. These examples can help you compare the expenses of the Policy with the expenses of other variable annuity policies. These examples assume that the fee waiver and expense reimbursement limits set forth in the table above will be received.


AN OWNER WOULD PAY THE                1.                     2.                        3.
FOLLOWING EXPENSES ON        SURRENDER POLICY AT   ANNUITIZE POLICY AT      POLICY IS NOT SURRENDERED
A $1,000 INVESTMENT,             END OF THE            END OF THE                 AND IS NOT
aSSUMING A 5% ANNUAL RETURN    TIME PERIOD. ($)     THE TIME PERIOD. ($)        ANNUITIZED. ($)
ON ASSETS IF:
                               1 YR  3 YR  5 YR 10 YR 1 YR  3 YR  5 YR 10 YR 1 YR  3 YR  5 YR 10 YR

     AMERITAS PORTFOLIOS
  Ameritas Money Market         $93  $120  $140  $152  $93   $40   $70  $152  $13   $40   $70  $152
  Ameritas Index 500            $93  $121  $141  $155  $93   $41   $71  $198  $13   $41   $71  $155
  Ameritas Growth               $98  $136  $167  $210  $98   $53   $97  $210  $18   $41   $97  $210
  Ameritas Income & Growth      $97  $133  $161  $198  $97   $53   $91  $198  $17   $56   $91  $198
  Ameritas Small Capitalization $99  $140  $173  $222  $99   $60  $103  $222  $19   $53  $103  $222
  Ameritas MidCap Growth        $99  $138  $170  $215  $99   $58  $100  $215  $19   $60  $100  $215
  Ameritas Emerging Growth      $99  $138  $170  $216  $99   $58  $100  $216  $19   $58  $100  $216
  Ameritas Research             $99  $139  $171  $218  $99   $59  $101  $218  $19   $59  $101  $218
  Ameritas Growth With Income   $99  $139  $172  $220  $99   $59  $102  $220  $19   $59  $102  $220
CALVERT SOCIAL FUND PORTFOLIOS
  CVS Social Small Cap Growth  $102  $147  $184  $246$102   $67  $114  $246  $22   $67  $114  $246
  CVS Social Mid Cap Growth    $100  $143  $178  $232$100   $63  $108  $232  $20   $63  $108  $232
  CVS Social International Equi$105  $157  $202  $281$102   $77  $132  $281  $25   $77  $132  $281
  CVS Social Balanced           $99  $138  $170  $215 $99   $58  $100  $215  $19   $58  $100  $215
                              ----- ---------------------- ---------------------- -----------------
FIDELITY PORTFOLIOS: SERVICE CLASS 2
  VIP Equity-Income             $98  $137  $168  $212  $98   $57   $98  $212  $18   $57   $98  $212
  VIP Growth                    $99  $140  $173  $223  $99   $60  $103  $223  $19   $60  $103  $223
  VIP High Income              $100  $141  $174  $225 $100   $61  $104  $225  $20   $61  $104  $225
  VIP Overseas                 $102  $147  $185  $247 $102   $67  $115  $247  $22   $67  $115  $247
  VIP Asset Manager             $99  $139  $171  $219  $99   $59  $101  $219  $19   $59  $101  $219
  VIP Investment Grade Bond     $98  $137  $168  $211  $98   $57   $98  $211  $18   $57   $98  $211
  VIP Asset Manager: Growth    $100  $142  $176  $228 $100   $62  $106  $228  $20   $62  $106  $225
  VIP Contrafund               $100  $141  $174  $225 $100   $61  $104  $225  $20   $61  $104  $225
ALGER AMERICAN FUND PORTFOLIOS
  Alger American Balanced       $99  $140  $173  $223  $99   $60  $103  $223  $19   $60  $103  $223
  Alger American Leveraged AllCa$99  $140  $173  $223  $99   $60  $103  $223  $19   $60  $103  $223
                              ----- ---------------------- ---------------------- -----------------
     MFS TRUST PORTFOLIOS
  MFS Utilities                 $99  $140  $172  $221  $99   $60  $102  $221  $19   $60  $102  $221
  MFS Global Governments        $99  $140  $172  $221  $99   $60  $102  $221  $19   $60  $102  $221
  MFS New Discovery            $101  $144  $180  $237 $101   $64  $110  $237  $21   $64  $110  $237
MORGAN STANLEY UIF PORTFOLIOS
  UIF Emerging Markets Equity  $108  $165  $215  $306 $108   $85  $145  $306  $28   $65  $145  $306
  UIF Global Equity            $102  $147  $184  $246 $102   $67  $114  $246  $22   $67  $114  $246
  UIF International Magnum     $102  $147  $184  $246 $102   $67  $114  $246  $22   $67  $114  $246
  UIF Asian Equity             $102  $148  $187  $251 $102   $68  $117  $251  $22   $68  $117  $251
  UIF U.S. Real Estate        $101   $145  $182  $240 $101   $65  $112  $240  $21   $65  $112  $240

These examples should not be considered representations of past or future expenses, performance or return. These examples are based on each portfolio's expenses for 1999. The $40 annual Policy fee is reflected as a daily 0.13% charge in these examples, based on an average Accumulation Value of $60,000; however, we do not currently charge the Policy fee. Actual expenses and/or returns may be greater or less than those shown. Please refer to the Funds' prospectuses for more information.


                                  ANNUITY III-P
                                        8

CONDENSED FINANCIAL INFORMATION

The financial statements for First Ameritas and the subaccounts of the Separate Account (as well as auditors' reports thereon) are in the Statement of Additional Information. The Separate Account also funds variable annuity contracts not offered by this prospectus which have unit values not applicable to the contracts offered by this prospectus.

ACCUMULATION UNIT VALUES


 SUBACCOUNT PORTFOLIO                    ACCUMULATION        ACCUMULATION        NUMBER OF
 (COMMENCEMENT DATE)                     UNIT VALUE ON      UNIT VALUE AT    ACCUMULATION UNITS AT
                                         COMMENCEMENT        END OF YEAR        END OF YEAR
                                           DATE ($)       (December 31) ($)    (December 31)
-----------------------------------------------------------------------------------------------
AMERITAS PORTFOLIOS
        Ameritas Money Market (9/1/2000)     1.00
           2000..........................................        n/a                n/a
        Ameritas Index 500 (9/1/2000)          -
           2000..........................................        n/a                n/a
        Ameritas Growth (9/1/2000)             -
           2000..........................................        n/a                n/a
        Ameritas Income & Growth (9/1/2000)    -
           2000..........................................        n/a                n/a
        Ameritas Small Capitalization (9/1/2000-
           2000..........................................        n/a                n/a
        Ameritas MidCap Growth (9/1/2000)      -
           2000..........................................        n/a                n/a
        Ameritas Emerging Growth (9/1/2000)    -
           2000..........................................        n/a                n/a
        Ameritas Research (9/1/2000)           -                 n/a                n/a
           2000..........................................
        Ameritas Growth With Income (9/1/2000) -
           2000..........................................        n/a                n/a
CALVERT SOCIAL PORTFOLIOS
        CVS Social Small Cap Growth (9/1/2000) -
           2000..........................................        n/a                n/a
        CVS Social Mid Cap Growth (9/1/2000)   -
           2000..........................................        n/a                n/a
        CVS Social International Equity (9/1/20-0)
           2000..........................................        n/a                n/a
        CVS Social Balanced (9/1/2000)         -
           2000..........................................        n/a                n/a
FIDELITY PORTFOLIOS (all portfolios are Service Class 2)
        VIP Equity-Income (9/1/2000)           -
           2000..........................................        n/a                n/a
        VIP Growth (9/1/2000)                  -
           2000..........................................        n/a                n/a
        VIP High Income (9/1/2000)             -
           2000..........................................        n/a                n/a
        VIP Overseas (9/1/2000)                -
           2000..........................................        n/a                n/a
        VIP Asset Manager (9/1/2000)           -
           2000..........................................        n/a                n/a
        VIP Investment Grade Bond (9/1/2000)   -
           2000..........................................        n/a                n/a
        VIP Asset Manager: Growth (9/1/2000)   -
           2000..........................................        n/a                n/a


                                  ANNUITY III-P
                                        9





        VIP Contrafund (9/1/2000)              -
           2000..........................................        n/a                n/a
ALGER AMERICAN FUND PORTFOLIOS
        Alger American Balanced (9/1/2000)     -
           2000..........................................        n/a                n/a
        Alger American Leveraged AllCap (9/1/20-0)
           2000..........................................        n/a                n/a
MFS TRUST PORTFOLIOS
        MFS Utilities (9/1/2000)               -
           2000..........................................        n/a                n/a
        MFS Global Governments (9/1/2000)      -
           2000..........................................        n/a                n/a
        MFS New Discovery (9/1/2000)           -
           2000..........................................        n/a                n/a
MORGAN STANLEY UIF PORTFOLIOS
        UIF Emerging Markets Equity (9/1/2000) -
           2000..........................................        n/a                n/a
        UIF Global Equity (9/1/2000)           -
           2000..........................................        n/a                n/a
        UIF International Magnum (9/1/2000)    -
           2000..........................................        n/a                n/a
        UIF Asian Equity (9/1/2000)            -
           2000..........................................        n/a                n/a
        UIF U.S. Real Estate (9/1/2000)        -
           2000..........................................        n/a                n/a

PERFORMANCE DATA

The Separate Account may advertise certain information regarding the performance of the Subaccounts. Performance data may be advertised as average annual total return and/or cumulative total return. The Money Market Subaccount may advertise yield and/or effective yield. The yield figures are based on historical earnings and are not intended to indicate future performance. Other Subaccounts may advertise current yield. Details on how performance measures are calculated for the Subaccounts are found in the Statement of Additional Information. Performance advertising will reflect the mortality and expense risk charge, the daily administrative fee, the annual Policy fee and Fund expense charges.

FIRST AMERITAS, THE SEPARATE ACCOUNT AND THE FUNDS

FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK
First Ameritas Life Insurance Corp. of New York ("First Ameritas") is a stock insurance company organized in the State of New York. First Ameritas filed articles of incorporation on April 13, 1993 and commenced business May 17, 1994. First Ameritas is currently licensed to sell life and health insurance in the State of New York.

First Ameritas is a wholly owned subsidiary of Ameritas Life Insurance Corp. ("Ameritas Life"), a Nebraska stock insurance company. The Home Office of First Ameritas is at 400 Rella Boulevard, Suite 304, Suffern, New York 10901("Home Office") and its Service Office is at 5900 "O" Street, Lincoln, Nebraska, 68510. First Ameritas' telephone number is 1-800-745-1112 and its website address is www.first.ameritas.com.

Ameritas Life and its subsidiaries had total assets at December 31, 1999 of over $4.8 billion.

A.M. Best Company ("Best") and Standard & Poor's ("S & P"), firms that analyze insurance carriers, have not rated First Ameritas separately from its parent company, Ameritas Life. Ameritas Life, with First Ameritas as its insurance subsidiary in New York, enjoys a long standing A+ (Superior) rating from A.M. Best, the second highest of Best's ratings. Ameritas Life is rated AA (Very Strong) for insurer financial strength from S & P, the third highest of S & P's 21 ratings.


                                  ANNUITY III-P
                                       10

Ameritas Life guarantees the obligations of First Ameritas. This guarantee will continue until First Ameritas is recognized by a national rating agency as having a financial rating equal to or greater than Ameritas Life, or until First Ameritas is acquired by another insurance company which has a financial rating by a national rating agency equal to or greater than Ameritas Life and which agrees to assume the guarantee.

Ameritas Investment Corp. ("AIC"), the principal underwriter of the Policies, may publish in advertisements and reports to Policy Owners, the ratings and other information assigned to Ameritas Life and First Ameritas by one or more independent rating services. Published material may also include charts and other information concerning dollar cost averaging, portfolio rebalancing, earnings sweep, tax-deference, asset allocation, diversification, long term market trends, index performance and other investment methods and programs. The purpose of the ratings is to reflect the financial strength of First Ameritas and Ameritas Life. The ratings do not relate to the performance of the Separate Account.

THE SEPARATE ACCOUNT
First Ameritas Life Insurance Corp. of New York Variable Annuity Separate Account (the "Separate Account") was established under New York law on March 21, 2000 to receive and invest premiums paid under the Policy. Assets of the Separate Account are held separately from all other assets of First Ameritas and are not chargeable with liabilities from any other business First Ameritas may conduct. Income, gains, or losses of the Separate Account are credited without regard to other income, gains, or losses of First Ameritas.

The Separate Account purchases and redeems shares from the Portfolios at the net asset value. Shares are redeemed for First Ameritas to pay withdrawals and surrenders, collect charges, and transfer assets from one Portfolio to another, or to the Fixed Account, as requested by the Owner. Any dividend or capital gain distribution received is automatically reinvested in the corresponding Subaccount.

All obligations arising under the Policies are liabilities of First Ameritas. First Ameritas will always keep assets in the Separate Account with a total market value at least equal to the reserve and other contract liabilities of the Separate Account. To the extent that assets in the Separate Account exceed First Ameritas's liabilities in the Separate Account, First Ameritas may withdraw excess assets to cover general account obligations.

The Separate Account is a unit investment trust registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act"). This does not involve any SEC supervision of the management or investment practices or policies of the Separate Account.

THE FUNDS
Each Fund is registered with the SEC under the 1940 Act as an open-ended diversified management investment company or a series thereof. There are currently 31 Subaccounts within the Separate Account, each investing only in a corresponding Portfolio of the Funds.

The assets of each Portfolio of the Funds are held separate from the assets of the other Portfolios. Thus, each Portfolio operates as a separate investment Portfolio, and the income or losses of one Portfolio generally do not affect the investment performance of any other Portfolio.

There is no assurance that any Portfolio will achieve its investment objectives. More detailed information, including a description of investment risks, investment advisory services, total expenses and charges is in the prospectuses of the Funds, which are available without charge by calling First Ameritas. These prospectuses should be read in conjunction with this Prospectus and retained. All underlying Fund information, including Fund prospectuses, has been provided to First Ameritas by the Funds. First Ameritas has not independently verified this information.

The investments in the Portfolios may be managed by Portfolio managers which manage one or more other mutual funds that have similar names, investment objectives, and investment styles as the Portfolios. You should be aware that the Portfolios are likely to differ from the other mutual funds in size, cash flow pattern, and tax matters. Thus, the holdings and performance of the Portfolios can be expected to vary from those of the other mutual funds.

You should periodically reconsider your allocation among the Portfolios in light of current market conditions and the investment risks attendant to investing in the Portfolios.

The Separate Account will purchase and redeem shares from the Funds at net asset value. Shares will be redeemed to the extent necessary for First Ameritas to collect charges, pay the accumulation values, partial withdrawals, and make policy loans or to transfer assets among Investment Options as requested by Owners. Any dividend or capital gain

                                  ANNUITY III-P
                                       11
distribution received from a portfolio of the Funds will be reinvested immediately at net asset value in shares of that portfolio and retained as assets of the corresponding Subaccount.

The Funds may be made available for variable annuity or variable life insurance contracts of various insurance companies. Though unlikely, there is a possibility that a material conflict could arise between the interests of the Separate Account and one or more of the separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies agree to take any necessary steps, including removing separate accounts from the Funds, to resolve the matter. See the prospectuses of the Funds for more information.

The eligible Portfolios of the Funds, along with their investment advisers; are listed in the following table:

FUND                   INVESTMENT ADVISERS             ELIGIBLE PORTFOLIOS
Ameritas Portfolios    Ameritas Investment Corp.       Ameritas Money Market
                                                       Ameritas Index 500
                                                       Ameritas Growth
                                                       Ameritas Income & Growth
                                                       Ameritas Small Capitalization
                                                       Ameritas MidCap Growth
                                                       Ameritas Emerging Growth
                                                       Ameritas Research
                                                       Ameritas Growth With Income

Calvert Social         Calvert Asset Management        Calvert Social Small Cap Growth
   Portfolio               Company, Inc.               Calvert Social Mid Cap Growth
                                                       Calvert Social International Equity
                                                       Calvert Social Balanced

Fidelity Portfolios    Fidelity Management and         VIP Equity-Income
Service Class 2          Research Company              VIP Growth
                                                       VIP High Income
                                                       VIP Overseas
                                                       VIP Asset Manager
                                                       VIP Investment Grade Bond
                                                       VIP Asset Manager: Growth
                                                       VIP Contrafund

Alger American Fund    Fred Alger Management, Inc      Alger American Balanced
                                                       Alger American Leveraged AllCap

MFS Trust              Massachusetts Financial         MFS Utilities
                        Services Company               MFS Global Governments
                                                       MFS New Discovery

Morgan Stanley         Morgan Stanley Dean Witter      UIF Emerging Markets Equity
UIF Portfolios         Investment Management Inc.*     UIF Global Equity
                                                       UIF International Magnum
                                                       UIF Asian Equity
                                                       UIF U.S. Real Estate

* On December 1, 1998, Morgan Stanley Asset Management Inc. changed its name to Morgan Stanley Dean Witter Investment Management Inc. but continues to do business in certain instances using the name Morgan Stanley Asset Management.

Each of the funds, other than the Ameritas Portfolios and Calvert Social Portfolios, is managed by an investment advisory organization that is not affiliated with First Ameritas. The Ameritas Portfolios are managed by Ameritas Investment Corp., a First Ameritas affiliate, and subadvised as follows:

Ameritas Money Market              Calvert Asset Management Company, Inc.
Ameritas Index 500                 State Street Global Advisors
Ameritas Growth                    Fred Alger Management, Inc.
                                   ("Alger Management")
Ameritas Income & Growth           Alger Management
Ameritas Small Capitalization      Alger Management
Ameritas MidCap Growth             Alger Management
Ameritas Emerging Growth           Massachusetts Financial Services Company
                                  ("MFS Co.")
Ameritas Research                  MFS
Ameritas Growth With Income        MFS


                                  ANNUITY III-P
                                       12

Calvert Social Portfolios are managed by Calvert Asset Management Company, Inc., which is also a First Ameritas affiliate. Certain administrative services are provided by other Calvert entities, which are also affiliates of First Ameritas.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
First Ameritas reserves the right, subject to applicable law, to add, delete, combine, or substitute investments in the Separate Account if, in our judgment, marketing needs, tax considerations, or investment conditions warrant. This may happen due to a change in law or a change in a Portfolio's objectives or restrictions, or for some other reason. First Ameritas may operate the Separate Account as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other First Ameritas separate accounts. First Ameritas may also transfer the assets of the Separate Account to another separate account. If necessary, we will notify the SEC and/or state insurance authorities and will obtain any required approvals before making these changes.

If any changes are made, First Ameritas may, by appropriate endorsement, change the Policy to reflect the changes. In addition, First Ameritas may, when permitted by law, restrict or eliminate any voting rights of Owners or other persons who have voting rights as to the Separate Account. First Ameritas will determine the basis for making any new Subaccounts available to existing Owners.

You will be notified of any material change in the investment policy of any Portfolio in which you have an interest.

THE FIXED ACCOUNT

You may allocate all or a portion of your Premium Payments and make transfers to the Fixed Account. Amounts in the Fixed Account earn a fixed rate of interest guaranteed by First Ameritas never to be less than 3%. First Ameritas may, at its discretion, set a higher interest rate.

Each month, First Ameritas will establish the declared rate for the Policies with a Policy Date or Policy anniversary date in that month. Interest will be credited on the amounts transferred or allocated to the Fixed Account at the declared rate effective for the month of issue. The declared rate is guaranteed for the remainder of the Policy Year. During later Policy Years, all amounts in the Fixed Account will earn interest at the declared rate in effect in the month of the last Policy anniversary. Declared interest rates may increase or decrease from previous periods.

Amounts allocated to the Fixed Account or transferred from the Separate Account to the Fixed Account are placed in the General Account of First Ameritas, which supports insurance and annuity obligations. The General Account includes all of First Ameritas's assets, except those assets segregated in the separate accounts. First Ameritas has the sole discretion to invest the assets of the General Account, subject to applicable law. First Ameritas bears an investment risk for all amounts allocated or transferred to the Fixed Account and interest credited thereto, less any deduction for charges and expenses, whereas the Owner bears the investment risk that the declared interest rate described above may fall to a lower rate after the expiration of a declared rate period.

Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 nor is the General Account registered as an investment company under the Investment Company Act of 1940. Accordingly neither the General Account nor any interest therein is generally subject to the provisions of the 1933 or 1940 Act. We understand that the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus relating to the Fixed Account portion of the Contract; however, disclosures regarding the Fixed Account portion of the Contract may be subject to generally applicable provisions of the Federal Securities Laws regarding the accuracy and completeness of statements made.

POLICY FEATURES

The Policy is a variable annuity contract issued by First Ameritas. The rights and benefits of the Policy are described below and in the Policy. The Policy controls the rights and benefits you have. First Ameritas reserves the right to make any modification to conform the Policy to, or to give you the benefit of, any changes in the law. If necessary, First Ameritas will provide notice of such modifications to, and receive approval from, the Securities and Exchange Commission and/or state insurance authorities. You will be notified of any material modification to the Policy.

                                  ANNUITY III-P
                                       13

CONTROL OF THE POLICY
The Owner is the person or entity named as such in the application or in subsequent written changes shown in First Ameritas's records. While an Annuitant is living, the Owner generally has the sole right to receive all benefits and exercise all rights granted by the Policy or First Ameritas. The Owner may name both primary and contingent beneficiaries. Subject to the rights of any irrevocable beneficiary and any assignee of record, all rights, options, and privileges belong to the Owner, while the Annuitant is living. If the Owner and Annuitant are not the same individual and the Owner dies, the owner's Designated Beneficiary becomes the new Owner, or the Owner's estate if there is no surviving Owner's Designated Beneficiary on death of the Owner. If the Owner/Annuitant are the same, and the Owner/Annuitant dies before the Annuity Date, the Owner's Designated Beneficiary will ahve no rights in the Policy unless the Owner's Designated Beneficiary is also the Annuitant's Designated Beneficiary. On the Annuity Date, Annuity Income Option payments are payable to the Annuitant(s). Once a fixed Annuity Income Option is selected, the Policy will end and First Ameritas will issue a supplemental Policy to the Annuitant(s) to describe the terms of the option selected. The supplemental Policy will also name who will receive payments and when payments will be made.

POLICY PURCHASE AND PREMIUM PAYMENT
Individuals wishing to purchase a Policy should send a complete application and an initial premium to First Ameritas's Service Office . Your initial premium must be equal to or greater than the minimum $2,000 requirement. The named Annuitant must be 85 years of age or less. Acceptance is subject to First Ameritas's underwriting rules and complete application. First Ameritas reserves the right to reject any application.

If the application and initial Premium Payment can be accepted in the form received, the initial Premium Payment will be applied to purchase the Policy within two business days from the date the premium was received. The date the initial premium is applied to purchase the Policy is the Effective Date.

If an incomplete application is received, we will request the necessary information to complete the application. If after five business days from receipt of the initial premium, the application remains incomplete, we will return the initial premium unless we obtain your permission to retain the premium pending completion of the application. Once the application is complete and we have received the initial premium, the premium will be applied within two business days.

Additional Premium Payments may be made at any time prior to the Annuity Date, as long as the Annuitant is living. Additional payments must be made for at least $500, however, smaller amounts may be accepted if made by automatic bank draft or at First Ameritas's discretion. Any additional premium is credited to the Accumulation Value as of the date of receipt or the next Valuation Date if received on a day when the NYSE is not open for trading.

Total premiums may not exceed $1,000,000 for either a single Policy or for multiple First Ameritas annuity Policies having the same Annuitant without prior approval from First Ameritas.

ALLOCATION OF PREMIUM
You may allocate premium to one or more of the Portfolios and to the Fixed Account. Allocations must be whole number percentages and must total 100%.

On the Issue Date, the Policy's Accumulation Value will be based on the Money Market Portfolio value as if the Policy had been issued and the initial Net Premium invested within two Valuation Dates of receipt by First Ameritas of the application and initial premium ("the two day date").

The Accumulation Value is allocated on the Issue Date of the Policy to one or more Subaccounts of the Separate Account or to the Fixed Account. The Accumulation Value will be used to purchase Accumulation Units of the
Subaccounts of the Separate Account or the Fixed Account at the price next computed on the Issue Date.

The Accumulation Value will vary with the performance of the Portfolios you select. Results for the Portfolios are not guaranteed. The Owner bears the entire investment risk for the portion of the Accumulation Value allocated to the Portfolios. This will affect the Policy's Accumulation Value which on the Annuity Date affects the level of Annuity Payments payable. You should periodically review your allocation in light of market conditions and your financial objectives.


                                  ANNUITY III-P
                                       14

ACCUMULATION VALUE
On the Effective Date, the Accumulation Value of the Policy is equal to the initial premium received, less any applicable premium taxes, plus any interest credited based on the Money Market Portfolio value as of the Policy Date. Thereafter, the Accumulation Value is determined on each Valuation Date by multiplying the number of Accumulation Units of each Subaccount by the current Accumulation Unit Price for that Subaccount and by adding each together with the amount in the Fixed Account. The number of Accumulation Units credited to the Policy is decreased by any annual Policy fee, any withdrawals, and, upon annuitization, any applicable premium taxes.

When a portion of the Accumulation Value is allocated to a Portfolio, a certain number of Accumulation Units are credited to your Policy. The number of Accumulation Units is determined by dividing the dollar amount allocated to the Portfolio by the Accumulation Unit Price for that Portfolio as of the end of the Valuation Period in which the allocation is made.

The Accumulation Units of each Portfolio are valued separately. The Accumulation Unit Price may vary each Valuation Period according to the net investment performance of the Portfolio, the daily charges under the Policy, and, any applicable tax charges.

Therefore, the Accumulation Value of your Policy will vary from Valuation Period to Valuation Period, reflecting the investment experience of the selected Portfolios of the Funds, the interest earned in the Fixed Account, additional Premium Payments, withdrawals and the deduction of any charges.

VALUATION DATE AND VALUATION PERIOD. A Valuation Date is each day on which the New York Stock Exchange ("NYSE") is open for trading. The net asset value for each Fund Portfolio is determined as of the close of regular trading on the NYSE. The net investment return for each Subaccount and all transactions and calculations with respect to the Policies as of any Valuation Date are determined as of that time. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of the NYSE on each Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.

TRANSFERS AMONG PORTFOLIOS AND THE FIXED ACCOUNT
You may make transfers among the Portfolios and/or the Fixed Account 15 times each Policy Year without charge. A transfer charge of $10 may be imposed for each additional transfer. This charge will be deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Policy Owner is invested. Each transfer must be at least $250, or the balance of the Portfolio, if less. You may make unlimited transfers from the Portfolios to the Fixed Account. During the 30 day period following the Policy anniversary date, you may also transfer from the Fixed Account to the various Portfolios amounts up to the greater of: 25% of the Accumulation Value of the Fixed Account; the amount of any transfer from the Fixed Account during the prior thirteen months; or $1,000. This provision is not available while dollar cost averaging from the Fixed Account. The minimum amount that may remain in a Portfolio or the Fixed Account after a transfer is $100.

You may initiate transactions by telephone. First Ameritas will employ reasonable procedures to confirm that telephone instructions are genuine. First Ameritas procedures for transactions initiated by telephone include, but are not limited to, requiring the Owner to provide the Policy number at the time of giving transfer instructions; tape recording of all telephone transfer instructions; and the provision, by First Ameritas, of written confirmation of the telephone transactions. First Ameritas will effect transfers and determine all values in connection with transfers at the end of the Valuation Period during which the transfer request is received at the Home Office.

Transfers may be subject to additional limitations by the Funds. Specifically, fund managers may have the right to refuse sales, or suspend or terminate the offering of Portfolio shares, if they determine that such action is necessary in the best interests of the Portfolio's shareholders. If a fund manager refuses a transfer for any reason, the transfer will not be allowed. First Ameritas will not be able to process the transfer if the fund manager refuses.

SYSTEMATIC PROGRAMS
First Ameritas may offer systematic programs as discussed below. We will count your transfers in these programs when determining whether the transfer fee applies. Lower minimum amounts may be allowed to transfer as part of a systematic program. There is no separate charge for participation in these programs at this time. All other normal transfer restrictions, as described above, may apply.

                                  ANNUITY III-P
                                       15

PORTFOLIO REBALANCING. Portfolio rebalancing is a method to maintain your original allocation proportions among Portfolios. Under this program, you can instruct First Ameritas to reallocate Accumulation Value among the Portfolios, on a systematic basis, in accordance with allocation instructions you specify. The Fixed Account can not be used in this program.

DOLLAR COST AVERAGING. Under the dollar cost averaging program, you can instruct First Ameritas to automatically transfer, on a systematic basis, a predetermined amount or percentage you specify from the Fixed Account or the Money Market Subaccount to any other Subaccount(s). Dollar cost averaging is permitted from the Fixed Account, if no more than 1/36th of the value of the Fixed Account at the time dollar cost averaging is established is transferred each month.

EARNINGS SWEEP. Permits systematic redistribution of earnings among Portfolios. The Fixed Account may be used in this program.

You can request participation in the available systematic programs when purchasing the Policy or at a later date. You can change the allocation percentage or discontinue any program by sending written notice or calling the Home Office. Other scheduled programs may be made available. First Ameritas reserves the right to modify, suspend or terminate such programs at any time. Participation in any systematic program will automatically terminate upon death of the Annuitant (if Joint Annuitants, upon the death of the second to die). Use of systematic programs may not be advantageous, and does not guarantee success.

WITHDRAWALS AND SURRENDERS
Any time prior to the Annuity Date and while an Annuitant is still living, you may make withdrawals or surrender the Policy to receive part or all of the Accumulation Value. You may request withdrawals or surrenders on a form approved by First Ameritas. No withdrawal or surrender may be made after the Annuity Date except as permitted under a particular Annuity Income Option or as permitted with respect to certain Qualified Policies.

The amount available for withdrawal is the Accumulation Value at the end of the Valuation Period during which the written request for withdrawal is received, less any applicable premium taxes and in the case of a surrender, also less the annual policy fee that would be due on the last Valuation Date of the Policy Year.

In the absence of specific direction from the Owner, amounts will be withdrawn from the Subaccounts and the Fixed Account on a pro rata basis. The minimum withdrawal amount is $250. Any withdrawal request that would reduce the Accumulation Value to less than $1,000 will be considered a request for Policy surrender.

Since you have the entire investment risk for amounts allocated to the Separate Account, the total amount paid upon withdrawal under the Policy (taking into account any prior withdrawals) may be more or less than the total Premium Payments made. The surrender value may be paid in a lump sum to the Owner, or, if elected, all or any part may be paid out under an Annuity Income Option. (See the section on Annuity Income Options.)

Your proceeds will be paid within seven days of receipt of written request for withdrawal or surrender, subject to postponement in certain circumstances. (See the section on Deferment of Payment.) Payments under the Policy of any amounts derived from a premium paid by check may be delayed until the check has cleared the payor's bank.

If, at the time you make a withdrawal request, you have not provided First Ameritas with a written election not to have federal income taxes withheld, we must by law withhold such taxes from the taxable portion of the withdrawal and remit that amount to the federal government. Moreover, the Internal Revenue Code provides that a 10% penalty tax may be imposed on certain early withdrawals. (See the section on Federal Tax Matters.)

SYSTEMATIC WITHDRAWALS. A systematic withdrawal option is available. Automatic withdrawals may be taken on a monthly, quarterly, semi-annual or annual mode.

FREE LOOK PRIVILEGE
A free look period is given to examine a Policy and return it for a refund. The Owner may cancel the Policy within 10 days after receipt of the Policy, unless state law requires a longer period of time. First Ameritas will refund the premium paid and the Policy will be considered void from its effective date, as if it never were in force. To cancel the Policy, the Owner should return it to the selling agent, or to First Ameritas at the Home Office. A refund, if the premium was paid by check, may be delayed until the check has cleared the Owner's bank.


                                  ANNUITY III-P
                                       16

CHARGES AND DEDUCTIONS

Charges will be deducted periodically from the Accumulation Value of the Policy to compensate First Ameritas for, among other things: (1) issuing and administering the Policy; and (2) assuming certain risks in connection with the Policy. The nature and amount of these charges are described more fully below.

No deductions are made from the Premium Payments before they are allocated to the Separate Account or Fixed Account, unless taxes are imposed by state law upon the receipt of a Premium Payment. In that case First Ameritas will deduct the premium tax due when the premiums are received.

ADMINISTRATIVE CHARGES
ANNUAL POLICY FEE. An annual Policy fee of up to $40 (currently $36) is deducted from the Accumulation Value on the last Valuation Date of each Policy Year or upon a surrender. This charge reimburses First Ameritas for part of the administrative costs of maintaining the Policy on First Ameritas's system and the cost of reporting to Owners. First Ameritas currently waives this charge if the Accumulation Value of your Policy is at least $50,000.

From time to time First Ameritas may reduce the amount of the annual Policy fee. First Ameritas may do so when annuities are sold to individuals or a group of individuals in a manner that reduces the administrative costs of Policy maintenance. First Ameritas would consider such factors as: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Premium Payments; and/or (d) other transactions where maintenance and/or administrative expenses are likely to be reduced.

Any elimination of the annual Policy fee will not discriminate unfairly between Annuity purchasers. First Ameritas will not make any changes to this charge where prohibited by law.

ADMINISTRATIVE FEE. First Ameritas imposes a charge to reimburse it for administrative expenses in connection with issuing, servicing, and maintaining the Policies. These expenses include the cost of processing the application and Premium Payments, establishing Policy records, processing and servicing Owner transactions and Policy changes, record keeping, preparing and mailing reports, processing Death Benefit claims and overhead. The charge is assessed daily and is equal to an annual rate of .15% of the average daily net assets of the Separate Account. This charge is subtracted when determining the daily Accumulation Unit Price. This charge is guaranteed not to be increased. No administrative fee is imposed on the Fixed Account.

First Ameritas does not expect to make a profit on the charges for the annual Policy and daily administrative fees.

TRANSFER CHARGE. Transfer charges may be levied. (See the section on Transfers Among Portfolios and the Fixed Account.)

MORTALITY AND EXPENSE RISK CHARGE
First Ameritas imposes a charge as compensation for bearing certain mortality and expense (M&E) risks under the Policies. The charge is assessed daily and is equal to an annual rate of 1.25%% of the value of the average daily net assets of the Separate Account. This charge is subtracted when determining the daily Accumulation Unit Price. First Ameritas guarantees that this charge will never exceed 1.25%. If this charge is insufficient to cover assumed risks, the loss will fall on First Ameritas. Conversely, if the charge proves more than sufficient, any excess will be added to First Ameritas's surplus. No M&E charge is imposed on the Fixed Account.

The mortality risk borne by First Ameritas, assuming the selection of one of the forms of life annuities, is to make monthly Annuity Payments (determined in accordance with the annuity tables and other provisions contained in the Policies) regardless of how long all Annuitants may live. This undertaking assures that neither an Annuitant's own longevity, nor an improvement in life expectancy greater than expected, will have any adverse effect on the monthly Annuity Payments the Annuitant will receive. It therefore relieves the Annuitant from the risk of outliving the funds accumulated for retirement.

In addition, First Ameritas bears a mortality risk under the Policies in two important aspects. First, regardless of the Annuity Income Option selected, in that it guarantees the purchase rates for the Annuity Income Options available

                                  ANNUITY III-P
                                       17
under the Policy. Second, First Ameritas guarantees that the death benefit payable upon death of the Annuitant (if Joint Annuitants, the death of the second to die) prior to the Annuity Date will be the greater of the Accumulation Value or the Premium Payments made, less withdrawals; or, where available, the guaranteed minimum Death Benefit.

The expense risk undertaken by First Ameritas, with respect to the Separate Account, is that the deductions for administrative costs under the Policies may be insufficient to cover the actual future costs incurred by First Ameritas for providing administration services.

If the annual Policy fee and daily administrative fee are insufficient to cover the administration expenses, the deficiency will be met from First Ameritas's General Account funds, including the amount derived from the charge levied for mortality and expense risks.

CONTINGENT DEFERRED SALES CHARGE
Since no deduction for a sales charge is made from the Premium Payment, unless waived, a Contingent Deferred Sales Charge is imposed on certain partial and full withdrawals and upon certain annuitizations to cover certain expenses relating to the distribution of the Policy, including commissions to registered representatives and other promotional expenses. In a Policy Year, you may withdraw up to the greater of 10% of the Policy Accumulation Value or the earnings at that time and we will not assess a Contingent Deferred Sales Charge. We consider earning to be that portion of the Accumulation Value that exceeds the total premiums we have received after any previous withdrawals.

The Contingent Deferred Sales Charge is assessed only on premiums paid based upon the number of years since premiums withdrawn were paid, on a first paid, first withdrawn basis. The Contingent Deferred Sales Charge is a maximum of 6% of the Premium Payment withdrawn and grades to 0% after the seventh year after the withdrawn premiums were deposited.

Where amount subject to a Contingent Deferred Sales Charge are taken in a partial or full withdrawal, or are applied under any annuity option, the Contingent deferred Sales Charge will be expressed as a percentage of the Premium Payments withdrawn or annuitized as follows:

             YEAR               %                  YEAR               %
             ----               -                  ----               -
               1................6                    5................3
               2................6                    6................2
               3................6                    7................0
               4................5                   8+................0

In the case of a partial withdrawal (at any time) or annuitization (during the first Policy Year), the Contingent Deferred Sales Charge will be deducted from the amounts remaining under the Policy. The charge will be allocated pro rata among the Subaccounts (or the Fixed Account) based on the Accumulation Vale in each prior to the withdrawal or annutization unless an Owner requests a partial withdrawal or annuitization from particular Subaccounts or the Fixed Account in which case the charge will be allocated among those Subaccounts or the Fixed Account in the same manner s the withdrawal. A Contingent Deferred Sales Charge will not be assessed on Premium Payments withdrawn after the first Policy Anniversary, if withdrawn and applied under and Annuity Option. (Se the section on Annuity Income Options.) Full or partial withdrawals from the Fixed Account may be deferred up to 6 months from the date of written request.

TAX CHARGES
The Owner will pay premium taxes that currently will not exceed 2% of the premium paid. States impose premium taxes either upon receipt, by the company, of a Premium Payment, or upon annuitization or withdrawals. First Ameritas will charge and deduct premium taxes as required by state law and in accordance with any applicable company election. Applicable premium tax rates are subject to change. The Owner will be notified of any applicable premium taxes. You are responsible for informing First Ameritas in writing of changes of residence.

Under present laws, First Ameritas may incur state or local taxes in addition to the premium taxes described above. At present, these taxes are not significant; thus, First Ameritas does not currently make a charge for these other taxes. If

                                  ANNUITY III-P
                                       18
they increase, however, First Ameritas may charge for such taxes. Such charges would be deducted from the Accumulation Value.

First  Ameritas  does not  expect  to incur any  federal  income  tax  liability attributable to investment income or capital gains retained as part of the reserves under the Policies. Based upon these expectations, no charge is being made currently to the Separate Account for corporate federal income taxes which may be attributable to the Separate Account. First Ameritas will periodically review the question of a charge to the Separate Account for corporate federal income taxes related to the Separate Account. Such a charge may be made in future years for any federal income taxes incurred by First Ameritas. This might become necessary if the tax treatment of First Ameritas is ultimately determined to be other than what we currently believe it to be, if there are changes made in the federal income tax treatment of annuities at the corporate level, or if there is a change in First Ameritas's tax status. In the event that First Ameritas should incur federal income taxes attributable to investment income or capital gains retained as part of the reserves under the Policy, the Accumulation Unit Price would be correspondingly adjusted. See the section on Federal Tax Matters.

FUND INVESTMENT ADVISORY FEES AND EXPENSES
The value of the assets in the Separate Account will reflect investment advisory fees and other expenses incurred by the Funds. Fund expenses are found in the Funds' prospectuses, and Statements of Additional Information.

First Ameritas may receive administrative fees from the investment advisers of certain funds.

ANNUITY PERIOD

ANNUITY DATE
The Annuity Date is the date that Annuity Payments are scheduled to begin, unless the Policy has been surrendered or the Annuitant is deceased (if Joint Annuitants, if both are deceased) and an amount has been paid as proceeds prior to that date. The Annuity Date will normally be the later of the fifth Policy anniversary date or the Policy anniversary which is nearest the Annuitant's 85th birthday (if Joint Annuitants, the younger Annuitant's 85th birthday). However, the Owner may specify an Annuity Date at the time of purchase which may be extended up to the Policy anniversary nearest the Annuitant's 95th birthday (if Joint Annuitants, the younger Annuitant's 95th birthday), and may be extended further with prior Home Office approval. Some states may require an earlier Annuity Date. Further, an earlier Annuity Date may be required by the Internal Revenue Code for Qualified Policies.

An Annuity Date may only be changed by written request during the Annuitant's lifetime. Written request to change the Annuity Date must be received at the First Ameritas Home Office at least 30 days before the currently scheduled Annuity Date. The Annuity Date limits on partial or systematic withdrawals and Annuity Income Options available for Qualified Policies may also be controlled by endorsements, the plan, or applicable law.

ANNUITY INCOME OPTIONS
If an Annuitant is living on the Annuity Date and the Policy is in force, Annuity Payments will be made to the Annuitant(s) according to the terms of the Policy and the Annuity Income Option selected.

The amounts of any Annuity Payments payable will be based on the Accumulation value as of the Annuity Date less any premium taxes, if applicable. Thereafter, the monthly Annuity Payment will not change, except in the event you choose the Interest Payment Option, in which case the payment will vary based on the rate of interest determined by First Ameritas. All or part of the Accumulation Value may be placed under one or more Annuity Income Options. If Annuity Payments are to be paid under more than one option, First Ameritas must be told what part of the Accumulation Value is to be paid under each option.

The Annuity Income Options are shown below. You must choose an Annuity Income Option by written request to First Ameritas at least thirty (30) days in advance of the Annuity Date. If you do not, payments will be made as a Life Annuity, or if there are Joint Annuitants, as a Joint and Last Survivor Annuity, as shown below. Subject to First Ameritas's approval, the Owner (or after the death(s) of the Annuitant(s), the Annuitant's Beneficiary) may select any other Annuity Income Option First Ameritas then offers. Annuity Income Options are not available to: (1) an assignee; or (2) any other than a natural person except with First Ameritas's consent.

If an Annuity Income Option selected does not generate monthly payments of at least $100, First Ameritas reserves the right to pay the Accumulation Value as a lump sum payment or to change the frequency. If you choose an Annuity

                                  ANNUITY III-P
                                       19

Income Option which depends on the continuation of life of an Annuitant, proof of birth date may be required before Annuity Payments begin. For Annuity Income Options involving life income, the actual age of the Annuitant or Joint Annuitant will affect the amount of each payment. Since payments to older Annuitants are expected to be fewer in number, the amount of each Annuity Payment may be greater. For Annuity Income Options that do not involve life income, the length of the payment period may affect the amount of each payment: the shorter the period, the greater the amount of each Annuity Payment.

The following Annuity Income Options are currently available:

          INTEREST PAYMENT. First Ameritas will hold any amount applied under this option and pay or credit interest on the unpaid balance each month at a rate determined by First Ameritas.

          DESIGNATED AMOUNT ANNUITY. Monthly Annuity Payments will be for a fixed amount. Payments continue until the amount First Ameritas holds runs out.

          DESIGNATED PERIOD ANNUITY. Monthly Annuity Payments are paid for a period certain, as the Owner elects, up to 20 years.

          LIFE ANNUITY. Monthly Annuity Payments are paid for the life of an Annuitant, ceasing with the last Annuity Payment due prior to his or her death. Variations provide for guaranteed payments for a period of time.

          JOINT AND LAST SURVIVOR ANNUITY. Monthly Annuity Payments are paid based on the lives of the two Annuitants and thereafter on the life of the survivor, ceasing with the last Annuity Payment due prior to the survivor's death.

The rate of interest payable under the Interest Payment, Designated Amount Annuity or Designated Period Annuity Options will be guaranteed to be no less than 3% compounded yearly. Payments under the Life Annuity and Joint and Last Survivor Annuity Options will be based on the 1983 Table "a" Individual Annuity Table, projected for seventeen years, at 3% interest. First Ameritas may, at time of election of an Annuity Income Option, offer more favorable rates in lieu of the guaranteed rates specified in the Annuity Tables. These rates may be based on Annuity Tables which distinguish between males and females.

Under current administrative practice, First Ameritas allows the beneficiary to transfer amounts applied under the Interest Payment, Designated Amount Annuity, and Designated Period Annuity Options to either the Life Annuity or Joint and
Last Survivor Annuity Option after the Annuity Date. However, there is no guarantee that First Ameritas will continue this practice which can be changed at any time at First Ameritas's discretion. The rules applicable to Qualified Policies may permit systematic or partial withdrawals to continue after the Annuity Date (as defined for those Policies) with a later election of a permissible Annuity Income Option.

FEDERAL TAX MATTERS

INTRODUCTION
The following discussion is general in nature and is not intended as tax advice. It is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under a contract. If you are concerned about any of the tax implications discussed, you should consult a competent tax adviser before purchasing a Policy. This discussion is based upon First Ameritas's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws, other than premium taxes. (See the section on Tax Charges.)

TAXATION OF ANNUITIES IN GENERAL
NONQUALIFIED POLICIES. The following discussion assumes that the Policy will qualify as an annuity policy for federal income tax purposes. The Statement of Additional Information discusses such qualifications.

Section 72 of the Internal Revenue Code (the Code) governs taxation of annuities. In general, the owner is not taxed on increases in the value of a policy until some form of distribution is made under the policy. The exception to this rule is the treatment generally applied to owners that are not natural persons. Generally, an owner that is not a natural person must include in income any increase in excess of the owner's cash value over the owner's "investment in the policy" during the taxable year, even if no distribution occurs. There are, however, exceptions to this rule which you may wish to discuss with your tax counsel. The following discussion applies to Policies owned by natural persons.

                                  ANNUITY III-P
                                       20

The taxable portion of a distribution (in the form of an annuity or lump sum payment) is taxed as ordinary income, subject to any income averaging rules applicable to taxpayers generally. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the accumulation value generally will be treated as a distribution. A transfer of ownership of the policy without full and adequate consideration will also be treated as a distribution under the Internal Revenue Code, unless the transfer falls within an exception for transfers between spouses. Generally, in the case of a withdrawal under a nonqualified policy, amounts received which are allocable to "investment in the policy" made after August 13, 1982 are first treated as taxable income to the extent that the accumulation value immediately before the withdrawal exceeds the "investment in the policy" at that time. Any additional amount is not taxable. If a withdrawal is allocable to "investment in the policy" made prior to August 14, 1982, it is taxed under the "cost recovery rule" so that withdrawals are treated as a recovery of "investment in the policy" until such investment has been fully recovered. Thereafter, withdrawals are fully taxable as ordinary income. Where a policy contains "investment in the policy" both before and after the above referenced dates, special ordering rules apply.

Tax treatment of amounts received as an annuity under the Policy, is different from taxation of distributions or withdrawals that are not in annuity form. Although the tax consequences may vary depending on the Annuity Income Option elected under the Policy, in general, only the portion of an annuity payment that represents the amount of the payment which exceeds the payment's proportionate share of "investment in the policy" will be taxed. For fixed annuity payments, in general, there is no tax on the amount of each payment which represents the same ratio that the "investment in the policy" bears to the total expected value of the annuity payment for the term of the payment; however, the remainder of each annuity payment is taxable. Any distribution received subsequent to the investment in the policy being recovered will be fully taxable.

A federal penalty equal to 10% of the amount treated as taxable income may also be imposed on distributions from non-qualified annuity policies. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the owner is actual age 59 1/2, (2) made on or after the death of the owner, (3) attributable to the taxpayer's becoming disabled within the meaning of Internal Revenue Code Section 72 (m)(7), (4) received in substantially equal payments (not less frequently than annually) made for the life or life expectancy of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary, subject to Internal Revenue Service requirements, including special "recapture" rules, or (5) which are allocable to "investment in the policy" made prior to August 14, 1982.

Distributions from non-qualified annuity policies are generally subject to federal income tax. First Ameritas will withhold taxes as required by the Code from the distributions unless the taxpayer requests otherwise. Withholding cannot be waived if the distribution is subject to mandatory back-up withholding (if no mandatory taxpayer identification number is given or if First Ameritas is notified that mandatory back-up withholding is required). Mandatory back-up withholding rates are 31% of income that is distributed. Distributions to non-resident aliens may be subject to mandatory withholding at 30% of the income distributed.

QUALIFIED POLICIES. Qualified policies are used by individuals in connection with retirement plans which are intended to qualify as plans that receive special income tax treatment under Sections 401, 403(a), 408 or 457 of the Internal Revenue Code (the "Code"). The ultimate effect of federal income taxes on the contributions, on the accumulation value, on annuity payments and on the economic benefit to the owner, the annuitant or the beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned and on First Ameritas's tax status. In addition, certain requirements must be satisfied in purchasing a qualified policy in connection with a tax qualified plan in order to receive favorable tax treatment. With respect to qualified policies an endorsement of the policy and/or limitations or penalties imposed by the Code may impose limits on premiums, withdrawals, distributions or benefits, or on other provisions of the policies. Therefore, purchasers of
Qualified Policies should seek competent legal and tax advice regarding the suitability of the Policy for their situation, the applicable requirements and the tax treatment of the rights and benefits of a Policy. Section 403(b)(11) of the Code requires that no distribution attributable to salary deferred contributions may be made from a plan under Section 403(b) except after age 59 1/2, separation from service, death or disability, or in the case of hardship, except in a tax free exchange to another qualified contract. The following discussion assumes that qualified policies are purchased in connection with retirement plans that qualify for the special federal income tax treatment described above.

The rules governing the tax treatment of distributions under qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Generally, in the case of a distribution to a participant or beneficiary under a policy purchased in connection with these plans, only the portion of the payment in excess of the "investment in the policy" allocated to that payment is subject to tax. The "investment in the policy" equals the portion of plan contributions invested in the policy that was not excluded from the participant's gross income (reduced by any amounts previously received under the policy which were excluded from gross income), and may be zero. In general, for allowed withdrawals prior to the annuity starting date from qualified policies other than Roth IRAs, a ratable

                                  ANNUITY III-P
                                       21
portion of the amount received is taxable, based on the ratio of the investment in the policy to the total policy value. The amount excluded from a taxpayer's income will be limited to an aggregate cap equal to the investment in the policy. The taxable portion of annuity payments with annuity starting dates on or before November 18, 1996 is generally determined under rules similar to those applicable to annuity distributions from nonqualified policies. However, for annuity payments from plans qualified under Code Sections 401 and 403 with annuity starting dates after November 18, 1996, annuitants must use a simplified method for determining the tax-free portion of annuity payments by dividing "investment in the policy" by the number of annuity payments set by tables in the Internal Revenue Code based on the age of the primary annuitant. This method does not apply if the annuitant is over age 75 and there are 5 or more years of guaranteed payments. Also, for annuity payments based on the lives of more than one individual and that have annuity starting dates after December 31, 1997, annuitants must use the simplified method based on the combined ages of both individuals when calculating the excludable portion of annuities based on the separate tables set forth in the Code for that purpose. In the case of an annuity that does not depend in whole or in part on the life expectancy of one or more individuals, the expected number of payments is the number of monthly annuity payments under the policy. Special favorable tax treatment may be available for certain distributions (including lump sum distributions from plans other than IRAs made in tax years beginning before January 1, 2000). Adverse tax consequences may result from excess contributions, distributions made prior to age 59 1/2 (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in certain other circumstances.


Roth IRA contributions are not deductible and may be limited or unavailable depending on your adjusted gross income. Withdrawals of earnings from Roth IRAs may be tax free if certain requirements are met. If withdrawals do not meet those requirements, they will be considered to be made first from contributions then from "conversion" amounts (on a first-in, first-out basis) and then from earnings. The earnings will be subject to income tax and an additional 10% penalty tax may apply to distributions made prior to age 59 1/2. Conversions from existing IRAs to Roth IRAs are permitted if certain requirements are met, however, converted amounts not previously taxed will be subject to income tax in the year of conversion (for 1998 only, taxpayers could elect to include the full taxable conversion amount in income for 1998 or to have the tax spread over 4 years on a pro rata basis, beginning in 1998). Conversion amounts will not generally be subject to the 10% penalty tax that applies to premature distributions, unless a distribution of the conversion amount from the Roth IRA occurs within the 5 taxable year period beginning with the year of conversion. Also, income inclusion may be accelerated if a distribution is made of 1998 conversion amounts which are subject to the 4 year spread rule.

Distributions from qualified plans are subject to specific tax withholding rules. "Eligible rollover distributions" from a qualified plan (other than IRAs of any type and Section 457 plans) are subject to income tax withholding at a rate of 20% unless the Owner elects to have the distribution paid directly by First Ameritas to an eligible retirement plan (another plan of the same type or an IRA) in a direct rollover. If the distribution is not an "eligible rollover distribution," it is generally subject to the same withholding rules as distributions from nonqualified policies. However, Section 457 nonqualified deferred compensation plan distributions are generally subject to withholding as wages and are not eligible for rollover to an IRA.

GENERAL PROVISIONS

ANNUITANT'S BENEFICIARY
The Annuitant's Beneficiary(ies) generally receives the Death Benefit proceeds upon death of the Annuitant (if Joint Annuitants, on the death of the second to die). The Owner may name both primary and contingent Annuitant's Beneficiaries. The Annuitant's Beneficiary(ies) is named in the application or as subsequently changed and recorded in First Ameritas's records.

Multiple beneficiaries may be named; however, unless otherwise indicated, payments are made equally to those primary beneficiaries who are alive upon the death of the Annuitant(s). Contingent beneficiaries are only eligible if no primary beneficiary is alive at the time proceeds are payable. If none survive, the final beneficiary will be the Owner or the Owner's estate.

The Owner may change the Annuitant's Beneficiary by written request on a Change of Beneficiary form at any time during an Annuitant's lifetime. First Ameritas, at its option, may require that the Policy be returned to the Home Office for endorsement of any change, or that other forms be completed. The change will take effect as of the date the change

                                  ANNUITY III-P
                                       22
is recorded at the Home Office. First Ameritas will not be liable for any payment made or action taken before the change is recorded. No limit is placed on the number of changes that may be made.

DEATH OF ANNUITANT
If the last surviving Annuitant dies prior to the Annuity Date, an amount will be paid as proceeds to the Annuitant's Beneficiary. The Death Benefit is payable upon receipt of Satisfactory Proof of Death of the Annuitant as well as proof that the Annuitant died prior to the Annuity Date. First Ameritas guarantees to pay the Death Benefit established on the date Satisfactory Proof of Death is received by First Ameritas at its Home Office. The Death Benefit is payable as a lump sum or under one of the Annuity Income Options.

The Owner may elect an Annuity Income Option for the Annuitant's Beneficiary, or if no such election was made by the Owner and a cash benefit has not been paid, the Annuitant's Beneficiary may make this election after the last surviving Annuitant's Death.

Since Satisfactory Proof of Death includes a "Claimant's Statement," which specifies how the beneficiary wishes to receive the benefit (unless the Owner previously selected an option), the amount of the Death Benefit will continue to reflect the investment performance of the Separate Account until that information is supplied to First Ameritas. Upon receipt of this proof, the Death Benefit will be paid to the Annuitant's Beneficiary within seven days, or as soon thereafter as First Ameritas has sufficient information about the Annuitant's Beneficiary to make the payment. In order to take advantage of the favorable tax treatment accorded to receiving the Death Benefit as an annuity, the Annuitant's Beneficiary must elect to receive the benefits under an Annuity Option within 60 days "after the day on which such lump sum became payable," as defined in the Internal Revenue Code.

GUARANTEED MINIMUM DEATH BENEFIT (GMDB) RIDER (OPTIONAL)
This rider provides for payment of the GMDB in lieu of the Death Benefit payable prior to annuity date if the GMDB is greater than such Death Benefit. The GMDB depends on the Annuitant's issue age (if Joint Annuitants, the last surviving Annuitant's issue age), and when First Ameritas receives Satisfactory Proof of Death. The GMDB applies only for Annuitants who are issue ages 0-70.

If Satisfactory Proof of Death of the Annuitant (if Joint Annuitants, the last surviving Annuitant's death) is received prior to the 7th Policy Anniversary, or after the Policy Anniversary nearest the Annuitant's 85th birthday (if Joint Annuitant's, the last surviving Annuitant's 85th birthday), the GMDB is zero, and the Death Benefit payable will equal the greater of the Accumulation Value, or total premiums paid less partial withdrawals, on the date Satisfactory Proof of Death is received.

If Satisfactory Proof of Death for the Annuitant (if Joint Annuitants, the last surviving Annuitant's death) is received on or after the 7th Policy Anniversary and before the Policy Anniversary nearest the Annuitant's 75th birthday (if Joint Annuitant's, the last surviving Annuitant's 75th birthday), the GMDB is calculated based upon the greater of (i) and (ii), where (i) is the Accumulation Value as of the most recent 7 year Policy Anniversary and (ii) is the GMDB immediately preceding the most recent 7 year Policy Anniversary. The GMDB is increased by premiums paid since the most recent 7 year Policy Anniversary, decreased by any partial withdrawals since the most recent 7 year Policy Anniversary, and decreased by an additional adjustment for each partial withdrawal made since the most recent 7 year Policy Anniversary. However, if Satisfactory Proof of Death for the Annuitant is received on or after the Policy Anniversary nearest the Annuitant's 75th birthday and before the Policy Anniversary nearest the Annuitant's 85th birthday, the most recent 7 year Policy Anniversary on or prior to the Policy Anniversary nearest the Annuitant's 75th birthday will be used in determining the GMDB.

There is a charge for the optional Guaranteed Minimum Death Benefit Rider. If this Rider is elected, 02% of the Accumulation Value is deducted on each Policy monthly anniversary (equal to an annual rate of .24%).

This rider may not be available in all states.

                                  ANNUITY III-P
                                       23

DEATH OF OWNER
If the Owner dies on or after the Annuity Date, annuity benefits continue to be paid to the Annuitant under the Annuity Income Option in effect on the Owner's date of death.

If the Owner dies before the Annuity Date and before the entire interest in the Policy is distributed, the Accumulation Value of the Policy must be distributed to the Owner's Designated Beneficiary so that the Policy qualifies as an annuity under the Internal Revenue Code. Generally, the entire interest must be distributed within five years of the Owner's death. However, a distribution period exceeding five years will be allowed if the Owner's Designated
Beneficiary purchases an immediate annuity under which payments will begin within one year of the Owner's death and will be paid out over the lifetime of the Owner's Designated Beneficiary or over a period not extending beyond his or her life expectancy.

If the Owner's interest is payable to (or for the benefit of) the surviving spouse of the Owner, the Policy may be continued with the surviving spouse treated as the Owner for purposes of applying the rules described above. This exception will not apply if the Owner is also the Annuitant and someone other than the surviving spouse is named as the Annuitant's Beneficiary.

Finally, in situations where the Owner is not an individual, these distribution rules are applicable upon the death or change of the Annuitant(s).

DEFERMENT OF PAYMENT
Payment of any withdrawal, surrender or lump sum Death Benefit due from the Separate Account will occur within seven days from the date the amount becomes payable, except that First Ameritas may be permitted to defer such payment if:

(1) the New York Stock Exchange is closed other than customary weekends or holidays or trading on the New York Stock Exchange is otherwise restricted; or

(2)  the SEC permits the delay for the protection of Owners; or

(3)  an emergency exists as determined by the SEC.

In addition, surrenders or withdrawals from the Fixed Account may be deferred by First Ameritas for up to 6 months from the date of written request.

CONTESTABILITY
First Ameritas cannot contest the validity of this Policy after the Policy Date, subject to the "Misstatement of Age or Sex" provision.

MISSTATEMENT OF AGE OR SEX
First Ameritas may require proof of age and sex before making Annuity Payments. If the age or sex of the Annuitant has been misstated, we will adjust the benefits and amounts payable under this Policy.

If First Ameritas made any overpayments, interest at the rate of 6% per year compounded yearly will be added and charged against future payments. If we made underpayments, the balance due plus interest at the rate of 6% per year compounded yearly will be paid in a lump sum.

REPORTS AND RECORDS
First Ameritas will maintain all records relating to the Separate Account and will mail the Owner, at the last known address of record, within 30 days after each Policy anniversary, an annual report which shows the current Accumulation Value as allocated among the Subaccounts or the Fixed Account, Cash Surrender Value, Death Benefit, and charges made during the Policy Year. Except for the annual report, First Ameritas reserves the right to charge a report fee for requested reports. The Owner will also be sent confirmations of transactions, such as purchase payments, transfers and withdrawals under the Policy. Quarterly statements are also mailed detailing Policy activity during the calendar quarter. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plan (such as a dollar cost averaging program, or payment made by automatic bank draft or salary reduction arrangement), the Owner may receive confirmation of such transactions in their quarterly statements.

                                  ANNUITY III-P
                                       24

The Owner should review the information in these statements carefully. All errors or corrections must be reported to First Ameritas immediately to assure proper crediting to the Policy. First Ameritas will assume all transactions are accurately reported on quarterly statements unless First Ameritas is otherwise notified within 30 days after receipt of the statement. A periodic report for the Fund and a list of the securities held in each Portfolio of the Fund and any other information required by the 1940 Act will also be provided.

DISTRIBUTION OF THE POLICIES

Ameritas Investment Corp. ("AIC"), located at 5900 O Street, 4th Floor, Lincoln, Nebraska 68510, will act as the principal underwriter of the Policies pursuant to an underwriting Agreement it has with First Ameritas. AIC is a wholly owned subsidiary of AMAL Corporation, and an affiliate of First Ameritas. AIC is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Policies are sold by individuals who are registered representatives of AIC or other broker-dealers.

AIC offers clients a wide variety of financial products and services and has the ability to execute stock and bond transactions on a number of national exchanges. . AIC also serves as principal underwriter for First Ameritas's variable universal life policies. AIC is the underwriter for the Ameritas Portfolios, and also serves as its investment advisor. It also has executed selling agreements with a variety of mutual funds, unit investment trusts, and direct participation programs.

Commissions paid by First Ameritas to broker-dealers may vary, but are not expected to exceed 1% of premiums paid. Broker-dealers may also receive an asset based administrative compensation of up to 1% (annualized). From time to time, additional sales incentives may be provided to broker-dealers.

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

First Ameritas holds the assets of the Separate Account. The assets are held separate and apart from General Account assets. First Ameritas maintains records of all purchases and redemptions of the Funds' shares by each of the Subaccounts.

THIRD PARTY SERVICES

First Ameritas is aware that certain third parties are offering investment advisory, asset allocation, money management and timing services in connection with the contracts. First Ameritas does not engage any such third parties to offer such services of any type. In certain cases, First Ameritas has agreed to honor transfer instructions from such services where it has received powers of attorney, in a form acceptable to it, from the contract owners participating in the service. Firms or persons offering such services do so independently from any agency relationship they may have with First Ameritas for the sale of contracts. First Ameritas takes no responsibility for the investment allocations and transfers transacted on a contract owner's behalf by such third parties or any investment allocation recommendations made by such parties. Contract owners should be aware that fees paid for such services are separate and in addition to fees paid under the contracts.

VOTING RIGHTS

To the extent required by law, First Ameritas will vote the Portfolio shares held in the Separate Account at shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccount. The 1940 Act currently requires shareholder voting on matters such as the election of the Board of Trustees of the Funds, the approval of the investment advisory contract, changes in the fundamental investment policies of the Funds, and approval of the independent accountants. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, and, as a result, First Ameritas determines that it is allowed to vote the Portfolio shares in its own right, First Ameritas may elect to do so.

Prior to the Annuity Date, the Owner holds a voting interest in each Subaccount to which the Accumulation Value is allocated. The number of votes available to an Owner will be calculated separately for each Subaccount of the Separate Account. The number of votes available to an Owner will be determined by dividing the Accumulation Value attributable to a Subaccount by the net asset value per share of the applicable Portfolio. In determining the number of votes, fractional shares will be recognized.


                                  ANNUITY III-P
                                       25

The number of votes will be determined as of the record date established by the Portfolio. Voting instructions will be solicited by written communication prior to the meeting, in accordance with procedures established by the Funds.

Shares of Funds as to which no timely instructions are received, or shares held by First Ameritas as to which Owners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Policies participating in that Subaccount.

Each person having a voting interest in a Subaccount will receive proxy material, reports and other materials relating to the appropriate Portfolio.

On and after the Annuity Date, there are no voting rights because amounts are no longer held in the Separate Account.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. First Ameritas is not involved in any litigation that is of material importance in relation to its ability to meet its obligations under the policies, or that relates to the Separate Account. AIC is not involved in any litigation that is of material importance in relation to its ability to perform under its underwriting agreement.

STATEMENT OF ADDITIONAL INFORMATION

A Statement of Additional Information is available that contains more details concerning the subjects discussed in this Prospectus. This can be obtained by writing to the address on the front page or by calling 1-800-745-1112.

The following is the Table of Contents for that Statement:

                                                                            PAGE

GENERAL INFORMATION AND HISTORY................................................2
THE POLICY.....................................................................2
GENERAL MATTERS................................................................7
FEDERAL TAX MATTERS............................................................8
DISTRIBUTION OF THE POLICY.....................................................9
SAFEKEEPING OF SEPARATE ACCOUNT ASSETS........................................10
STATE REGULATION..............................................................10
LEGAL MATTERS.................................................................10
EXPERTS.......................................................................10
OTHER INFORMATION.............................................................10
FINANCIAL STATEMENT


                                  ANNUITY III-P
                                       26

APPENDIX A



                              QUALIFIED DISCLOSURES

                          * Information Statement For:
                                408(b) IRA Plans
                              408(k) SEP IRA Plans
                             408(p) SIMPLE IRA Plans
                               408A Roth IRA Plans

                          * Information Statement For:
                       401(a) Pension/Profit Sharing Plans
                               403(b) ERISA Plans
               403(b) Tax Sheltered Annuity (TSA) Plans-Withdrawal
                                  Restrictions

If this annuity is being purchased as a qualified plan as defined under specified sections of the Internal Revenue Code, as purchaser (owner) or fiduciary of an Employee Benefit Plan purchasing the annuity, you should carefully review the Information Statement for your specific type of plan.

Depending on the type of plan, we are required to provide this disclosure to you to meet the requirements of the Internal Revenue Code ("Code") and/or the Employee Retirement Income Security Act of 1974 (ERISA).

Acknowledgment of your receipt of the required disclosure is included within the application language above your signature.

                                TABLE OF CONTENTS

          Information Statement
             408(b) Individual Retirement Annuity (IRA) Plans
             408(k) Simplified Employee Pension (SEP IRA) Plans
             408(p) Savings Incentive Match (SIMPLE IRA) Plans
             408A Roth IRA Plans........................................QD-1
          Information Statement
             401(a) Pension/Profit Sharing Plans........................QD-15
             403(b) ERISA Plans
             403(b) Tax Sheltered Annuity (TSA) Plans-Withdrawal
                 Restrictions

 FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK LOGO


                         INFORMATION STATEMENT
                         408(B) INDIVIDUAL RETIREMENT ANNUITY (IRA) PLANS 408(K) SIMPLIFIED EMPLOYEE PENSION (SEP IRA) PLANS 408(P) SAVINGS INCENTIVE MATCH (SIMPLE IRA)
                         408A ROTH IRA



For purchasers of a 408(b) Individual Retirement Annuity (IRA) Plan, 408(k) Simplified Employee Pension (SEP IRA) Plan, 408(p) Savings Incentive Match (SIMPLE IRA) Plan or a 408A Roth IRA, please review the following:

PART 1.  PROCEDURE FOR REVOKING THE IRA PLAN:

After you establish an IRA Plan with First Ameritas Life Insurance Corp. of New York (the Company), you are able to revoke your IRA within a limited time and receive a full refund of the initial premium paid, if any. The period for revocation will not be less than the legal minimum of seven (7) days following the date your IRA is established with the Company.

To revoke your IRA, you should send a signed and dated written notice to: First Ameritas Life Insurance Corp. of New York, Policyholder Service Department, P.O. Box 82550, Lincoln, NE 68501.

If your IRA contract was delivered to you, the contract should accompany your notice of revocation. Your notice of revocation will be considered mailed on the date of the postmark (or certification or registration, if applicable), if sent by United States mail, properly addressed and by first class postage prepaid.

To obtain further information about the revocation procedure, contact your Company Representative or call 1-800-745-1112.

PART II.  PROVISIONS OF THE IRA LAW:

The Company's OVERTURE ACCLAIM! Variable Annuity (Form 4880), can be used for a Regular IRA, a Rollover IRA, a Spousal IRA Arrangement, a Simplified Employee Pension Plan (SEP IRA), or a salary reduction Simplified Employee Pension Plan (SARSEP), a SIMPLE IRA, or a Roth IRA. A separate policy must be purchased for each individual under each plan. State income tax treatment of IRAs varies, so this disclosure only discusses the federal tax treatment of IRAs. Please discuss state income tax treatment of an IRA with your tax advisor.

While provisions of the IRA law are similar for all such plans, the major differences are set forth under the appropriate topics below.

A.      ELIGIBILITY:

        REGULAR IRA PLAN: Any individual under age 70 1/2 and earning income from personal services, is eligible to establish an IRA Plan, although deductibility of the contributions is determined by adjusted gross income ("AGI") and whether the individual (or the individual's spouse) is an "active participant" in an employer sponsored retirement plan.

        ROLLOVER IRA: This is an IRA plan purchased with your distributions from another IRA (including a SEP IRA, SARSEP or SIMPLE IRA), a Section 401(a) Qualified Retirement Plan, or a Section 403(b) Tax Sheltered Annuity (TSA).

        Amounts transferred as Rollover Contributions are not taxable in the year of distribution (provided the rules for Rollover treatment are satisfied) and may or may not be subject to withholding. Rollover Contributions are not deductible.

        Spousal IRA Arrangement: A Spousal IRA, consisting of a separate contract for each spouse, may be set up provided a joint return is filed, the "nonworking spouse" has less taxable compensation, if any, for the tax year than the working spouse, and is under age 70 1/2 at the end of the tax year.

        Divorced spouses can continue a Spousal IRA or start a Regular IRA based on the standard IRA eligibility rules. All taxable alimony received by the divorced spouse under a decree of divorce or separate maintenance is treated as compensation for purposes of the IRA deduction limit.

        Roth IRAs: A Roth IRA must be designated as such when it is established. Eligibility to contribute or convert to a Roth IRA is subject to income and other limits. Unlike Regular IRAs, if eligible, you may contribute to a Roth IRA even after age 70 1/2.


                                      QD 1
                               IRA/SEP/SIMPLE/ROTH
                               ANNUITY III-P; 6/00

        1. A REGULAR ROTH IRA is a Roth IRA established to receive annual contributions and/or qualified rollover contributions (including IRA conversion contributions) from other Roth IRAs or from other IRAs if permitted by the policy and endorsement.

               Roth IRAs are available beginning in 1998. Unlike Regular IRAs, contributions to a Roth IRA are not deductible for tax purposes. However, any gain accumulated in a Roth IRA may be nontaxable, depending upon how and when withdrawals are made.

        2. A ROTH CONVERSION IRA is a Roth IRA established to receive only rollovers or conversions from non-Roth IRAs made in the same tax year and is limited to such contributions.

        3. SPOUSAL ROTH IRA ARRANGEMENT: Beginning in 1998, a Spousal Roth IRA may be set up for a "non-working" spouse who has less taxable compensation, if any, for the tax year than the "working" spouse, regardless of age, provided the spouses file a joint tax return and subject to the adjusted gross income ("AGI") limits described in PART II, MAXIMUM CONTRIBUTIONS--SPOUSAL ROTH IRA ARRANGEMENT. Divorced spouses can continue a Spousal Roth IRA or start a regular Roth IRA based on standard Roth IRA eligibility rules. Taxable alimony received by the divorced spouse under a decree of divorce or separate maintenance is treated as compensation for purposes of Roth IRA eligibility limits.

               SIMPLIFIED EMPLOYEE PENSION PLAN (SEP IRA): An employee is eligible to participate in a SEP IRA Plan based on eligibility requirements set forth in form 5305-SEP or other plan document provided by the employer.

               SALARY REDUCTION SIMPLIFIED EMPLOYEE PENSION PLAN (SARSEP): An employee is eligible to participate in a SARSEP plan based on eligibility requirements set forth in form 5305A-SEP or the plan document provided by the employer. New SARSEP plans may not be established after December 31, 1996. SARSEPs established prior to January 1, 1997, may continue to receive contributions after 1996, and new employees hired after 1996 are also permitted to participate in such plans.

               SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES OF SMALL EMPLOYERS (SIMPLE IRA):An employee is eligible to participate in a SIMPLE IRA Plan based on eligibility requirements set forth in Form 5304-SIMPLE or other plan document provided by the employer. A SIMPLE IRA must be established as such, thus some policies may not be available for use with a SIMPLE IRA Plan.

B. NONTRANSFERABILITY: You may not transfer, assign or sell your IRA Plan (including a SIMPLE IRA, SEP IRA, SARSEP or Roth IRA) to anyone (except in the case of transfer incident to divorce).

C. NONFORFEITABILITY: The value of your IRA Plan (all types included) belongs to you at all times, without risk of forfeiture.

D. PREMIUM: The annual premium (if applicable) of your IRA Plan or Roth IRA may not exceed the lesser of $2,000, or 100% of compensation for the year (or for Spousal IRAs, or Spousal Roth IRAs, the combined compensation of the spouses reduced by any Roth IRA or deductible IRA contribution made by the "working" spouse). Any premium in excess of or in addition to $2,000 will be permitted only as a "Rollover Contribution" (or "Conversion" contribution to a Roth IRA). Your contribution must be made in cash. For IRAs established under SEP Plans (SEP IRAs), premiums are limited to the lesser of $30,000 or 15% of the first $150,000 of compensation (adjusted for cost of living increases). In addition, if the IRA is under a SARSEP Plan established prior to January 1, 1997, annual premiums made by salary reduction are limited to $7,000 (adjusted for cost of living increases). Premiums under a SIMPLE IRA are limited to permissible levels of annual employee elective contributions (up to $6,000 adjusted for cost of living increases) plus the applicable percentage of employer matching contributions (up to 3% of compensation but not in excess of $6,000, as adjusted) or of employer non-elective contributions (2% of compensation (subject to the cap under Code Section 401(a)(17) as indexed) for each eligible employee).

E.      MAXIMUM CONTRIBUTIONS:

        REGULAR IRA PLAN: In any year that your annuity is maintained under the rules for a Regular IRA Plan, your maximum contribution is limited to 100% of your compensation or $2,000, whichever is less. Further, this is the maximum amount you may contribute to ALL IRAs in a year (including Roth IRAs, but not Education IRAs or employer contributions or salary deferrals made to SEP or SIMPLE IRAs). The amount of permissible contributions to your Regular IRA may or may not be deductible. Whether IRA contributions (other than Rollovers) are deductible depends on whether you (or your spouse, if married) are an active participant in an employer-sponsored retirement plan and whether your adjusted gross income ("AGI") is above the "phase-out level." Beginning for tax years after 1997, you will only be deemed to be an active participant and your deductions for contributions subject to phase-out because of your spouse's participation in an employer- sponsored retirement plan, if your combined adjusted gross income exceeds $150,000. SEE PART III. C., DEDUCTIBLE IRA CONTRIBUTIONS.

                                      QD 2
                               IRA/SEP/SIMPLE/ROTH
                               ANNUITY III-P; 6/00

        ROLLOVER IRA: A Plan to Plan Rollover is a method for accomplishing continued tax deferral on otherwise taxable distributions from certain plans. Rollover contributions are not subject to the contribution limits on Regular IRA contributions, but also are not tax deductible.

        There are two ways to make a rollover to an IRA:

        (1) PARTICIPANT ROLLOVERS are available to participants, surviving spouses or former spouses who receive eligible rollover distributions from 401(a) Qualified Retirement Plans, TSAs or IRAs (including SEPs, SARSEPs, and SIMPLE IRAs). Participant Rollovers are accomplished by contributing part or all of the eligible amounts (which includes amounts withheld for federal income tax purposes) to your new IRA within 60 days following receipt of the distribution. IRA to IRA Rollovers are limited to one per distributing plan per 12 month period, while direct IRA to IRA transfers (where you do not directly receive a distribution) are not subject to this limitation. Distributions from a SIMPLE IRA may not be rolled over or transferred to an IRA (which isn't a SIMPLE IRA) during the 2 year period following the date you first participate in any SIMPLE Plan maintained by your employer.

        (2) DIRECT ROLLOVERS are available to participants, surviving spouses and former spouses who receive eligible rollover distributions from 401(a) Qualified Retirement Plans or TSAs. Direct Rollovers are made by instructing the plan trustee, custodian or issuer to pay the eligible portion of your distribution directly to the trustee, custodian or issuer of the receiving IRA. Direct Rollover amounts are not subject to mandatory federal income tax withholding.

        FOR RULES APPLICABLE TO ROLLOVERS OR TRANSFERS TO ROTH IRAS, SEE THE PARAGRAPHS ON ROTH AND ROTH CONVERSION IRAS, THAT FOLLOW.

Certain distributions are NOT considered to be eligible for Rollover and include: (1) distributions which are part of a series of substantially equal periodic payments (made at least annually) for 10 years or more; (2) distributions attributable to after-tax employee contributions to a 401(a) Qualified Retirement Plan or TSA; (3) required minimum distributions made during or after the year you reach age 70 1/2 or, if later and applicable, the year in which you retire; and (4) amounts in excess of the cash (except for certain loan offset amounts) or in excess of the proceeds from the sale of property distributed. Also, under the Internal Revenue Service Restructuring and Reform Act of 1998 (IRSRRA"98), hardship distributions made from 401(k) or 403(b) plans on or after January 1, 1999, are no longer considered eligible rollover distributions except as otherwise permitted by the Internal Revenue Service. The Internal Revenue Service announced transition relief from this rule for 1999.

At the time of a Rollover, you must irrevocably designate in writing that the transfer is to be treated as a Rollover Contribution. Eligible amounts which are not rolled over are normally taxed as ordinary income in the year of distribution. If a Rollover Contribution is made to an IRA from a Qualified Retirement Plan, you may later be able to roll the value of the IRA into a new employer's plan PROVIDED YOU MAKE NO CONTRIBUTIONS TO THE IRA OTHER THAN FROM THE FIRST EMPLOYER'S PLAN. THIS IS KNOWN AS "CONDUIT IRA," AND YOU SHOULD DESIGNATE YOUR ANNUITY AS SUCH WHEN YOU COMPLETE YOUR APPLICATION.

SPOUSAL IRA ARRANGEMENT: In any year that your annuity is maintained under the rules for a Spousal IRA, the maximum combined contribution to the Spousal IRA and the "working" spouse's IRA for tax years after 1996, is the lesser of 100% of the combined compensation of both spouses which is includable in gross income (reduced by the amount of any contributions to a Roth IRA or the amount allowed as a deduction to the "working" spouse for contribution to his or her own IRA) or $4,000. No more than $2,000 may be contributed to either spouse's IRA.
Whether the contribution is deductible or non-deductible depends on whether either spouse is an "active participant" in an employer-sponsored retirement plan for the year, and whether the adjusted gross income of the couple is above the applicable phase-out level. (SEE PART III. C., DEDUCTIBLE IRA CONTRIBUTIONS).

The contribution limit for divorced spouses is the lesser of $2,000 or the total of the taxpayer's taxable compensation and alimony received for the year. (Married individuals who live apart for the entire year and who file separate tax returns are treated as if they are single when determining the maximum deductible contribution limits).

ROTH IRA: The maximum total annual contribution an individual can make to all IRAs (including Roth IRAs, but not Education, SARSEP or SIMPLE IRAs) is the lesser of $2,000 or 100% of compensation. (This limit does not apply to rollover contributions, which includes amounts converted from a Regular IRA to a Roth
IRA). If an individual contributes to both a Regular IRA and Roth IRA for the same tax year, contributions are treated as first made to the Regular IRA. For Roth IRAs (which are available beginning in the 1998 tax year) this $2,000 limitation is phased out for adjusted gross incomes between $150,000 and $160,000 for joint filers; between $95,000 and $110,000 for single taxpayers; and between $0 and $10,000 for married individuals who file separate tax returns. AGI for this purpose includes any deductible contribution to a Regular IRA, (i.e., the deduction is disregarded) but does not include any amount included in income as a result of a rollover or conversion from a non-Roth IRA to a Roth IRA.


                                      QD 3
                               IRA/SEP/SIMPLE/ROTH
                               ANNUITY III-P; 6/00

Rollovers and transfers may also be made from one Roth IRA to another. Such rollovers or transfers are generally subject to the same timing and frequency rules as apply to Participant Rollovers and transfers from one Regular or Rollover IRA to another. (SEE PART II, MAXIMUM CONTRIBUTIONS: ROLLOVER IRA, ABOVE).

Also, beginning in the 1998 tax year, rollovers or conversions may be made from non-Roth IRAs to a Roth IRA. These contributions can be commingled with regular Roth contributions if your policy permits. To be eligible to make such a conversion or rollover from a non-Roth IRA, the taxpayer's adjusted gross income ("AGI") for the taxable year cannot exceed $100,000 (joint or individual) and he or she must NOT be married filing a separate tax return (unless the taxpayer lives apart from his of her spouse at all times during the year). A rollover from a non-Roth IRA to a Roth IRA does not count toward the limit of one rollover per IRA in any 12-month period under the normal IRA rollover rules. Also, eligible rollover distributions received by you or your spouse from a qualified plan other than an IRA, may not be directly rolled over to a Roth IRA. However, you may be able to roll such a distribution over to a non-Roth IRA, then convert that IRA to a Roth IRA. Also if you are eligible to make a conversion, you may transfer amounts from most non-Roth IRAs (other than Education IRAs). Conversion of an individual's SIMPLE IRA is only permitted after expiration of the 2-year period which begins on the date the individual first participated in any SIMPLE IRA Plan of the employer. Once an amount in a SIMPLE IRA or SEP has been converted to a Roth IRA, it is treated as a Roth IRA contribution for all purposes. Future contributions under the SEP or SIMPLE Plan may not be made to the Roth IRA. AGI for the purpose of determining eligibility to convert to a Roth IRA does not include any amount included in income as a result of a rollover or conversion from a non-Roth IRA to a Roth IRA, but does include the amount of any deductible contribution made to a Regular IRA for the tax year. In addition, for tax years beginning before January 1, 2005, required minimum distributions from an IRA are included in AGI for purposes of determining eligibility for conversion to a Roth IRA. However, for tax years beginning after December 31, 2004, required minimum distributions from an IRA will not be included in AGI (solely for purposes of determining the $100,000 AGI limit on conversions).

ROTH CONVERSION IRA: A Roth Conversion IRA is a Roth IRA that only accepts IRA conversion contributions made during the same tax year. You should not designate your policy as a Roth Conversion IRA if you wish to make both regular Roth and Conversion contributions to the policy.

SPOUSAL ROTH IRA ARRANGEMENT: Beginning in the 1998 tax year, if the "non-working" spouse's compensation is less than $2,000, the spouses file a joint tax return, and their combined AGI (unreduced by any deductible IRA contribution made for the year, but not including any amounts includable in income as a result of a conversion to a Roth IRA) is $150,000 or below, a contribution of up to $2,000 may be made to a separate Spousal Roth IRA in the name of the "non-working" spouse. The $2,000 limit is phased out proportionately between $150,000 and $160,000 of AGI (modified as described above). Spouses are not required to make equal contributions to both Roth IRAs; however no more than $2,000 may be contributed to the "working" or "non-working" spouse's Roth IRA for any year, and the total amount contributed annually to all IRAs (including both Roth and Regular IRAs, but not Education, SARSEP, or SIMPLE IRAs) for both spouses cannot exceed $4,000. If the combined compensation of both spouses (reduced by any deductible IRA or non-deductible Roth contributions made for the "working" spouse) is less than $4,000, the total contribution for all IRAs is limited to the total amount of the spouses' combined compensation. These limits do not apply to rollover contributions.

For divorced spouses, the contribution limit to a Roth IRA is the lesser of $2,000 or the total of the taxpayer's compensation and alimony received for the year, subject to the applicable phase-out limits for eligibility to make contributions to a Roth IRA. (Married individuals who live apart for the entire year and who file separate tax returns are treated as if they are single when determining the maximum contribution they are eligible to make in a Roth IRA).

SEP IRA PLAN: In any year that your annuity is maintained under the rules for a SEP Plan, the employer's maximum contribution is the lesser of $30,000 or 15% of your first $150,000 of compensation (adjusted for cost-of-living increases) or as changed under Section 415 of the Code. You may also be able to make contributions to your SEP IRA the same as you do to a Regular IRA; however, you will be considered an "active participant" for purposes of determining your deduction limit. In addition to the above limits, if your annuity is maintained under the rules for a SARSEP, the maximum amount of employee pre-tax contributions which can be made is $7,000 (adjusted for cost of living increases). After December 31, 1996, new SARSEP plans may not be established. Employees may, however, continue to make salary reductions to a SARSEP plan established prior to January 1, 1997. In addition, employees hired after December 31, 1996 may participate in SARSEP plans established by their employers prior to 1997.

SIMPLE IRA: Contributions to a SIMPLE IRA may not exceed the permissible amounts of employee elective contributions and required employer matching contributions or non-elective contributions. Annual employee elective contributions must be expressed as a percentage of compensation and may not exceed $6,000 (adjusted for cost of living increases). If an employer elects a matching contribution formula, it is generally required to match employee contributions dollar for dollar up to 3% of the employee's compensation for the year (but not in excess of $6,000 as adjusted for cost-of-living adjustments). An employer may elect a lower percentage match (but not below 1%) for a year, provided certain notice requirements are satisfied and the employer's election will not result in the matching percentage being lower than 3% in more than 2 of the 5 years in the 5-year period ending with that calendar year. Alternatively, an employer may elect to make non-elective contributions of 2% of

                                      QD 4
                               IRA/SEP/SIMPLE/ROTH
                               ANNUITY III-P; 6/00
compensation for all employees eligible to participate in the plan who have at least $5,000 in compensation for the year. The employer must notify employees of this election within specified time frames in advance of the plan year or election period. "Compensation" for purposes of the 2% non-elective contribution option may not exceed the limit on compensation under Code Section 401(a)(17) ($150,000, adjusted for cost of living increases).

F. DISTRIBUTIONS:

1.      NON-ROTH IRA MINIMUM DISTRIBUTION REQUIREMENTS:

        Payments to you from your IRA Plan (other than a Roth IRA) must begin no later than the April 1 following the close of the calendar year in which you attain age 70 1/2, the Required Beginning Date (RBD). If you have not already withdrawn your entire balance by this date, you may elect to receive the entire value of your IRA Plan on or before the RBD in one lump sum; or arrange for an income to be paid over your lifetime, your expected lifetime, or over the lifetimes or expected lifetimes of you and your designated beneficiary. UNDER A ROTH IRA, YOU ARE NOT REQUIRED TO TAKE DISTRIBUTIONS WHILE YOU ARE LIVING, EVEN AFTER YOU REACH AGE 70 1/2.

        RATE OF DISTRIBUTION: If you arrange for the value of your IRA Plan (other than a Roth IRA) to be paid to you as retirement income rather than as one lump sum, then you must abide by IRS rules governing how quickly the value of your IRA plan must be paid out to you. Generally, it is acceptable to have an insurance company annuity pay income to you for as long as you live, or for as long as you and your beneficiary live.

        Once you reach your RBD, you must withdraw at least a minimum amount each year or be subject to a 50% non-deductible excise tax on the difference between the minimum required distribution and the amount distributed. To determine the required minimum distribution for your first "required distribution year" (assuming an annuity payout has not been elected) divide your entire interest (subject to certain adjustments) in your IRA (generally as of December 31 of the calendar year immediately preceding your age 70 1/2 year) by your life expectancy or the joint life expectancies of you and your designated beneficiary. For subsequent required distribution calendar years, the applicable life expectancy(ies) will be applied to your IRA account balance as of December 31 of the calendar year immediately preceding the distribution calendar year (subject to adjustments). Your single or joint life expectancy is determined by using IRS life expectancy tables. See IRS Publications 575 and 590.

        Your life expectancy (and that of your spousal beneficiary, if applicable) will be recalculated annually, unless you irrevocably elect otherwise by the time distributions are required to begin. With the recalculation method, if a person whose life expectancy is being recalculated dies, his or her life expectancy will be zero in all subsequent years. The life expectancy of a non-spouse beneficiary cannot be recalculated. Where life expectancy is not recalculated, it is reduced by one year for each year after your 70 1/2 year to determine the applicable remaining life expectancy. Also, if your benefit is payable in the form of a joint and survivor annuity, a larger minimum distribution amount may be required during your lifetime under IRS regulations, unless your spouse is the designated beneficiary. If your designated beneficiary is not your spouse, the designated beneficiary's age will be deemed to be no more than ten (10) years younger than you when determining life expectancy for required payouts. However, under current I.R.S. proposed regulations, this rule only applies while you are living and life expectancy of your beneficiary after your death can be determined without regard to this rule.

        NON-ROTH IRA MINIMUM DISTRIBUTION REQUIREMENTS AFTER DEATH. If you die after the RBD, amounts undistributed at your death must be distributed at least as rapidly as under the method being used to determine distributions at the time of your death. If you die before the RBD, your entire interest must generally be distributed by the end of the calendar year which contains the fifth anniversary of your death (the "five year payout rule"). However, if a beneficiary is designated, the beneficiary may elect to receive distributions over his or her life expectancy if the beneficiary so elects by December 31 of the year following the year of your death. If the beneficiary fails to make an election, the entire benefit will be paid to the beneficiary under the "five year payout rule". Also, if the designated beneficiary is your spouse, the life annuity distribution must begin by the later of December 31 of the calendar year following the calendar year of your death or December 31 of the year in which you would have attained age 70 1/2. If your designated beneficiary is not your spouse, life annuity distributions must begin by December 31 of the year following your death. A surviving spouse may in the alternative elect to treat the policy as his or her own IRA. This election may be expressly made or will be deemed made if the spouse makes a regular IRA contribution to the policy, makes a rollover to or from the IRA, or fails to elect minimum distributions as described above.

2.      ROTH IRA DISTRIBUTION REQUIREMENTS:

        ROTH IRA MINIMUM DISTRIBUTION REQUIREMENTS WHILE YOU ARE LIVING. As long as you are alive, you are not required to take distributions from a Roth IRA, even after you reach age 70 1/2.

        ROTH IRA MINIMUM DISTRIBUTION REQUIREMENTS AFTER YOUR DEATH. Minimum distribution requirements apply to Roth IRAs only after you die. If you die after you have reached your Annuity Date, and have begun to receive distributions under an annuity option (not including an interest only option), the remaining portion of your policy

                                      QD 5
                               IRA/SEP/SIMPLE/ROTH
                               ANNUITY III-P; 6/00
        interests will continue to be distributed to your designated beneficiary according to the terms of the elected options, (provided that method satisfies the requirements of Code Section 408(b)(3), as modified by Code Section 408A(c)(5)).

        If you die before you have elected an annuity option or before distribution of your entire interest in the policy has been made or begun, your entire interest in your Roth IRA generally must be distributed by the end of the calendar year which contains the fifth anniversary of your death (the "five year payout rule"). However, if there is a designated beneficiary, he or she may elect to receive distributions over a period not longer than his or her life expectancy provided the election is made and distributions commence by December 31 of the calendar year following the calendar year of your death. If the beneficiary does not make this election, the entire benefit will be paid to him or her under the "five year payout rule". If your designated beneficiary is your surviving spouse, he or she may elect to delay distributions until the later of the end of the calendar year following the year in which you died or the end of the year in which you would have reach age 70 1/2. If your sole designated beneficiary is your surviving spouse, he or she may elect to treat the policy as his or her own Roth IRA by making an express election to do so, by making a regular Roth IRA contribution or rollover contribution (as applicable or as permissible) to the policy, or by failing to elect minimum distributions under the "five year payout rule" or the life annuity options discussed above.

        Life expectancies will be determined by using IRS life expectancy tables. A surviving spouse's life expectancy will be recalculated annually, unless he or she irrevocably elects otherwise. Non-spousal beneficiary life expectancies will be determined using the beneficiary's attained age in the calendar year distributions are required to begin and reducing life expectancy by one for each year thereafter.

3.      TAKING REQUIRED MINIMUM DISTRIBUTIONS FROM ONE IRA:

        AGGREGATING MINIMUM DISTRIBUTIONS: If you are required to take minimum distributions from more than one IRA (either as owner of one or more Regular IRAs and/or as a beneficiary of one or more decedent's Roth IRAs or Regular IRAs), you may not have to take a minimum distribution from each IRA. (Regular and Roth IRAs are treated as different types of IRAs, so minimum distributions from a Roth IRA will not satisfy the minimum distributions required from a Regular IRA). Instead, you may be able to calculate the minimum distribution amount required for each IRA (considered to be of the same type) separately, add the relevant amounts and take the total required amount from one IRA or Roth IRA (as applicable). However, an individual required to receive minimum distributions as a beneficiary under a Roth IRA can only satisfy the minimum distributions for one Roth IRA by receiving distributions from another Roth IRA if the Roth IRAs were inherited from the same decedent. Because of these requirements, the Company cannot monitor the required distribution amounts from the Company's IRAs. Please check with your tax advisor to verify that you are receiving the proper amount from all of your IRAs.

PART III. RESTRICTIONS AND TAX CONSIDERATIONS:

A. TIMING OF CONTRIBUTIONS: Once you establish an IRA, (including a Roth or Spousal Roth IRA) contributions must be made by the due date, not including extensions, for filing your tax return. (Participant Rollovers must be made within 60 days of your receipt of the distribution.) A CONTRIBUTION MADE BETWEEN JANUARY 1 AND THE FILING DUE DATE FOR YOUR RETURN, MUST BE SUBMITTED WITH WRITTEN DIRECTION THAT IT IS BEING MADE FOR THE PRIOR TAX YEAR OR IT WILL BE TREATED AS MADE FOR THE CURRENT TAX YEAR. SEP IRA contributions must be made by the due date of the Employer's tax return (including extensions). SIMPLE IRA contributions, if permitted, must be made by the tax return due date for the employer (including extensions) for the year for which the contribution is made. Note, an employer is required to make SIMPLE plan contributions attributable to employee elective contributions as soon as it is administratively feasible to segregate these contributions from the employer's general assets, but in no event later than the 30th day of the month following the month in which the amounts would have otherwise been payable to the employee in cash.

B. TIMING OF ROTH IRA CONVERSIONS: Conversions from a non-Roth IRA to a Roth IRA for a particular tax year, MUST BE INITIATED SO THAT THE DISTRIBUTION OR TRANSFER FROM THE NON-ROTH IRA IS MADE BY DECEMBER 31 OF THAT YEAR. YOU DO NOT HAVE UNTIL THE DUE DATE OF YOUR TAX RETURN FOR A YEAR TO CONVERT A REGULAR IRA TO A ROTH IRA FOR THAT TAX YEAR. For example, if you wish to convert a Regular IRA to a Roth IRA in 2000, the conversion and transfer must be made by December 31, 2000, even though your tax return for 2000 may not be due until April 15, 2001.

C. DEDUCTIBLE IRA CONTRIBUTIONS: The amount of permissible contributions to your Regular IRA may or may not be deductible. If you or your spouse are not active participants in an employer sponsored retirement plan, any permissible contribution you make to your IRA will be deductible. If you or your spouse are an active participant in an employer-sponsored retirement plan, the size of your deduction if any, will depend on your combined adjusted gross income (AGI).

        If you are not an active participant in an employer sponsored plan, but your spouse is an active participant, you may take a full deduction for your IRA contribution (other than to a Roth IRA) if your AGI is below $150,000; if you are not an active participant but your spouse is, the maximum deductible contribution for you is phased out at AGIs between $150,000 and $160,000.


                                      QD 6
                               IRA/SEP/SIMPLE/ROTH
                               ANNUITY III-P; 6/00

     If you are an active participant in an employer sponsored requirement plan you may make deductible contributions if your AGI is below a threshold level of income. For single taxpayers and married taxpayers (who are filing jointly and are both active participants) the available deduction is reduced proportionately over a phaseout range. If you are married and an active participant in an employer retirement plan, but file a separate tax return from your spouse, your deduction is phased out between $0 and $10,000 of AGI.

     If your AGI is not above the maximum applicable phase out level, a minimum contribution of $200 is permitted regardless of whether the phase out rules provide for a lesser amount.

     Active participants with income above the phaseout range are not entitled to an IRA deduction. Due to changes made by the Taxpayer Relief Act of 1997, the phaseout limits are scheduled to increase as follows:

                     MARRIED FILING JOINTLY             SINGLE/HEAD OF HOUSEHOLD
         YEAR                  AGI                                 AGI
         ----

          1998................$50,000 - $  60,000.............$30,000 - $40,000
          1999................$51,000 - $  61,000.............$31,000 - $41,000
          2000................$52,000 - $  62,000.............$32,000 - $42,000
          2001................$53,000 - $  63,000.............$33,000 - $43,000
          2002................$54,000 - $  64,000.............$34,000 - $44,000
          2003................$60,000 - $  70,000.............$40,000 - $50,000
          2004................$65,000 - $  75,000.............$45,000 - $55,000
          2005................$70,000 - $  80,000.............$50,000 - $60,000
          2006................$75,000 - $  85,000.............$50,000 - $60,000
          2007 and thereafter.$80,000 - $ 100,000.............$50,000 - $60,000

     You can elect to treat deductible contributions as non-deductible. SEP IRA, SARSEP, SIMPLE IRA and Roth IRA contributions are not deductible by you.

     Remember, except for rollovers, conversions or transfers, the maximum amount you may contribute to all IRAs (including Roth and Regular IRAs, but not Education IRAs) for a calendar year is $2,000 or 100% of compensation, whichever is less.

D. NON-DEDUCTIBLE REGULAR IRA CONTRIBUTIONS: It is possible for you to make non-deductible contributions to your Regular IRA (not including SIMPLE
     IRAs) even if you are not eligible to make deductible contributions to a Regular IRA or non-deductible contributions to a Roth IRA for the year. The amount of non-deductible contributions you can make depends on the amount of deductible contributions you make. The sum of your non-deductible and deductible contributions for a year may not exceed the lesser of (1) $2,000 ($4,000 combined when a Spousal IRA is also involved), or (2) 100% of your compensation (or, if a Spousal IRA is involved, 100% of you and your spouse's combined compensation, reduced by the amount of any deductible IRA contribution and non-deductible Roth IRA contribution made by the "working" spouse). For plan years beginning on or after January 1, 1998, the sum of your annual non-deductible (including Roth IRA) and deductible contributions, other than when combined with a Spousal IRA or Spousal Roth IRA, may not exceed $2,000. IF YOU WISH TO MAKE A NON-DEDUCTIBLE CONTRIBUTION, YOU MUST REPORT THIS ON YOUR TAX RETURN BY FILING FORM 8606 (NON-DEDUCTIBLE IRA). REMEMBER, YOU ARE REQUIRED TO KEEP TRACK OF YOUR NON-DEDUCTIBLE CONTRIBUTIONS AS THE COMPANY DOES NOT KEEP A RECORD OF THESE FOR YOU. THIS INFORMATION WILL BE NECESSARY TO DOCUMENT THAT THE CONTRIBUTIONS WERE MADE ON A NON-DEDUCTIBLE BASIS AND THEREFORE, ARE NOT TAXABLE UPON DISTRIBUTION.

E. EFFECTS OF CONVERSION OF REGULAR IRA TO ROTH IRA: If you convert all or part of a non-Roth IRA to a Roth IRA, the amount converted from the non-Roth IRA will be taxable as if it had been distributed to you in the year of distribution or transfer from the non-Roth IRA. If you made non-deductible contributions to any Regular IRA, part of the amount taken out of a Regular IRA for conversion will be taxable and part will be non-taxable. (Use IRS Form 8606 to determine how much of the withdrawal from your Regular IRA is taxable and how much is non-taxable). The taxable portion of the amount converted is includable in your income for the year of conversion. However, if the conversion takes place in 1998, or if the conversion amount is distributed in 1998 and contributed to a Roth IRA within 60 days of your receipt of the distribution, one quarter of the taxable amount will be includable in your income in 1998 and in each of the next three tax years. However, an individual who makes a conversion prior to January 1, 1999, can elect to include the full taxable conversion amount in income for 1998. This election is made on IRS Form 8606 by the individual and cannot be made or changed after the due date (including extensions) for filing the 1998 Federal income tax return. If a taxpayer dies before the end of the 4-year spread, the taxable portion of the conversion amount which has not been included in income will generally be taxable in the year of the taxpayer's death. However, if the sole beneficiary of the Roth IRA is the surviving spouse, he or she can elect to continue the 4-year spread. In addition, if the 4-year spread rule is utilized for 1998 conversions, any distributions of amounts subject to the 4-year spread occurring before 2001, will require acceleration of income inclusion as explained in the section which follows on TAXABILITY OF ROTH IRA DISTRIBUTIONS. (SEE PART III. J.) Amounts properly converted from a non-Roth IRA to a Roth IRA are generally not subject to the 10% early withdrawal penalty. However, if you make a conversion to a Roth IRA, but keep part of the money for any reason, that amount will be

                                      QD 7
                               IRA/SEP/SIMPLE/ROTH
                               ANNUITY III-P; 6/00
     taxable in the year distributed from the non-Roth IRA and the taxable portion may be subject to the 10% early withdrawal penalty. In addition, under 1998 technical corrections, if an amount allocable to a conversion contribution is distributed from the Roth IRA during the 5-year period (beginning with the first day of the individual's taxable year in which the conversion contribution was made), it will be subject to a 10-percent premature distribution penalty tax (but only to the extent the conversion amount distributed was includable in gross income as a result of the conversion).

     You should consult with your tax advisor to ensure that you receive the tax benefits you desire before you contribute to a Roth IRA, convert to a Roth IRA or take distributions from a Roth IRA. IT WILL ALSO BE IMPORTANT FOR YOU TO KEEP TRACK OF AND REPORT ANY REGULAR OR CONVERSION CONTRIBUTIONS YOU MAKE TO YOUR ROTH IRAS AS REQUIRED BY THE IRS. CONVERSION CONTRIBUTIONS, RECHARACTERIZATIONS OF CONVERSIONS AND DISTRIBUTIONS FROM A ROTH IRA MUST BE REPORTED ON IRS FORM 8606.

F. RECHARACTERIZATION OF IRA AND ROTH IRA CONTRIBUTIONS: IRA owners are permitted, beginning in 1998, to treat a contribution made to one type of IRA as made to a different type of IRA for a taxable year in a process known as "recharacterization". A recharacterization is accomplished by an individual who has made a contribution to an IRA of one type for a taxable year, electing to treat the contribution as having been made to a second IRA of a different type for the taxable year. To accomplish the recharacterization, a trustee-to-trustee transfer from the first IRA to the second IRA must be made on or before the due date (including extensions) for filing the individual's Federal income tax return for the taxable year for which the contribution was made to the first IRA. HOWEVER, IN ANNOUNCEMENT 99-104, THE IRS HAS INDICATED THAT A CALENDAR YEAR TAXPAYER THAT HAS TIMELY FILED HIS 1998 FEDERAL INCOME TAX RETURN, CAN ELECT TO RECHARACTERIZE A 1998 IRA CONTRIBUTION, INCLUDING A ROTH IRA CONVERSION, PROVIDED APPROPRIATE CORRECTIVE ACTION IS TAKEN BY DECEMBER 31, 1999. FOR THE 1999 TAX YEAR, THE DEADLINE IS CURRENTLY OCTOBER 16, 2000 (SEE FORM 8606 INSTRUCTIONS). APPROPRIATE CORRECTIVE ACTION MAY INCLUDE NOTIFYING THE TRUSTEE OR ISSUER; HAVING THE TRUSTEE OR ISSUER ACTUALLY MAKING THE TRANSFER OR ACCOUNT REDESIGNATION; AND FILING AN AMENDED 1998 OR 1999, AS APPROPRIATE, FEDERAL INCOME TAX RETURN TO REFLECT THE RECHARACTERIZATION. FOR 1998, THE CORRECTED RETURN MUST BE FILED BY APRIL 15, 2000. Any net income attributable to the recharacterized contribution must also be transferred to the second IRA. Once the transfer is made, the election is irrevocable. The effect of recharacterizing a contribution is that it is treated as having been originally contributed to the second IRA on the same date and (in the case of a regular contribution) for the same taxable year that the contribution was made to the first IRA. If you elect to recharacterize a contribution, you must report the recharacterization and treat the contribution as having been made to the second IRA, instead of the first, on your Federal income tax return.

     Examples of where a recharacterization election might be useful or desired include: where an individual discovers he was ineligible to convert a regular IRA to a Roth IRA because his adjusted gross income exceeded $100,000; amounts were erroneously rolled over from a traditional IRA to a SIMPLE IRA; or an individual decides after he has made a contribution to a regular IRA for a tax year that he is eligible for and prefers to contribute to a Roth IRA, or vice versa. Recharacterizations are not permitted where a deduction has been taken for the contribution to the first IRA; the contribution to the first IRA was the result of a tax-free transfer or; the original contribution was an employer contribution to a SIMPLE or SEP IRA.

     RECONVERSION RULES:

     Also, the IRS has issued guidance that indicates amounts recharacterized from a conversion Roth IRA to a Regular IRA, may be "reconverted" to a Roth IRA one time in 1998 after November 1, 1998; and one time in 1999. For purposes of the rule applicable in 1998 and 1999, the IRA owner is not treated as having previously converted an amount if the conversion failed because he or she was ineligible to convert because of his or her AGI or tax filing status. Also, under the 1998-1999 rule, any reconversion that violates the "one reconversion" rule, is treated as an "excess reconversion" rather than a "failed conversion". In other words, with an "excess reconversion" the Roth IRA owner is still treated as having made a conversion to a Roth IRA, but the "excess reconversion" and the last preceding recharacterization are disregarded in determining the owner's taxable conversion amount (which is based on the last reconversion that was not an "excess reconversion").

     For taxable years after 1999, if you convert a non-Roth IRA to a Roth IRA and then recharacterize it back to a non-Roth IRA, you are not permitted by IRS rules to reconvert the amount from the non-Roth IRA back to a Roth IRA before the beginning of the taxable year following the taxable year in which the amount was converted to a Roth IRA or, if later, the end of the 30-day period beginning on the day on which you recharacterized the Roth IRA to a non-Roth IRA. This rule will apply even if you were not eligible to make the original conversion because of your AGI or tax filing status. If you attempt a reconversion prior to the time permitted, it will be treated as a "failed conversion". The remedy for a failed conversion is recharacterization to a non-Roth IRA. If the failed conversion is not corrected, it will be treated as a regular contribution to a Roth IRA and thus, may be an excess contribution subject to a 6% excise tax for each tax year it remains in the Roth IRA to the extent it exceeds the maximum regular Roth IRA contribution permitted for the tax year. (SEE PART III. G., EXCESS CONTRIBUTIONS, BELOW). Also, the failed conversion will be subject to the 10% premature distribution penalty tax, unless corrected or an exception to that tax applies. CONSULT WITH YOUR TAX ADVISOR BEFORE ATTEMPTING A "RECONVERSION".


                                      QD 8
                               IRA/SEP/SIMPLE/ROTH
                               ANNUITY III-P; 6/00

G. EXCESS CONTRIBUTIONS: There is a 6% IRS penalty tax on IRA contributions made in excess of permissible contribution limits. However, excess contributions made in one year may be applied against the contribution limits in a later year if the contributions in the later year are less than the limit. This penalty tax can be avoided if the excess amount, together with any earnings on it, is returned to you before the due date of your tax return for the year for which the excess amount was contributed. Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution penalty tax (SEE PART III, PREMATURE IRA DISTRIBUTIONS). The 6% excess contribution penalty tax will apply to each year the excess amount remains in the IRA Plan, until it is removed either by having it returned to you or by making a reduced contribution in a subsequent year. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction). If a taxpayer transfers amounts contributed for a tax year to a Regular IRA (and any earnings allocated to such amounts) to a Roth IRA by the due date for filing the return for such tax year (including extensions), the amounts are not included in the taxpayer's gross income to the extent that no deduction was allowed for the contribution (SEE PART
     III. F. RECHARACTERIZATION OF IRA AND ROTH IRA CONTRIBUTIONS ABOVE).

     EXCESS CONTRIBUTIONS TO A ROTH IRA: If you are ineligible and convert a Regular IRA to a Roth IRA, all or a part of the amount you convert may be an excess contribution. (Examples may include conversions made when your Roth AGI exceeds $100,000 or because you fail to timely make the rollover contribution from the Regular IRA to the Roth IRA). In tax years after 1999, you may also have an excess contribution if your conversion is a "failed conversion" that is not timely corrected. You will have an excess contribution if the ineligible amounts you convert and the contributions you make to all your IRAs for the tax year exceed your IRA contribution limits for the year. To avoid the 6% excise tax on excess contributions, you must withdraw the excess contributions plus earnings before the due date of your tax return (plus extensions) or recharacterize the contribution, if permitted (SEE PART III. F. RECHARACTERIZATION OF IRA AND ROTH IRA CONTRIBUTIONS ABOVE).

H. LOANS AND PROHIBITED TRANSACTIONS: You may not borrow from your IRA Plan (including Roth IRAs) or pledge it as security for a loan. A loan would disqualify your entire IRA Plan, and its full value (or taxable portions of your Roth IRA or non-deductible Regular IRA) would be includable in your taxable income in the year of violation. This amount would also be subject to the 10% penalty tax on premature distributions. Your IRA Plan will similarly be disqualified if you or your beneficiary engage in any transaction prohibited by Section 4975 of the Internal Revenue Code. A pledge of your IRA as security for a loan will cause a constructive distribution of the portion pledged and also be subject to the 10% penalty tax.

I. TAXABILITY OF REGULAR IRA DISTRIBUTIONS: Any cash distribution from your IRA Plan, other than a Roth IRA, is normally taxable as ordinary income. All IRAs of an individual are treated as one contract. All distributions during a taxable year are treated as one distribution; and the value of the contract, income on the contract, and investment in the contract is computed as of the close of the calendar year with or within which the taxable year ends. If an individual withdraws an amount from an IRA during a taxable year and the individual has previously made both deductible and non-deductible IRA contributions, the amount excludable from income for the taxable year is the portion of the amount withdrawn which bears the same ratio to the amount withdrawn for the taxable year as the individual's aggregate non-deductible IRA contributions bear to the balance of all IRAs of the individual.

J. TAXABILITY OF ROTH IRA DISTRIBUTIONS: "Qualified distributions" from a Roth IRA are not included in the taxpayer's gross income and are not subject to the additional ten percent (10%) early withdrawal penalty tax. To be a "qualified distribution," the distribution must satisfy a five-year holding period and meet one of the following four requirements: (1) be made on or after the date on which the individual attains age 591/2; (2) be made to a beneficiary or the individual's estate on or after the individual's death;
     (3) be attributable to the individual being disabled; or (4) be a distribution to pay for a "qualified" first-time home purchase (up to a lifetime limit of $10,000). The five-year holding period for escaping inclusion in income begins with the first day of the tax year in which any contribution (including a conversion from a Regular IRA) is made to a Roth IRA of the taxpayer. If the Roth IRA owner dies, this 5-taxable-year period is not redetermined for the Roth IRA while it is held in the name of a beneficiary or a surviving spouse who treats the decedent's Roth IRA as his or her own. However, a surviving spouse who treats the Roth IRA as his or her own, must receive any distributions as coming from the surviving spouse's own Roth IRA, thus it cannot be treated as being received by a beneficiary on or after the owner's death for purposes of determining whether the distribution is a "qualified distribution".

     If a distribution from a Roth IRA is not a "qualified distribution" and it includes amounts allocable to earnings, the earnings distributed are includable in taxable income and may be subject to the 10% premature distribution penalty if the taxpayer is under age 59 1/2. Also, the 10% premature distribution penalty tax may apply to conversion amounts distributed even though they are not includable in income, if the distribution is made within the 5-taxable-year period beginning on the first day of the individual's taxable year in which the conversion contribution was made. Only the portion of the conversion includable in income as a result of the conversion would be subject to the penalty tax under this rule. The 5-taxable-year period for this purpose is determined separately for each conversion contribution and may not be the same as the 5-taxable-year period used to determine whether a distribution from a Roth IRA is a "qualified distribution" or not. FOR THIS REASON IT IS IMPORTANT THAT YOU KEEP TRACK OF WHEN YOUR CONVERSION CONTRIBUTIONS ARE MADE TO YOUR ROTH IRA. (SEE PART III. L., PREMATURE IRA DISTRIBUTIONS).

                                      QD 9
                               IRA/SEP/SIMPLE/ROTH
                               ANNUITY III-P; 6/00

     Unlike Regular IRAs, distributions from Roth IRAs come first from regular contributions, then converted amounts on a first-in first-out basis, and last from earnings. Any distributions made before 2001 which are attributable to 1998 conversion contributions for which the 4-year income-tax spread is being utilized, will result in an acceleration of taxable income in the year of distribution up to the amount of the distribution allocable to the 1998 conversion. This amount is in addition to the amount otherwise includable in gross income for that taxable year as a result of the conversion, but not in excess of the amount required to be included over the 4-year period. This tax treatment would likewise apply in the case of distributions made by a surviving spouse who elects to continue the 4-year spread on death of the original owner of the Roth IRA. Generally, all Roth IRAs (both regular Roth IRAs and Roth Conversion IRAs) must be treated as one for purposes of determining the taxation of distributions. However, if a Roth IRA is held by an individual as beneficiary of a deceased Roth IRA owner, the 5-taxable-year period used to determine whether distributions are qualified or not is determined independently of the 5-year-taxable period for the beneficiary's own Roth IRAs. However, if a surviving spouse elects to treat the Roth IRA as his or her own, the 5-year-taxable period for all of the surviving spouse's Roth IRAs is the earlier of the end of either the 5-taxable-year period for the decedent or that applicable to the surviving spouse's own Roth IRAs.

     THE RULES FOR TAXING NON-QUALIFIED DISTRIBUTIONS AND PREMATURE DISTRIBUTIONS OF CONVERSION AMOUNTS FROM A ROTH IRA ARE COMPLEX. TO ENSURE THAT YOU RECEIVE THE TAX RESULT YOU DESIRE, YOU SHOULD CONSULT WITH YOUR TAX ADVISOR BEFORE TAKING A DISTRIBUTION FROM A ROTH IRA.

K. LUMP SUM DISTRIBUTION: If you decide to receive the entire value of your IRA Plan in one lump sum, the full amount is taxable when received (except as to non-deductible contributions to a Regular IRA or to a Roth IRA, or "qualified distributions" from a Roth IRA), and is not eligible for the special 5 or 10 year averaging tax rules under Code Section 402 on lump sum distributions which may be available for other types of Qualified Retirement Plans.

L. PREMATURE IRA DISTRIBUTIONS: There is a 10% penalty tax on taxable amounts distributed from your IRA (including the taxable portion of any non-qualified distributions from a Roth IRA, or if you receive a distribution of conversion amounts within the five-year period beginning with the year of the conversion, any amounts distributed that were originally taxable as a result of the conversion) prior to the attainment of age 591/2, except for: (1) distributions made to a beneficiary on or after the owner's death; (2) distributions attributable to the owner's being disabled as defined in Code Section 72(m)(7); (3) distributions that are part of a series of substantially equal periodic payments (made at least annually) for the life of the annuitant or the joint lives of the annuitant and his or her beneficiary; (4) distributions made on or after January 1, 1997 for medical expenses which exceed 7.5% of the annuitant's adjusted gross income; (5) distributions made on or after January 1, 1997, to purchase health insurance for the individual and/or his or her spouse and dependents if he or she: (a) has received unemployment compensation for 12 consecutive weeks or more; (b) the distributions are made during the tax year that the unemployment compensation is paid or the following tax year; and (c) the individual has not been re-employed for 60 days or more; (6) distributions made on or after January 1, 1998 for certain qualified higher education expenses of the taxpayer, the taxpayer's spouse, or any child or grandchild of the taxpayer or the taxpayer's spouse; or (7) qualified first-time home buyer distributions made on or after January 1, 1998 (up to a lifetime maximum of $10,000) used within 120 days of withdrawal to buy, build or rebuild a first home that is the principal residence of the individual, his or her spouse, or any child, grandchild, or ancestor of the individual or spouse. Generally, the part of a distribution attributable to non-deductible contributions is not includable in income and is not subject to the 10% penalty. (BUT SEE ROTH IRA EXCEPTIONS BELOW). Also, beginning January 1, 2000, distributions to satisfy a levy issued by the IRS will also be exempt from the 10% penalty tax.

     Distributions from a SIMPLE Plan during the two-year period beginning on the date the employee first participated in the employer's SIMPLE Plan will be subject to a 25% (rather than 10%) premature distribution penalty tax.

     Distributions from a Roth IRA made before the expiration of the applicable 5 year holding period (SEE TAXABILITY OF ROTH IRA DISTRIBUTIONS) are not treated as qualified distributions and are subject to the 10% penalty tax to the extent they are includable in taxable income. In addition, any conversion amounts distributed within the five-year period beginning with the year in which the conversion occurred, are subject to the 10% penalty tax even if the distribution is not currently taxable as income, unless one of the above mentioned exceptions to the penalty tax applies. The penalty tax will only apply to the amount of the conversion that was includable in income as a result of the conversion (i.e., it will not apply to non-deductible contributions that were converted from the Regular IRA).

M. MINIMUM REQUIRED DISTRIBUTIONS: SEE PART II. F.1. AND F.2., NON-ROTH IRA MINIMUM DISTRIBUTION REQUIREMENTS AND ROTH IRA MINIMUM DISTRIBUTION
     REQUIREMENTS. If a minimum distribution is not made from your IRA (including a Roth IRA) for a tax year in which it is required, the excess, in any taxable year, of the amount that should have been distributed over the amount that was actually distributed is subject to an excise tax of 50%.

N. GIFT AND ESTATE TAX CONSEQUENCES: The designation of a beneficiary to receive funds from a Regular or a Roth IRA is not considered a transfer subject to federal gift taxes. However, funds remaining in your IRA (Regular or Roth) at the time of your death are includable in your federal gross estate for tax purposes. In addition, if the owner of an IRA or Roth IRA

                                      QD 10
                               IRA/SEP/SIMPLE/ROTH
                               ANNUITY III-P; 6/00
     transfers his or her IRA or Roth IRA to another individual by gift, the gift will be considered an assignment and cause the assets of the IRA or Roth IRA to be deemed distributed to the owner, and will no longer be treated as held in the IRA. The IRS has indicated that for gifts of a Roth IRA made prior to October 1, 1998, if the entire interest in the Roth IRA is reconveyed to the original Roth IRA owner prior to January 1, 1999, the IRS will disregard the gift and reconveyance for most tax purposes.

O. MAXIMUM DISTRIBUTIONS: The Taxpayer Relief Act of 1997 repealed both the 15% excess accumulation estate tax and excess distribution excise tax which previously applied to excess retirement plan accumulations at death and excess lifetime retirement plan distributions. These rules are repealed for plan distributions made and decedents who die after December 31, 1996.

P. TAX FILING-REGULAR IRAS: You are not required to file a special IRA tax form for any taxable year (1) for which no penalty tax is imposed with respect to the IRA Plan, and (2) in which the only activities engaged in, with respect to the IRA Plan, are making deductible contributions and receiving permissible distributions. Information regarding such contributions or distributions will be included on your regular Form 1040. In some years, you may be required to file Form 5329 and/or Form 8606 in connection with your Regular IRA. Form 5329 is filed as an attachment to Form 1040 or 1040A for any tax year that special penalty taxes apply to your IRA. If you make non-deductible contributions to a regular IRA, you must designate those contributions as non-deductible on Form 8606 and attach it to your Form 1040 or 1040A. There is a $100 penalty each time you overstate the amount of your non-deductible contributions unless you can prove the overstatement was due to reasonable cause. Additional information is required on Form 8606 in years you receive a distribution from a Regular IRA. There is a $50 penalty for each failure to file a required Form 8606 unless you can prove the failure was due to reasonable cause. For further information, consult the instructions for Form 5329 (Additional Taxes Attributable to Qualified Retirement Plans (including IRAs), Annuities, and Modified Endowment Contracts), Form 8606 and IRS Publication 590.

Q. TAX FILING-ROTH IRA: It is your responsibility to keep records of your regular and conversion contributions to a Roth IRA and to file any income tax forms the Internal Revenue Service may require of you as a Roth IRA owner. You will need this information to calculate your taxable income if any, when distributions from the Roth IRA begin. For example, conversion contributions must be reported to the Service on Form 8606. Form 5329 is required to be filed to the Service by you to report and remit any penalty or excise taxes. Consult the instructions to your tax return or your tax advisor for additional reporting requirements that may apply. Additional information is also available in IRS Publication 590.

R. TAX ADVICE: The Company is providing this general information as required by regulations issued under the Internal Revenue Code and assumes no responsibility for its application to your particular tax situation. Please consult with your personal tax advisor regarding specific questions you may have.

     With respect to ROTH IRAS, you should be aware that Congress has recently enacted legislation that substantially revises the rules relating to distributions from and conversions to Roth IRAs which applies retroactive to January 1, 1998. Because of this, and because guidance regarding these changes has just recently been finalized by the Internal Revenue Service, you should consult with a tax advisor prior to establishing, making contributions to, or taking distributions from a Roth IRA, to ensure that you receive the tax result you anticipate.

S. ADDITIONAL INFORMATION: You may obtain more information about IRA Plans from any district office of the IRS and IRS Publication 590.

PART IV. STATUS OF THE COMPANY'S IRA PLAN:

INTERNAL REVENUE SERVICE APPROVAL LETTER: The Company has not received approval from the Internal Revenue Service as to the form of OVERTURE ACCLAIM! Variable Annuity (Form 4880), for use in funding Regular IRA plans, nor a SIMPLE IRA. The Company uses an IRS model Roth IRA endorsement which is "deemed approved: by the IRS. Such approval, when received, is a determination only as to the form of the Annuity Contract, and does not represent a determination of the merits of the annuity.

PART V. FINANCIAL DISCLOSURE:

The following is a general description and required financial disclosure information for the variable annuity product, OVERTURE ACCLAIM! Variable Annuity (Form 4880) offered by First Ameritas, hereafter referred to as the policy.

In order for you to achieve your retirement objectives, you should be prepared to make your IRA Plan a long term savings program. An IRA is not suited to short-term savings, nor was it intended to be by Congress, as indicated by the general rule that penalties apply to withdrawals before age 59 1/2, subject to certain exceptions (see PART III; PREMATURE IRA DISTRIBUTIONS). However, you should be aware of the values in your IRA Plan during the early years as well as at retirement.

Prior to the annuity date, the policy allows you to accumulate funds based on the investment experience of the assets underlying the policy in the Separate Account or the Fixed Account. Currently, the assets which underlie the Separate Account

                                      QD 11
                               IRA/SEP/SIMPLE/ROTH
                               ANNUITY III-P; 6/00
are invested exclusively in shares of mutual funds, the "Funds", managed or administered by several fund managers. Each of the Subaccounts of the Separate Account invest solely in the corresponding portfolio of the Funds. The assets of each portfolio are held separately from the other portfolios and each has distinct investment objectives which are described in the accompanying prospectus for the Funds which you would have received when making the purchase of your annuity. The accumulation value of your IRA Plan allocated to the Separate Account will vary in accordance with the investment performance of the Subaccounts you selected. Therefore, for assets in the Separate Account, you bear the entire investment risk prior to the annuity date.

Premium payments and subsequent allocations to the Fixed Account are placed in the general account of the Company which supports insurance and annuity obligations. Policyowners are paid interest on the amounts placed in the Fixed Account at guaranteed rates (3.5%) or at higher rates declared by the Company.

ACCUMULATION VALUE: On the effective date, the accumulation value of the policy is equal to the premium received, reduced by any applicable premium taxes. Thereafter, the accumulation value of the policy is determined as of the close of trading on the New York Stock Exchange on each valuation date by multiplying the number of accumulation units for each Subaccount credited to the policy by the current value of an accumulation unit for each Subaccount, and by adding the amount deposited in the Fixed Account, plus interest. The current value of an accumulation unit reflects the increase or decrease in value due to investment results of the Subaccount and certain charges, as described below. The number of accumulation units credited to the policy is decreased by any annual policy fee, any withdrawals and any charges upon withdrawal and, upon annuitization, any applicable premium taxes and charges.

A valuation period is the period between successive valuation dates. It begins at the close of trading on the New York Stock Exchange on each valuation date and ends at the close of trading on the next succeeding valuation date. A valuation date is each day that the New York Stock Exchange is open for business.

The accumulation value is expected to change from valuation period to valuation period, reflecting the net investment experience of the selected portfolios of the Funds, interest earned in the Fixed Account, additional premium payments, partial withdrawals, as well as the deduction of any applicable charges under the policy. GROWTH IN THE ACCUMULATION VALUE BASED ON INVESTMENTS IN THE SEPARATE ACCOUNT IS NEITHER GUARANTEED NOR PROJECTED.

VALUE OF ACCUMULATION UNITS: The accumulation units of each Subaccount are valued separately. The value of an accumulation unit may change each valuation period according to the net investment performance of the shares purchased by each Subaccount and the daily charge under the policy for mortality and expense risks, any daily administrative fee, and if applicable, any federal and state income tax charges.

CASH SURRENDER VALUE: The amount available for full or partial withdrawal, which is the accumulation value less any contingent deferred sales charge, any applicable premium taxes, and, in the case of a full withdrawal, the annual policy fee.

ANNUAL POLICY FEE: An annual policy fee of $30, is deducted from the accumulation value on the last valuation date of each policy year and on a full withdrawal if between policy anniversaries. This charge reimburses the Company for the administrative costs of maintaining the policy on the Company's system. This charge is a maximum of $30 and may be reduced or eliminated. First Ameritas currently waives this charge if the accumulation value of your policy is at least $50,000.

DAILY ADMINISTRATIVE FEE: A daily charge at an annual rate of .15% of the accumulation value. This charge, which is guaranteed not to be increased, is designed to reimburse the Company for administrative expenses incurred in connection with issuing the policy and ongoing administrative expenses incurred in connection with servicing and maintaining the policies. These expenses include the cost of processing the application and premium payment, establishing policy records, processing and servicing owner transactions and policy changes, recordkeeping, preparing and mailing reports, processing death benefit claims, and overhead costs.

MORTALITY AND EXPENSE RISK CHARGE: The Company imposes a charge to compensate it for bearing certain mortality and expense risks under the policies. For assuming these risks, the Company makes a daily charge equal to an annual rate of 1.25% of the value of the average daily net assets of the Account. This charge is subtracted when determining the daily accumulation unit value. The Company guarantees that this charge will never increase. If this charge is insufficient to cover assumed risks, the loss will fall on the Company. Conversely, if the charge proves more than sufficient, any excess will be added to the Company's surplus. No mortality and expense risk charge is imposed on the Fixed Account.

TAXES: The Company will, where such taxes are imposed by state law upon the receipt of a premium payment, deduct premium taxes. If premium taxes are imposed upon annuitization, the Company will deduct applicable premium taxes at that time. Applicable premium tax rates depend upon such factors as the policyowner's current state of residency, and the insurance laws and the status of the Company in states where premium taxes are incurred. Currently, premium taxes will not exceed 2% of the premium paid. Applicable premium tax rates are subject to change by legislation, administrative interpretations, or judicial acts. The owner will be notified of any applicable premium taxes.


                                      QD 12
                               IRA/SEP/SIMPLE/ROTH
                               ANNUITY III-P; 6/00

PARTIAL AND FULL WITHDRAWALS: The owner may make a partial or a full withdrawal of the policy to receive part or all of the accumulation value (less any applicable charges), at any time before the annuity date and while the annuitant is living, by sending a written request to the Company. Partial withdrawals may be either systematic or elective. Systematic withdrawals provide for an automatic withdrawal, whereas, each elective withdrawal must be elected by the owner. Systematic partial withdrawals are available on a monthly, quarterly, semi annual, or annual mode. If an annuity option is elected, no partial or full withdrawals may be made after the annuity date except as permitted under the particular annuity option. Systematic or partial withdrawals may be continued after the annuity date, for Qualified Policies, with First Ameritas' consent. The amount available for a full or partial withdrawal (cash surrender value) is the accumulation value at the end of the valuation period during which the written request for withdrawal is received, less any contingent deferred sales charge, any applicable premium taxes, and in the case of a full withdrawal, less the annual policy fee that would be due on the last valuation date of the policy year. The cash surrender value may be paid in a lump sum to the owner, or, if elected, all or any part may be paid out under an annuity income option.

SALES COMMISSIONS: No deductions are made from the premium payments for sales charges. Commissions paid by the Company to broker-dealers may vary, but are not expected to exceed 1% of premiums paid. Broker-dealers may also receive asset based administrative compensation of up to 1% (annualized). From time to time, additional sales incentives may be provided to broker- dealers.


                                      QD 13
                               IRA/SEP/SIMPLE/ROTH
                               ANNUITY III-P; 6/00

FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK LOGO

                              EMPLOYEE BENEFIT PLAN
                              INFORMATION STATEMENT
                              401(A) PENSION/PROFIT SHARING PLANS
                              403(B) ERISA PLANS


For purchasers of a 401(a) Pension/Profit Sharing Plan, or 403(b) ERISA Plan, the purpose of this statement is to inform you as an independent Fiduciary of the Employee Benefit Plan, of the Sales Representative's relationship to and compensation from First Ameritas Life Insurance Corp. of New York (First Ameritas), as well as to describe certain fees and charges under the OVERTURE ACCLAIM! Variable Annuity Policy being purchased from the Sales Representative.

The Sales Representative is appointed with First Ameritas as its Sales Representative and is a Securities Registered Representative. In this position, the Sales Representative is employed to procure and submit to First Ameritas applications for contracts, including applications for OVERTURE ACCLAIM! Variable Annuity.

COMMISSIONS, FEES AND CHARGES

The following commissions, fees and charges apply to OVERTURE ACCLAIM! Variable Annuity (policy):

SALES COMMISSION: No deductions are made from the premium payments for sales charges. Commissions paid by the Company to broker-dealers may vary, but are not expected to exceed 1% of premiums paid. Broker-dealers may also receive asset based administrative compensation of up to 1% (annualized). From time to time, additional sales incentives may be provided to broker- dealers.

ANNUAL POLICY FEE: An annual policy fee of $30 is deducted from the accumulation value in the policy on the last valuation date of each policy year or on a full withdrawal if between policy anniversaries. This charge reimburses First Ameritas for the administrative costs of maintaining the policy on First Ameritas's system. This charge is subtracted when determining the daily accumulation unit value. First Ameritas currently waives this charge if the accumulation value of your policy is at least $50,000.

DAILY ADMINISTRATIVE FEE: The daily administrative fee is a daily charge at an annual rate of .15% of the accumulation value. This charge is guaranteed not to increase and is designed to reimburse First Ameritas for administrative expenses of issuing, servicing and maintaining the policies. First Ameritas does not expect to make a profit on this fee.

MORTALITY AND EXPENSE RISK CHARGE: First Ameritas imposes a charge to compensate it for bearing certain mortality and expense risks under the policies. First Ameritas makes a daily charge equal to an annual rate of 1.25% of the value of the average daily net assets of the Account under the policies. This charge is subtracted when determining the daily accumulation unit value. First Ameritas guarantees that this charge will never increase. If this charge is insufficient to cover assumed risks, the loss will fall on First Ameritas. Conversely, if the charge proves more than sufficient, any excess will be added to First Ameritas's surplus. No mortality and expense risk charge is imposed on the Fixed Account.

PARTIAL AND FULL WITHDRAWALS: The policyowner may make a partial or a full withdrawal of the policy to receive part or all of the accumulation value (less any applicable charges), at any time before the annuity date and while the annuitant is living by sending a written request to First Ameritas. Partial withdrawals may be either systematic or elective. Systematic withdrawals provide for an automatic withdrawal, whereas, each elective withdrawal must be elected by the owner. Systematic partial withdrawals are available only on an annual mode. No partial or full withdrawals may be made after the annuity date except as permitted under the particular annuity option or as may be permitted under the Plan and the Internal Revenue Code and applicable regulations. The amount available for partial or full withdrawal (cash surrender value) is the accumulation value at the end of the valuation period during which the written request for withdrawal is received, less any contingent deferred sales charge, any applicable premium taxes, and in the case of a full withdrawal, the annual policy fee that would be due on the last valuation date of the policy year. The cash surrender value may be paid in a lump sum to the owner, or if elected, all or any part may be paid out under an annuity income option.

TAXES: First Ameritas will deduct premium taxes upon receipt of a premium payment or upon annuitization depending upon the requirements of the law of the state of the policyowner's residence. Currently, premium taxes will not exceed 2% of the premium paid, but are subject to change by legislation, administrative interpretations, or judicial act.

FUND INVESTMENT ADVISORY FEES AND EXPENSES: At the direction of the policyowner, the Separate Account purchases shares of Funds which are available for investment under this policy. The net assets of the Separate Account will reflect the value of the Fund shares and therefore, investment advisory fees and other expenses of the Funds. A complete description of these fees and expenses is contained in the Funds' Prospectuses.


                                      QD 14
                                     PENSION
                               ANNUITY III-P; 2/00

PART B                                              REGISTRATION NO. 333-





                       STATEMENT OF ADDITIONAL INFORMATION

                                       FOR

           ANNUITY III-PLUS! FLEXIBLE PREMIUM VARIABLE ANNUITY POLICY


        Issued Through: FIRST AMERITAS VARIABLE ANNUITY SEPARATE ACCOUNT

           Offered By: FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK

          400 RELLA BOULEVARD, SUITE 304, SUFFERN, NEW YORK 10901-4253
               Service Office: P.O. BOX , LINCOLN, NEBRASKA 68501-



This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Flexible Premium Variable Annuity Policy ("Policy") offered by First Ameritas Life Insurance Corp. of New York ("First Ameritas"). You may obtain a copy of the Prospectus dated 2000, by writing First Ameritas at our Service Office address, listed above, or by calling, 1-877-380-1586. Terms used in the current Prospectus for the Policy are incorporated in this Statement.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY AND THE FUNDS.






Dated:                  , 2000
       -----------------

TABLE OF CONTENTS

                                                                            PAGE

GENERAL INFORMATION AND HISTORY............................................   2
THE POLICY.................................................................   2
        Accumulation Value.................................................   2
        Value of Accumulation Units........................................   2
        Calculation of Performance Data....................................   2
        Total Return.......................................................   3
        Performance........................................................   5
        Yields.............................................................   7
GENERAL MATTERS............................................................   7
        The Policy.........................................................   7
        Non-Participating..................................................   7
        Assignment.........................................................   7
        Annuity Data.......................................................   8
        Ownership..........................................................   8
        Joint Annuitant....................................................   8
        IRS Required Distributions.........................................   8
FEDERAL TAX MATTERS........................................................   8
        Taxation of First Ameritas.........................................   8
        Tax Status of the Policies.........................................   8
        Qualified Policies.................................................   9
DISTRIBUTION OF THE POLICY.................................................   9
SAFEKEEPING OF SEPARATE ACCOUNT ASSETS.....................................  10
First Ameritas.............................................................  10
STATE REGULATION...........................................................  10
LEGAL MATTERS..............................................................  10
EXPERTS....................................................................  10
OTHER INFORMATION..........................................................  10
FINANCIAL STATEMENTS.......................................................  10




                                  ANNUITY III-P
                                      SAI 1

GENERAL INFORMATION AND HISTORY:

In order to supplement the description in the Prospectus, the following provides additional information concerning the company and its history.

As of April 13, 1993, First Ameritas is a wholly owned subsidiary of Ameritas Life Insurance Corp. (Ameritas Life).

First Ameritas may publish in advertisements and reports to Policy owners, the ratings and other information assigned it by one or more independent rating services. The purpose of the ratings are to reflect the financial strength and/or claims-paying ability of First Ameritas.

THE POLICY

In order to supplement the description in the Prospectus, the following provides additional information about the Policy which may be of interest to the owners.

ACCUMULATION VALUE
The Accumulation Value of a Policy on each valuation date is equal to:

(1) the aggregate of the values attributable to the Policy in each Subaccount on the valuation date, determined for each Subaccount by multiplying the Subaccount's accumulation unit value by the number of the Subaccount accumulation units allocated to the Policy and/or the net allocation plus interest in the Fixed Account; plus;

(2)     the amount deposited in the Fixed Account, plus interest; less

(3)     any partial withdrawal, and its charge, made on the valuation date; less

(4) any annual policy fee deducted on that valuation date. In computing the accumulation value, the number of Subaccount accumulation units allocated to the Policy is determined after any transfer among the Subaccounts.

VALUE OF ACCUMULATION UNITS
The value of each Subaccount's accumulation units reflects the investment performance of that Subaccount. The accumulation unit value of each Subaccount shall be calculated by:

(1) multiplying the per share net asset value of the corresponding Fund portfolio on the valuation date by the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus

(2) a daily charge of .002185% (equivalent to an annual rate of 0.80% of the average daily net assets) for mortality and expense risks; minus

(3) a daily charge of .0004098% (equivalent to an annual rate of .15% of the average daily net assets) as daily administrative fee; minus

(4)     any applicable charge for federal and state income taxes, if any; and

(5) dividing the result by the total number of accumulation units held in the Subaccount on the valuation date, before the purchase or redemption of any units on that date.

CALCULATION OF PERFORMANCE DATA
As disclosed in the prospectus, premium payments will be allocated to the Separate Account which has 27 Subaccounts, with the assets of each invested in corresponding portfolios of the Calvert Variable Series, Inc. Ameritas Portfolios ("Ameritas Portfolios"),Variable Insurance Products Fund or the Variable Insurance Products Fund II (collectively the "Fidelity Funds"), the Alger American Fund, the MFS Variable Insurance Trust, the Morgan Stanley Dean Witter Universal Funds, Inc. ("The Funds"), or to the Fixed Account. From time to time First Ameritas will advertise the performance data of the portfolios of the Funds.

                                  ANNUITY III-P
                                      SAI 2

Ameritas Investment Corp. ("AIC") is the manager of the Ameritas Portfolios. AIC is an affiliate of First Ameritas. AIC offers clients a wide variety of financial products and services and has the ability to execute stock and bond transactions on a number of national exchanges. Fidelity Management & Research Company (Fidelity) is the manager of the Fidelity Funds. It maintains a large staff of experienced investment personnel and a full complement of related support facilities. Alger American Funds are managed by Fred Alger Management, Inc. It stresses proprietary research by its large research team that follows approximately 1400 companies. MFS Variable Insurance Trust is advised by Massachusetts Financial Services Company. MFS is America's oldest mutual fund organization. Morgan Stanley Dean Witter Universal Funds, Inc. are managed by Morgan Stanley Dean Witter Investment Management Inc.

Performance information for any subaccount may be compared, in reports and advertising to: (1) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donahue Money Market Institutional Averages; (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or the Variable Annuity Research and Data Service, widely used independent research firms which rank mutual funds and other investment companies by overall performance, investment objectives, and assets; and (3) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in a contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for annuity charges and investment management costs.

Total returns, yields and other performance information may be quoted numerically or in a table, graph, or similar illustration. Reports and advertising may also contain other information including (i) the ranking of any subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by rating services, companies, publications or other persons who rank separate accounts or other investment products on overall performance or other criteria, and (ii) the effect of tax deferred compounding on a subaccount's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis.

Standardized average annual total returns will be provided for the period since the Subaccounts have been offered in the Separate Account. Total return data may be advertised based on the period of time that the underlying portfolios have been in existence. The results for any period prior to the Contract being offered will be calculated as if the Contracts had been offered during that period of time, with all charges assumed to be those applicable to the Contracts. The tables below are established to demonstrate performance results for each underlying portfolio with charges deducted at the Separate Account level as if the policy had been in force from the commencement of the portfolio. The performance information is based on the historical investment experience of the underlying portfolios and does not indicate or represent future performance.

TOTAL RETURN
Total returns quoted in advertising reflect all aspects of a subaccount's return, including the automatic reinvestment by the separate account of all distributions and any change in the subaccount's value over the period. Average annual returns are calculated by determining the growth or decline in value of a hypothetical historical investment in the subaccount over a stated period, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative return of 100% over ten years would produce an average annual return of 7.18% which is the steady rate that would equal 100% grown on a compounded basis in ten years. While average annual returns are a convenient means of comparing investment alternatives, investors should realize that the subaccount's performance is not constant over time, but changes from year to year, and that average annual returns represent averaged figures as opposed to the actual year-to-year performance of a subaccount.

The Subaccounts will quote average annual returns for the period since offered in the Separate Account, after deducting charges at the Separate Account level. The average annual total returns will be computed by finding the average annual compounded rates of return over a period of one, five, and ten years, (or, if less, up to the life of the portfolio), that would equate the initial amount invested to the withdrawal value, in accordance with the following formula: P(1 + T)n = ERV where P is a hypothetical investment payment of $1,000, T is the average annual total return, n is the number of years, and ERV is the withdrawal value at the end of the periods shown. This formula is used to obtain standardized average annual total return. The returns will reflect the mortality and expense risk charge (1.25% on an annual basis), daily administrative fee at an annual rate of .15% and the annual policy fee. In the future, a table will be included after this paragraph showing the average annual total return on a hypothetical investment in the Subaccounts for the last year, five years, and ten years if applicable (or from the date that the subaccount began

                                  ANNUITY III-P
                                      SAI 3
operations if less), for the period ending December 31of the previous year. However, the Subaccounts only began operations on the effective date of the Prospectus. There is no surrender charge, so the average annual total return will be the same for the relevant time periods if the contract is continued.

PERFORMANCE
Quotations of average annual total return may also be shown for a subaccount for periods prior to the date the portfolio was offered through the Separate Account, based upon the actual historical performance of the mutual fund portfolio in which that subaccount has invested. (This is referred to as "adjusted historical" performance data.) This adjusted historical information reflects all actual charges and deductions of the mutual fund portfolio(s) and all Separate Account charges and deductions, with respect to the Contracts, that hypothetically would have been made had the Separate Account, with respect to the Contracts, been invested in these portfolios for all the periods indicated. This is calculated in a manner similar to standardized average annual total return except the total return is based on an initial investment of $60,000. Contracts with Accumulation values below $50,000 may incur a Policy fee.

The following table shows the adjusted historical average annual total return on an investment in the Subaccounts for the last year, five years, and ten years (or, if less, up to the life of the portfolio) for the period ending December 31, 1999.

ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURN FOR PERIOD ENDING ON 12/31/99

                                                                                 TEN YEARS OR
                                     ONE YEAR                FIVE YEAR          SINCE INCEPTION
                                     --------                ---------          ---------------
                                     SURRENDER          SURRENDER           SURRENDER
SUBACCOUNTS                INCEPTION  POLICY   CONTINUE  POLICY   CONTINUE   POLICY    CONTINUE
-----------                ---------  ------   --------  ------   --------   ------    --------
AMERITAS PORTFOLIOS
Ameritas Growth             01-09-89   25.43%    33.43%   29.39%   29.89%    21.80%*   21.80%*
Ameritas Income & Growth    11-15-88   35.36%    43.36%   31.67%   32.13%    17.98%*   17.98%*
Ameritas Small
  Capitalization            09-21-88   38.52%    46.52%   21.60%   22.24%    17.45%*   17.45%*
Ameritas MidCap Growth      05-03-93   22.62%    30.62%   24.37%   24.95%    23.31%    23.54%
Ameritas Emerging Growth    07-24-95   66.70%    74.70%   NA       NA        34.50%    35.07%
Ameritas Research           07-26-95   14.44%    22.44%   NA       NA        20.77%    21.59%
Ameritas Growth With Income 10-09-95   -2.96%     5.04%   NA       NA        18.86%    19.79%
Ameritas Index 500          08-01-95   11.47%    19.47%   NA       NA        24.31%    25.06%

CALVERT SOCIAL PORTFOLIOS
CVS Social Small Cap Growth 03-15-95   NA        NA       NA       NA        NA        NA
CVS Social Mid Cap Growth   07-16-91   NA        NA       NA       NA        NA        NA
CVS Social International
  Equity                    06-30-92   NA        NA       NA       NA        NA        NA
CVS Social Balanced         09-02-86   NA        NA       NA       NA        NA        NA

FIDELITY PORTFOLIOS (ALL SERVICE CLASS 2)
VIP Equity-Income           10-09-86   -2.75%     5.25%   16.70%   17.44%    13.37%*   13.37%*
VIP Growth                  10-09-86   28.00%    36.00%   27.93%   28.45%    18.76%*   18.76%*
VIP High Income             09-19-85   -0.94%     7.06%    8.79%    9.77%    11.33%*   11.33%*
VIP Overseas                01-28-87   33.14%    41.14%   15.53%   16.30%    10.34%*   10.34%*
VIP Asset Manager           09-06-89    1.97%     9.97%   13.61%   14.44%    12.02%*   12.02%*
VIP Investment Grade Bond   12-05-88   -9.98%    -1.98%    5.16%    6.28%     6.16%*    6.16%*
VIP Asset Manager: Growth   01-03-95    6.05%    14.05%   NA       NA        18.18%    18.89%
VIP Contrafund              01-03-95   14.98%    22.98%   NA       NA        25.93%    26.48%

ALGER AMERICAN FUND PORTFOLIOS
Alger American Balanced     09-05-89   20.01%    28.01%   21.81%   22.44%    12.69%*   12.69%*
Alger American Leveraged
 AllCap                     01-25-95   68.42%    76.42%   NA       NA        44.74%    45.07%

MFS TRUST PORTFOLIOS
MFS Utilities               01-03-95   21.58%    29.58%   NA       NA        24.69%    25.26%
MFS Global Governments      06-14-94  -11.42%    -3.42%    2.12%    3.37%     2.12%     3.08%
MFS New Discovery           05-01-98   64.43%    72.43%   NA       NA        36.30%    40.16%

MORGAN STANLEY UIF PORTFOLIOS
UIF Emerging Markets Equity 10-01-96   84.89%    92.89%   NA       NA         9.27%    11.00%
UIF Global Equity           01-02-97   -4.88%     3.12%   NA       NA         9.11%    11.31%
UIF International Magnum    01-02-97   16.00%    24.00%   NA       NA        10.21%    12.37%
UIF Asian Equity            03-03-97   69.95%    77.95%   NA       NA        -6.05%    -2.98%
UIF U.S. Real Estate        03-03-97  -10.40%    -2.40%   NA       NA        -3.08%    -0.17%

*  10 Year Figure
In addition to average annual returns, the Subaccounts may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. The cumulative total return on an investment in the Subaccounts will be shown for the period of one, five, and ten years (or, if less, up to the life of the Portfolio). The returns will reflect the mortality and expense risk charge (0.80% on an annual basis), daily administration fee at an annual rate

                                  ANNUITY III-P
                                      SAI 4
of .15%, and the annual Policy fee. Accumulation values below $50,000 may incur a Policy fee. There is no surrender charge, so the cumulative total return will be the same for the relevant time periods if the contract is continued.

The following table shows the adjusted historical cumulative total return on an investment of $60,000 in the Subaccounts for the last year, five years, ten years (or if less, up to the life of the Portfolio) for the period ending December 31, 1999.

                 ADJUSTED HISTORICAL CUMULATIVE TOTAL RETURN FOR PERIOD ENDING ON 12/31/99

                                                                           TEN YEARS OR
   SUBACCOUNTS               INCEPTION     ONE YEAR         FIVE YEAR     SINCE INCEPTION
   -----------               ---------     --------         ---------     ---------------
AMERITAS PORTFOLIOS
Ameritas Growth             01-09-89         33.43%           269.72%         619.64%*
Ameritas Income & Growth    11-15-88         43.36%           302.73%         422.99%*
Ameritas Small
  Capitalization            09-21-88         46.52%           172.89%         399.94%*
Ameritas MidCap Growth      05-03-93         30.62%           204.60%         309.20%
Ameritas Emerging Growth    07-24-95         74.70%                NA         280.00%
Ameritas Research           07-26-95         22.44%                NA         137.99%
Ameritas Growth With Income 10-09-95          5.04%                NA         114.66%
Ameritas Index 500          08-01-95         19.47%           229.96%         168.65%

CALVERT SOCIAL PORTFOLIOS
CVS Social Small Cap Growth 03-15-95             NA                NA          NA
CVS Social Mid Cap Growth   07-16-91             NA                NA          NA
CVS Social International
  Equity                    06-30-92             NA                NA          NA
CVS Social Balanced         09-02-86             NA                NA          NA

FIDELITY PORTFOLIOS (ALL SERVICE CLASS 2)
VIP Equity-Income           10-09-86          5.25%           123.42%         251.10%*
VIP Growth                  10-09-86         36.00%           249.71%         458.82%*
VIP High Income             09-19-85          7.06%            59.40%         192.77%*
VIP Overseas                01-28-87         41.14%           112.79%         167.61%*
VIP Asset Manager           09-06-89          9.97%            96.30%         211.40%*
VIP Investment Grade Bond   12-05-88         -1.98%            35.59%          81.87%*
VIP Asset Manager: Growth   01-03-95         14.05%                NA         137.33%
VIP Contrafund              01-03-95         22.98%                NA         223.24%

ALGER AMERICAN FUND PORTFOLIOS
Alger American Balanced     09-05-89         28.01%           175.16%         230.43%*
Alger American Leveraged AllCap01-25-95      76.42%                NA         526.98%

MFS TRUST PORTFOLIOS
MFS Utilities               01-03-95         29.58%                NA         207.99%
MFS Global Governments      06-14-94         -3.42%            18.03%          18.36%
MFS New Discovery           05-01-98         72.43%                NA          75.66%

MORGAN STANLEY UIF PORTFOLIOS
UIF Emerging Markets Equity 10-01-96         92.89%                NA          40.39%
UIF Global Equity           01-02-97          3.12%                NA          37.83%
UIF International Magnum    01-02-97         24.00%                NA          41.79%
UIF Asian Equity            03-03-97         77.95%                NA          -8.20%
UIF U.S. Real Estate        03-03-97         -2.40%                NA          -0.47%

*  10 Year Figure

YIELDS
Some Subaccounts may also advertise yields. Yields quoted in advertising reflect the change in value of a hypothetical investment in the subaccount over a stated period of time, not taking into account capital gains or losses. Yields are annualized and stated as a percentage. Yields do not reflect the impact of any contingent deferred sales load.

Current yield for Money Market subaccount reflects the income generated by a subaccount over a 7 day period. Current yield is calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical account having one Accumulation Unit at the beginning of the period adjusting for the maintenance charge, and dividing the difference by the value of the subaccount at the beginning of the base period to obtain the base period

                                  ANNUITY III-P
                                      SAI 5
return, and multiplying the base period return by (365/7). The resulting yield figure is carried to the nearest hundredth of a percent. Effective yield for the Money Market subaccount is calculated in a similar manner to current yield except that investment income is assumed to be reinvested throughout the year at the 7 day rate. Effective yield is obtained by taking the base period returns as computed above, and then compounding the base period return by adding 1, raising the sum to a power equal to (365/7) and subtracting one from the result, according to the formula:

                 Effective Yield=[(Base Period Return+1)365/7]-1.

Since the reinvestment of income is assumed in the calculation of effective yield, it will generally be higher than current yield.


Current yield for Subaccounts other than the Money Market subaccount reflects the income generated by a subaccount over a 30-day period. Current yield is calculated by dividing the net investment income per accumulation unit earned during the period by the maximum offering price per unit on the last day of the period, according to the formula:

                              YIELD=2[(A - B +1)6 - 1]
                                       -----
                                           cd

Where a=net investment income earned during the period by the portfolio company attributable to shares owned by the subaccount, b=expenses accrued for the period (net of reimbursements), c=the average daily number of accumulation units outstanding during the period, and d=the maximum offering price per accumulation unit on the last day of the period. The yield reflects the mortality and expense risk charge and the annual policy fee.

GENERAL MATTERS

THE POLICY
The Policy, the application, any supplemental applications, and any amendments or endorsements make up the entire contract. All statements made in the application, in the absence of fraud, are considered representations and not warranties. Only statements in the application that is attached to the Policy and any supplemental applications made a part of the Policy when a change went into effect can be used to contest a claim or the validity of the Policy. Only the President, Vice President, Secretary or Assistant Secretary can modify the Policy. Any changes must be made in writing, and approved by First Ameritas. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Policy or to waive any of its provisions.

NON-PARTICIPATING
The Policies are non-participating. No dividends are payable and the Policies will not share in the profits or surplus earnings of First Ameritas.

ASSIGNMENT
Any policy, if permitted by the plan or by law relevant to the plan applicable to a qualified policy, may be assigned by the owner prior to the annuity date and during the annuitant's lifetime. First Ameritas is not responsible for the validity of any assignment. No assignment will be recognized until First Ameritas receives written notice thereof. The interest of any beneficiary which the assignor has the right to change shall be subordinate to the interest of an assignee. Any amount paid to the assignee shall be paid in one sum, not withstanding any settlement agreement in effect at the time the assignment was executed. First Ameritas shall not be liable as to any payment or other settlement made by First Ameritas before receipt of written notice.

ANNUITY DATA
First Ameritas will not be liable for obligations which depend on receiving information from a payee until such information is received in a form satisfactory to First Ameritas.

OWNERSHIP
The owner of the Policy on the policy date is the annuitant, unless otherwise specified in the application. During the annuitant's lifetime, all rights and privileges under this Policy may be exercised solely by the owner. Ownership passes to the owner's designated beneficiary upon the death of the owner(s). If the owner has not named an owner's designated beneficiary, or if no such beneficiary is living, the ownership passes to the owner's estate. From time to time First Ameritas may require proof that the owner is still living.


                                  ANNUITY III-P
                                      SAI 6

In order to change the owner of the Policy or assign Policy rights, an assignment of the Policy must be made in writing and filed with First Ameritas at its Service Office. The change will take effect as of the date the change is recorded at the Service Office, and First Ameritas will not be liable for any payment made or action taken before the change is recorded. The payment of proceeds is subject to the rights of any assignee of record. A change in the owner will be valid only upon absolute and complete assignment of the Policy. A collateral assignment is not a change of ownership.

JOINT ANNUITANT
The owner may, by written request at least 30 days prior to the annuity date, name a joint annuitant. Such joint annuitant must meet First Ameritas's underwriting requirements. An annuitant may not be replaced. The annuity date shall be determined based on the date of birth of the annuitant.

IRS REQUIRED DISTRIBUTIONS
If the owner dies before the entire interest in the Policy is distributed, the value of the Policy must be distributed to the owner's designated beneficiary as described in this section so that the Policy qualifies as an annuity under the Code.

If the death occurs on or after the annuity date, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of death.

If the death occurs before the annuity date, the entire interest in the Policy will be distributed within five years after date of death or be used to purchase an immediate annuity under which payments will begin within one year of the owner's death and will be made for the life of the owner's designated beneficiary or for a period not extending beyond the life expectancy of that beneficiary.

The owner's designated beneficiary is the person to whom ownership of the Policy passes by reason of death and must be a natural person. First Ameritas reserves the right to require proof of death.

If the owner's interest is payable to (or for the benefit of) the surviving spouse of the owner, the surviving spouse will be treated as the original owner for purposes of applying the above distribution requirements.

FEDERAL TAX MATTERS

TAXATION OF FIRST AMERITAS
First Ameritas is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Separate Account is not an entity separate from First Ameritas and its operations form a part of First Ameritas, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized net capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the Policy values. As a result, such investment income and realized net capital gains are automatically retained as part of the reserves under the Policy. Under existing federal income tax law, First Ameritas believes that Separate Account investment income and realized net capital gains should not be taxed to the extent that such income and gains are retained as part of the reserves under the Policy.

TAX STATUS OF THE POLICIES
Section 817(h) of the Code provides in substance that Section 72 of the Code will not apply and First Ameritas will not be treated as the owner of the assets of the Separate Account unless the investments made by the Separate Account are "adequately diversified" in accordance with regulations prescribed by the Secretary of Treasury (the "Treasury"). If the segregated account is not "adequately diversified" any increase in the value of a variable annuity contract will be taxed to the owner currently. The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed by Treasury regulations which affect how the Funds' assets may be invested. While AIC, an First Ameritas affiliate, is the advisor to certain of the funds, First Ameritas does not control any of the Funds. First Ameritas has entered into agreements regarding participation in the Funds, which require the Funds to be operated in compliance with the requirements prescribed by the Treasury.


QUALIFIED POLICIES
The Policies are designed for use with several types of qualified plans. The following are brief descriptions of qualified plans with which the policies may be used:


                                  ANNUITY III-P
                                      SAI 7

a. H.R. 10 Plans--Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees. Such plans commonly are referred to as "H.R. 10" or "Keogh" plans. Taxation of plan participants depends on the specified plan.

        The Code  governs  such  plans with  respect  to maximum  contributions, distribution dates, non-forfeitability of interests, and tax rates applicable to distributions. In order to establish such a plan, a plan document, usually in prototype form preapproved by the Internal Revenue Service, is adopted and implemented by the employer. When issued in connection with H.R. 10 plans, a Policy may be subject to special requirements to conform to the requirements under such plans. Purchasers of a Policy for such purposes will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency.

b. Individual Retirement Annuities--Section 408 of the Code permits certain individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or an "IRA." IRA's are subject to limitations on eligibility, maximum contributions, and time of distribution. Distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of a Policy for use with an IRA may be subject to special requirements of the Internal Revenue Service. Purchasers of a Policy for such purposes will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency.

c. Roth IRAs--Section 408A of the Code permits certain individuals to establish an individual retirement program known as a "Roth Individual Retirement Annuity" or a "Roth IRA." Roth IRAs are subject to limits on eligibility and maximum contributions. Unlike regular IRAs, Roth IRAs are not subject to minimum distribution requirements at age 70 1/2. In addition, certain qualified distributions from a Roth IRA may not be subject to federal income tax on withdrawal. Distributions from other types of qualified plans may not, as a general rule, be rolled over to a Roth IRA. However, a regular IRA can be converted to a Roth IRA in certain circumstances. Sales of a Policy for use as a Roth IRA may be subject to special requirements of the Internal Revenue Service. Purchasers of a Roth IRA Policy will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency.

d. SIMPLE IRAs--Section 408(p) of the Code permits certain small employers to establish a "SIMPLE Individual Annuity" or "SIMPLE IRA" plan for the benefit of its eligible employees. Employers who maintain SIMPLE IRA plans make a specified amount of either matching or non-elective contributions to SIMPLE IRAs of eligible employees. Employees may also make salary deferred contributions to their SIMPLE IRAs. The Code specifies limits on eligibility, contributions, and the timing of distributions, among other things. Sales of SIMPLE IRAs may be subject to special requirements of the Internal Revenue Service. Purchasers of a SIMPLE IRA Policy will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency.

e. Corporation Pension and Profit Sharing Plans--Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of Policies in order to provide benefits under the plans.

DISTRIBUTION OF THE POLICY

Ameritas Investment Corp. ("AIC"), the principal underwriter of the Policies, is registered with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. AIC is wholly owned by AMAL Corporation, which also owns First Ameritas. AIC also serves as principal underwriter for First Ameritas's variable universal life policies, and for Ameritas Life's variable life and variable annuity. AIC is the underwriter for the Ameritas Portfolios and also serves as its investment advisor. It has also executed selling agreements with a variety of mutual funds, unit investment trusts, and direct participation programs.

The Policies are offered to the public through brokers, licensed under the federal securities laws and state insurance laws, and properly licensed banking institutes that have entered into agreements with AIC. The offering of the Policies is continuous and Ameritas Investment Corp. does not anticipate discontinuing the offering of this policy. However, AIC does reserve the right to discontinue the offering of the policies.


                                  ANNUITY III-P
                                      SAI 8

SAFEKEEPING OF SEPARATE ACCOUNT ASSETS

Title to assets of the Separate Account is held by First Ameritas. The assets are kept physically segregated and held separate and apart from First Ameritas's general account assets. Accumulation values deposited or transferred to the Fixed Account are held in the General Account of First Ameritas. Records are maintained of all purchases and redemptions of eligible portfolio shares held by each of the Subaccounts.

FIRST AMERITAS

All the stock of First Ameritas is owned by Ameritas Life located in the state of Nebraska. First Ameritas has entered into a Management and Administrative Service Agreement with Ameritas Life and AmerUs Life, to provide certain services at estimated cost to First Ameritas to assist with the administration of the Policies and the Separate Account.

STATE REGULATION

First Ameritas is a stock insurance company organized under the laws of the State of New York, and is subject to regulation by the New York State Department of Insurance. An annual statement is filed with the New York Commissioner of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of First Ameritas as of December 31 of the preceding calendar year. Periodically, the New York Commissioner of Insurance examines the financial condition of First Ameritas, including the liabilities and reserves of the Separate Account.

In addition, First Ameritas is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain policy rights and provisions depends on state approval and/or filing and review process. Where required by state law or regulation, the Policy will be modified accordingly.

LEGAL MATTERS

All matters of New York law pertaining to the validity of the Policy and First Ameritas's right to issue such Policies under New York law have been passed upon by Donald R. Stading, Secretary and General Counsel of First Ameritas.

EXPERTS

The financial statements of First Ameritas as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and the financial statements of the Separate Account as of December 31, 1999, and for each of the two years in the period then ended, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, 1040 NBC Center, Lincoln, Nebraska 68508, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

OTHER INFORMATION

A registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information or in the Prospectus. Statements contained in this Statement of Additional Information and the Prospectus concerning the content of the policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

FINANCIAL STATEMENTS

The financial statements of First Ameritas, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of First Ameritas to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

 {FINANCIAL STATEMENTS WILL BE INCLUDED IN A LATER PRE-EFFECTIVE AMENDMENT TO THIS REGISTRATION STATEMENT.}

                                  ANNUITY III-P
                                      SAI 9

                                     PART C

                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

    a)   Financial Statements:


     All required financial statements of First Ameritas Life Insurance Corp. of New York Variable Annuity Separate Account and First Ameritas Life Insurance Corp. of New York are filed in Part B.


    b)  Exhibits

    EXHIBIT
    NUMBER    DESCRIPTION OF EXHIBIT

    (1) Resolution of Board of Directors of First Ameritas Life Insurance Corp. of New York Establishing First Ameritas Variable Annuity Separate Account**

    (2)       Not applicable.
    (3) (a)   Principal Underwriting Agreement.**
    (3)  (b)  Form of Selling Agreement.*
    (4)       Form of Variable Annuity Contract.
    (5)       Form of Application for Variable Annuity Contract. ##

    (6) (a)   Articles of Incorporation of First Ameritas Life Insurance Corp.
              of New York.*
    (6) (b)   Bylaws of First Ameritas Life Insurance Corp. of New York.*

    (7)       Not Applicable.
    (8) Form of Participation Agreement (MFS, Fidelity, Alger American, Morgan Stanley, Calvert Variable Series Inc Ameritas Portfolios, Calvert Variable Series, Inc.).*

    (9)       Opinion and consent of Counsel. ##
    (10) (a)  Independent Auditors' Consent. ##
    (11)      Not Applicable.
    (12)      Not applicable.
    (13)      Schedule of Computation of Performance Data. ##
    (14)      Powers of Attorney **

## To be filed by Pre-Effective Amendment to this Registration Statement.

* Incorporated by reference to the Registration Statement for First Ameritas Variable Life Separate Account filed on June 12, 2000. (File No. 333-39110).

** Incorporated by reference to the Registration Statement for First Ameritas Variable Annuity Separate Account filed on June 14, 2000. (File No. ___- ______ ).

Item 25      Directors and Officers of the Depositor

    NAME AND PRINCIPAL           POSITION AND OFFICES
    BUSINESS ADDRESS             WITH DEPOSITOR

    Kenneth C. Louis             Director, Chairman of the Board

    Mitchell F. Politzer       * Director, President and Chief Executive Officer

    Lawrence J. Arth             Director

    John P. Carsten              Director

    Phyllis J. Carsten-Boyle   * Director, Vice President

    Robert J. Lanik              Director

    JoAnn M. Martin              Director, Vice President

    David C. Moore               Director, Vice President

    David J. Myers               Director

    James F. Nissen              Director

    Tonn M. Ostergard            Director

    James E. Rembolt             Director

    Edmund G. Sullivan           Director

    Robert C. Barth              Vice President, Controller

    Thomas D. Higley             Vice President

    William W. Lester            Treasurer

    Donald Reiser                Vice President

    Donald R. Stading            Vice President, Secretary and General Counsel

Principal business address of all, except as noted, is First Ameritas Life Insurance Corp. of New York, Service Office, 5900 "O" Street, Lincoln, Nebraska 68510.

*Principal business address: First Ameritas Life Insurance Corp. of New York, 400 Rella Blvd., Suite 304, Suffern, New York 10901-4253.

Item 26.


The Depositor, First Ameritas Life Insurance Corp. of New York , is wholly owned by Ameritas Life Insurance Corp. The Registrant is a segregated asset account of First Ameritas Life Insurance Corp. of NewYork.

Organizations under common control with First Ameritas Life Insurance Corp. of New York include:


NAME OF CORPORATION (WHERE ORGANIZED)*                    PRINCIPAL BUSINESS

Ameritas Acacia Mutual Holding Company (NE)               mutual insurance holding company

    Ameritas Holding Company (NE)                         mutual insurance holding company
        Ameritas Life Insurance Corp. (NE)                life/health insurance company
           AMAL Corporation (NE)(66%)                     a joint venture holding company between
                                                          Ameritas Life Insurance Corp. &
                                                          AmerUs Life Insurance Company
               Ameritas Investment Corp. (NE)             securities broker dealer & investment advisor
               Ameritas Variable Life
                 Insurance  Company (NE)                  life insurance company Ameritas Managed
           Dental Plan,  Inc. (CA)                        managed care dental  insurance  company First
           Ameritas Life Insurance Corp.
             of New York (NY)                             life/health insurance company
           Pathmark Assurance Company (NE)                third-party administrator & reinsurer of dental
                                                          insurance plans
           Veritas Corp. (NE)                             insurance marketing agency

    Acacia Life Insurance Company (D.C.)                  life/health insurance company
        Acacia Financial Corp. (VA)                       holding company
           Acacia Federal Savings Bank (n/a)              federally chartered bank
           Calvert Group. Ltd. (DE)                       offering socially responsible investments
               its 1940 Act Investment Companies (DE)     offering socially responsible mutual funds
           The Advisors Group, Inc. (DE)                  securities broker-dealer & investment advisor
        Acacia National Life Insurance Company (VA)       variable life/annuity insurance company

* Principal operating companies only. Subsidiaries of subsidiaries are indicated by indentations. Ownership is 100% by the immediate parent company except as noted.


Item 27.   Number of Contractowners

        As of December 31, 1999 there were 0 contractowners.

Item 28.   Indemnification


First Ameritas Life Insurance Corp. of New York's By-laws provide as follows:

    "Any person made or threatened to be made a party to an action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate then is or was a director, officer or employee of the Company, or then serves or has served any other corporation in any capacity at the request of the Company, shall be indemnified by the Company against expenses, judgments, fines and amounts paid in settlement to the full extent that officers and directors are permitted to be indemnified by the laws of the State of New York. The provisions of this article shall not adversely affect any right to indemnification which any person may have apart from the provisions of this article."

    Section 721-726 of the New York Business  Corporation  Law, in general,  and
Section 1216 of the New York Insurance Code allows a corporation to indemnify any director, officer, employee or agent of the corporation for amount paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.


    In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.


    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29.   Principal Underwriters


     a) Ameritas Investment Corp. which will serve as the principal underwriter for the variable annuity contracts issued through First Ameritas Life Insurance Corp. of New York's First Ameritas Variable Annuity Separate Account, also serves as the principal underwriter for variable life insurance contracts issued through Ameritas Variable Life Insurance Company Separate Account V, Ameritas Life Insurance Corp. Separate Account LLVL, and First Ameritas Life Insurance Corp. of New York Variable Life Separate Account, and serves as the principal underwriter for variable annuity insurance contracts issued through Ameritas Variable Life Insurance Company Separate Account VA-2 and Ameritas Life Insurance Corp. Separate Account LLVA. Ameritas Investment Corp. is the underwriter for the Ameritas Portfolios and also serves as its investment advisor.


     b)   The  following  table sets forth  certain  information  regarding  the
          officers  and  directors  of  the  principal   underwriter,   Ameritas
          Investment Corp.

         NAME AND PRINCIPAL      POSITIONS AND OFFICES
         BUSINESS ADDRESS        AND UNDERWRITER

         Lawrence J. Arth        Director and Chairman of the Board

         William R. Giovanni     Director, President and Chief Executive Officer

         Kenneth C. Louis        Director, Senior Vice President

         Gary R. McPhail*        Director, Senior Vice President

         Michael G. Fraizer*     Director

         Thomas C. Godlasky*     Director

         Donald R. Stading       Secretary and General Counsel

         William W. Lester       Treasurer

Principal business address of all, except as noted is: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
* Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.



    c) As of the fiscal year ending December 31, 1999, Registrant paid the following compensation to the Principal Underwriter:


                  NET UNDERWRITING  COMPENSATION
 NAME OF PRINCIPAL DISCOUNTS AND    ON          BROKERAGE
 UNDERWRITER (1) COMMISSIONS (2) REDEMPTION (3) COMMISSIONS (4) COMPENSATION (5)
 ---------------------------------------------- --------------- ----------------
 Ameritas Investment
 Corp. ("AIC")    $0               $0             $0              $0

 (2)+(4)+(5) = Gross variable annuity compensation received by AIC.
 (2) = Sales compensation received and paid out by AIC as underwriter, AIC retains 0.
 (4) = Sales compensation received by AIC for retail sales.
 (5) = Sales compensation received by AIC and retained as underwriting fee.

Item 30. Location of Separate Account and Records


    The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained by First Ameritas Life Insurance Corp. of New York at its Service Office at 5900 "O" Street, Lincoln, Nebraska 68510.


Item 31. Management Services


    All management contracts are discussed in Part A or Part B.


Item 32. Undertakings

    a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payment under the variable annuity contracts my be accepted.

    b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send for a Statement of Additional Information.

    c)   Registrant   undertakes   to  deliver  any   Statement  of   Additional
         Information and any financial statements required to be made available under this form promptly upon written or oral request.

    d) The registrant is relying upon the Division of Investment Management (Division) no-action letter of November 28, 1988 concerning annuities sold in 403 (b) plans and represents that the requirements of the no-action letter have been, are and/or will be complied with.


    e) First Ameritas Life Insurance Corp. of New York represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all the requirements of Securities Act Rule 485(a) for effectiveness of this Registration Statement on Form N- 4, and has caused this Registration Statement to be signed on its behalf in the City of Lincoln, State of Nebraska on June 14, 2000.

                    FIRST AMERITAS VARIABLE ANNUITY SEPARATE ACCOUNT, Registrant FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK, Depositor



                                            By:/S/ KENNETH C. LOUIS *
                                                   ----------------------
                                                   Kenneth C. Louis
                                                   Chairman of the Board

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons on June 14, 2000 in the capacities and on the duties indicated.

     SIGNATURE                             TITLE

/S/ KENNETH C. LOUIS *        Director, Chairman of the Board
----------------------
    Kenneth C. Louis

/S/ MITCHELL F. POLITZER *        Director, President and
--------------------------
    Mitchell F. Politzer          Chief Executive Officer

/S/ ROBERT C. BARTH *                   Controller
---------------------
        Robert C. Barth       (PRINCIPAL ACCOUNTING OFFICER)

/S/ WILLIAM W. LESTER *                  Treasurer
 ----------------------
       William W. Lester       (PRINCIPAL FINANCIAL OFFICER)


    /s/ Donald R. Stading
by _______________________ for and on behalf of:
    Donald R. Stading

Lawrence J. Arth *                       Director
John P. Carsten *                        Director
Phyllis J. Carsten-Boyle *               Director
Robert J. Lanik *                        Director
JoAnn M. Martin *                        Director
David C. Moore *                         Director
David J. Meyers *                        Director
James F. Nissen *                        Director
Tonn Ostergard *                         Director
James E. Rembolt *                       Director
Edmund G. Sullivan *                     Director

* Signed by Donald R. Stading under Powers of Attorney executed effective as of June 6, 2000.

     As filed with the Securities and Exchange Commission on June 14, 2000.

                                                Registration No. 333-
                                                                 811-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------



                                    EXHIBITS



                          to REGISTRATION STATEMENT on

                                 FORM N-4 under

                THE SECURITIES ACT OF 1933, Initial Registration

                                       and

                   THE INVESTMENT ACT OF 1940, Amendment No. 2




                            ------------------------

                FIRST AMERITAS VARIABLE ANNUITY SEPARATE ACCOUNT

                                       of

                 FIRST AMERITAS LIFE INSURANCE CORP. of NEW YORK
                        ---------------------------------

                                  EXHIBIT INDEX

EXHIBIT

    (4)                   Form of Variable Annuity Contract.